     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 1994

                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                            ACME METALS INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
        DELAWARE                   6719                  36-3802419
     (STATE OR OTHER         (PRIMARY STANDARD        (I.R.S. EMPLOYER
     JURISDICTION OF            INDUSTRIAL          IDENTIFICATION NUMBER)
    INCORPORATION OR        CLASSIFICATION CODE
      ORGANIZATION)               NUMBER)
                            13500 SOUTH PERRY AVENUE
                           RIVERDALE, ILLINOIS 60627
                                 (708) 849-2500
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                              EDWARD P. WEBER, JR.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            ACME METALS INCORPORATED
                            13500 SOUTH PERRY AVENUE
                           RIVERDALE, ILLINOIS 60627
                                 (708) 849-2500
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                               ----------------
                                    COPY TO:
                             ALTON B. HARRIS, ESQ.
                             HELEN LEVIN TOAL, ESQ.
                           JAMES T. EASTERLING, ESQ.
                          COFFIELD UNGARETTI & HARRIS
                        3500 THREE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60602
                                 (312) 977-4400
                               ----------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                     PROPOSED       PROPOSED
                                                     MAXIMUM        MAXIMUM
                                                     OFFERING      AGGREGATE      AMOUNT OF
     TITLE OF EACH CLASS OF         AMOUNT TO BE      PRICE         OFFERING     REGISTRATION
   SECURITIES TO BE REGISTERED      REGISTERED(1)  PER SHARE(2)     PRICE(2)         FEE
- ---------------------------------------------------------------------------------------------
Common Stock, par value $1.00 per
 share..........................     5,600,000       $22.375      $125,300,000    $43,206.90
- ---------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) The shares of Common Stock being registered hereby are issuable upon exercise of outstanding Special Common Stock Purchase Warrants and are for
    the account of security holders of the Company. No other shares of Common Stock are being registered pursuant to this offering.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JUNE 10, 1994

                                5,600,000 SHARES

                                      LOGO

                                  COMMON STOCK

                               ----------------

  This Prospectus relates to 5,600,000 shares (the "Shares") of Common Stock of Acme Metals Incorporated (the "Company") which are issuable without additional payment upon the exercise of 5,600,000 special common stock purchase warrants (the "Special Warrants") of the Company, all of which Shares are being offered for sale by certain security holders of the Company. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of the Shares being offered hereby.

  The Company has been advised by each of the Selling Stockholders that there are no underwriting arrangements with respect to the sale of their respective shares, that such shares will be sold from time to time in public sales in the over-the-counter market at then prevailing prices or in private transactions at negotiated prices, and that any brokerage fees will be paid by the Selling Stockholders in connection therewith. See "Selling Stockholders."

                               ----------------

  SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE  SECURITIES COMMISSION NOR HAS THE SECU-
     RITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REP-
         RESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  The Company's Common Stock is traded under the symbol ACME on the Nasdaq National Market. The closing price for such Common Stock was $
per share on June    , 1994. See                                           .

                               ----------------

        The date of this Prospectus is                          , 1994.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy material and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy material and other information filed by the Company can be inspected and copied at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy material and other information concerning the Company also may be inspected at the offices of The National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

  (i) the Annual Report on Form 10-K of the Company for the year ended December 26, 1993; and

  (ii) the Quarterly Report on Form 10-Q of the Company for the quarter ended March 27, 1994.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to Edward P. Weber, Jr., Vice President, General Counsel and Secretary, Acme Metals Incorporated, 13500 South Perry Avenue, Riverdale, Illinois 60627 (telephone number (708) 849-2500).

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. References to fiscal years herein are references to the Company's fiscal years which end on the last Sunday of the related calendar year (for example, December 26, 1993). References to fiscal quarters herein are references to the Company's fiscal quarters which generally end on the last Sunday of the last month of the related calendar quarter (for example, March 27, 1994).

  Prior to this offering, the Company sold, by means of a private placement (the "Special Warrant Offering"), $117,600,000 of special common stock purchase warrants (the "Special Warrants"), the proceeds of which were placed in escrow pending satisfaction of certain conditions. See "Special Warrant Offering." Concurrently with this offering, the Company is separately offering
$175,000,000 aggregate principal amount of      % senior secured notes due 2002
(the "Senior Secured Notes") and $           aggregate principal amount of
     % senior secured discount notes due 2004 (the "Senior Secured Discount Notes" and, together with the Senior Secured Notes, the "Notes") (the "Note Offering"). The Note Offering is conditioned upon, and together with the registration of the Shares offered hereby, is a condition to the release from escrow of the proceeds of sale of the Special Warrants. For a description of the Notes, the Special Warrant Offering and other financing arrangements, see "Financing Plan," "Special Warrant Offering" and "Description of Notes."

                                  THE OFFERING

  This Offering consists of 5,600,000 shares of Common Stock of the Company which are issuable without additional payment upon exercise of 5,600,000 Special Warrants previously issued and sold by the Company on a private placement basis in Canada and Europe at a price of U.S. $21.00 per Special Warrant, all of which Shares are being offered for sale by the several persons whose respective names are set forth under "Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. The Company is not aware of any underwriting arrangements with respect to the sale of any such shares. See "Selling Stockholders."

                                  THE COMPANY

  Acme Metals Incorporated (the "Company"), based in Riverdale, Illinois, is a fully integrated manufacturer and marketer of steel, steel strapping and strapping tools, steel tubing and automotive and light truck jacks. The Company's operations are divided into two primary segments, the "Steel Making Segment" and the "Steel Fabricating Segment." Acme Steel Company ("Acme Steel"), which is the Company's sole Steel Making Segment operating subsidiary, accounted for 41% of the Company's consolidated net sales in 1993. The Steel Fabricating Segment, consisting of Acme Packaging Corporation ("Acme Packaging"), Alpha Tube Corporation ("Alpha Tube") and Universal Tool & Stamping Co., Inc. ("Universal"), accounted for the remaining 59% of the Company's consolidated net sales in 1993.

  Over the past eight years, the Company has pursued a downstream integration strategy, intended to enhance both the value and margins of its steel products. This strategy, which included the acquisition of Universal and Alpha Tube and of additional strapping facilities, has helped to moderate the impact of fluctuating steel demand on Acme Steel's operations by creating captive businesses that consume approximately 40% to 45% of Acme Steel's steel production. These businesses allow the Company to sell fabricated steel products that have a higher value added component. Having implemented its downstream integration strategy, the Company is now pursuing a business strategy consisting of the following key elements: reducing production costs, expanding shipping capability and product range, increasing sales of specialty products, and improving product quality and customer service.

  As the smallest integrated steel producer in the United States, with an annual shipping capability of approximately 720,000 tons of finished steel, Acme Steel manufactures and markets flat-rolled sheet and strip steel. Acme Steel attempts to utilize the flexibility of its small production quantities by focusing on niche markets and targeting customers with small order sizes and special metallurgical requirements such as high carbon, special alloy and high-strength steels. The principal markets served by Acme Steel include the agricultural equipment, automotive component, industrial equipment, industrial fastener, pipe and tube, processor and tool manufacturing industries.

  Acme Packaging, which represented 33% of the Company's 1993 consolidated net sales, is one of the two leading U.S. producers of steel strapping and strapping tools. The Company believes that Acme Packaging's strong market position is attributable to (i) a broad product line, (ii) high quality, low cost strapping produced in modern facilities, (iii) the location of its production facilities in close proximity to a broad customer base and (iv) the benefits of a close relationship with Acme Steel, which supplies virtually all of Acme Packaging's steel. Acme Packaging's strapping products are principally used to unitize (i.e., bind) products for the agricultural, automotive, brick, construction, fabricated and primary metals, forest products, paper and wholesale industries.

  Alpha Tube, which represented 16% of the Company's 1993 consolidated net sales, is a leading U.S. producer of high quality welded carbon steel tubing used for furniture, recreational, construction and automotive applications. Alpha Tube has developed expertise in certain applications demanding light gauge tubing and targets customers whose requirements match Alpha Tube's production capabilities.

  Universal, which accounted for 10% of the Company's 1993 consolidated net sales, produces automotive and light truck jacks, tire wrenches and accessories for the original equipment manufacturing ("OEM") market. Management estimates that Universal currently holds a 30% share of the OEM market for auto and light truck jacks in North America. The Company believes that Universal's strong market position with U.S. and foreign transplant automotive manufacturers is principally the result of its product development capability, high quality products and just-in-time delivery capabilities.

                      MODERNIZATION AND EXPANSION PROJECT

  In 1990 the Company began a study of available business strategies and technological developments in light of its then operational and competitive opportunities. In July 1992, the Board of Directors of the Company authorized a study of the feasibility of constructing a continuous thin slab caster/hot strip mill complex. In connection with this study, the Company received reports from the management consulting firm of A.T. Kearney, Inc. Based on the feasibility study, the Kearney reports and extensive additional analysis performed by the Company of available technology, market opportunities and construction requirements, the Board of Directors of the Company intends to authorize construction of a new continuous thin slab caster/hot strip mill complex (the "Modernization Project") at Acme Steel's Riverdale, Illinois plant prior to the registration of the Shares offered hereby.

  The Company believes that Acme Steel currently enjoys a position as a low cost producer of high quality liquid steel. Although Acme Steel sells many of its products for use in higher-priced specialty applications, its present ingot pouring and rolling process results in finished steel production costs significantly above those of certain of its competitors. The Company believes the Modernization Project will allow Acme Steel to build on its strengths as a low cost producer of liquid steel by significantly increasing its overall efficiency and reducing its finished steel production costs, thereby improving its gross margins. The Modernization Project should also result in finished steel products with improved physical and metallurgical properties.

  Based on a turnkey contract price, without taking into account financing costs or changes that may be requested by Acme Steel during contruction, management estimates that the cost of the Modernization Project, including equipment, ancillary facilities, construction, and general contractor fees, will not exceed

$380 million. When the Modernization Project is completed, the Company estimates that it will provide savings in operating costs, based on full utilization and certain other material assumptions, of approximately $75 per ton, resulting from the elimination of many of the production steps utilized in the existing ingot pouring and rolling process, lower energy consumption, higher labor productivity and increased production yields. As a result of the Modernization Project, the Company expects shipping capability to increase from approximately 720,000 tons per year to approximately 930,000 tons to 970,000 tons per year. See "Risk Factors--Modernization and Expansion Project" and "Modernization and Expansion Project--Estimated Costs and Savings."

                                 FINANCING PLAN

  The Company has adopted a plan of financing intended to provide the funds necessary to complete the Modernization Project, to repay certain indebtedness currently outstanding and to provide additional liquidity. The Company's plan of financing includes the following: (i) the Note Offering, (ii) the Special Warrant Offering, and (iii) the securing of a working capital facility (the "Working Capital Facility"), which initially will be undrawn. The Special Warrant Offering occurred prior to the Note Offering, but the net proceeds of the Special Warrant Offering have been placed in escrow. The Note Offering is conditioned upon and, together with the registration of the Shares offered hereby, is a condition to the release from escrow of the net proceeds of the Special Warrant Offering. For a more complete description of the material terms of the Notes, the Special Warrants and the Shares offered hereby, see "Description of Capital Stock," "Description of Notes," and "Special Warrant Offering."

  The following table sets forth the Company's sources and immediate uses of funds as if the foregoing transactions were completed on March 27, 1994:

                                                                       (DOLLARS
                                                                          IN
                                                                      THOUSANDS)
                                                                      ----------
      Sources of Funds
        Senior Secured Notes.........................................  $175,000
        Senior Secured Discount Notes................................   100,000
        Special Warrant Offering.....................................   117,600
        Working Capital Facility(1)..................................         0
                                                                       --------
          Total......................................................  $392,600
                                                                       ========
      Uses of Funds
        Increase in cash and cash equivalents(2).....................  $320,600
        Repayment of 9.35% Senior Notes..............................    50,000
        Estimated fees and expenses(3)...............................    22,000
                                                                       --------
          Total......................................................  $392,600
                                                                       ========

- --------
(1) The Company is seeking to obtain a Working Capital Facility to provide for additional liquidity. The Working Capital Facility initially will be undrawn.
(2) The increase in cash and cash equivalents, together with cash currently on hand and cash flow from operations, will be used for the construction and integration of the Modernization Project.
(3) Estimated fees and expenses include financing fees for this Offering, the Special Warrant Offering and the Note Offering, related offering expenses and a prepayment penalty of $2.5 million, net of taxes, related to repayment of the 9.35% Senior Notes.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

  The following table sets forth selected historical consolidated financal data and operating data for the Company for the periods indicated. The Consolidated Statements of Operations Data and Consolidated Balance Sheet Data for, and as of the end of, each of the five years in the period ended December 26, 1993 were derived from the consolidated financial statements of the Company, which have been audited by Price Waterhouse, independent accountants. The selected historical consolidated financial data for, and as of the end of, the three months ended March 28, 1993 and March 27, 1994 were derived from unaudited financial statements for the Company which, in the opinion of management, reflect all adjustements which are of a normal recurring nature necessary for a fair presentation of the results of such periods. Results for interim periods are not necessarily indicative of the results to be expected for an entire fiscal year. The following table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto appearing elsewhere herein.

                                     (DOLLARS IN THOUSANDS, EXCEPT PER TON DATA)
                                            FISCAL YEAR                              FIRST QUARTER
                            ---------------------------------------------------    ------------------
                              1989      1990      1991      1992         1993        1993      1994
                            --------  --------  --------  --------     --------    --------  --------
CONSOLIDATED STATEMENTS OF
 OPERATIONS DATA:
Net sales.................  $439,412  $446,042  $376,951  $391,562     $457,406    $107,863  $123,560
Cost of products sold.....   375,902   396,790   335,503   347,624      397,526      96,619   106,258
Depreciation expense......    11,624    12,540    13,700    14,392       14,657       3,726     3,783
Selling and administrative
 expense..................    25,751    27,916    29,219    28,901       30,633       6,729     7,363
Restructuring/nonrecurring
 charge...................       --        --        --      2,700(1)     1,925(2)      --        --
                            --------  --------  --------  --------     --------    --------  --------
Operating income (loss)...    26,135     8,796    (1,471)   (2,055)      12,665         789     6,156
Interest expense, net.....    (2,116)   (4,178)   (4,211)   (3,869)      (3,813)     (1,016)     (940)
Unusual income item.......       --      4,005     1,241     1,047        1,210         --        --
Other non-operating
 income...................     2,107       765     1,391       355          370         417       781
                            --------  --------  --------  --------     --------    --------  --------
Income (loss) before
 income taxes and
 cumulative effect of
 changes in accounting
 principles...............    26,126     9,388    (3,050)   (4,522)      10,432         190     5,997
Income tax provision
 (credit).................     9,926     3,755      (732)   (1,673)       4,173          76     2,399
                            --------  --------  --------  --------     --------    --------  --------
Income (loss) before
 cumulative effect of
 changes in accounting
 principles...............    16,200     5,633    (2,318)   (2,849)       6,259         114     3,598
Cumulative effect of
 changes in accounting
 principles, net of taxes.       --        --        --    (50,323)(3)      --          --        --
                            --------  --------  --------  --------     --------    --------  --------
Net income (loss).........  $ 16,200  $  5,633  $ (2,318) $(53,172)    $  6,259    $    114  $  3,598
                            ========  ========  ========  ========     ========    ========  ========
OTHER DATA:
CONSOLIDATED:
Ratio of earnings to fixed
 charges(4)...............      7.5x      1.9x       --        --          2.5x        1.1x      5.1x
Per Share Data
  Income (loss) before
   extraordinary credit
   and cumulative effect
   of changes in
   accounting principles..  $   3.00  $   1.05  $  (0.43) $  (0.53)    $   1.15    $   0.02  $   0.64
  Cumulative effect of
   changes in accounting
   principles.............       --        --        --      (9.32)         --          --        --
                            --------  --------  --------  --------     --------    --------  --------
  Net Income (loss).......  $   3.00  $   1.05  $  (0.43) $  (9.85)    $   1.15    $   0.02  $   0.64
  Pro forma assuming
   exercise of Special
   Warrants ..............       --        --        --        --          0.57         --       0.32
EBITDA(5).................  $ 40,273  $ 22,592  $ 14,144  $ 15,705     $ 30,194    $  5,055  $ 10,867
Pro forma total interest
 expense(6)...............                                               31,344                 7,760
Pro forma cash interest
 expense(7)...............                                               18,828                 4,707
Ratio of EBITDA to pro
 forma total interest
 expense(8)...............                                                  1.0x                  1.4x
Ratio of EBITDA to pro
 forma cash interest
 expense..................                                                  1.6x                  2.3x
Capital expenditures......  $ 14,960  $ 28,604  $ 10,611  $  7,557     $ 11,749    $  1,755  $  1,842
ACME STEEL COMPANY:
Tons shipped-external
 customers................   506,475   436,123   286,385   320,192      413,645      99,756   114,817
Tons shipped-intersegment.   233,374   259,243   273,177   289,946      284,361      80,235    71,248
                            --------  --------  --------  --------     --------    --------  --------
Total tons shipped........   739,849   695,366   559,562   610,138      698,006     179,991   186,065
Average price per ton(8)..  $    417  $    422  $    423  $    413     $    426    $    408  $    442
Average production cost
 per ton(8)...............       339       355       354       338          349         343       343
Raw steel to finished
 product yield............      76.1%     77.2%     78.0%     78.7%        78.6%       77.8%     78.5%

                                                           FIRST QUARTER 1994
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(9)
                                                         -------- --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents............................... $ 60,937    $381,537
Total assets............................................  339,406     667,003
Long-term debt (including current portion)..............   56,000     281,000
Stockholders' equity....................................   89,263     190,359

- --------
(1) See Restructuring Charge in the notes to the consolidated financial statements.
(2) See Nonrecurring Charge in the notes to the consolidated financial statements.
(3) Cumulative effect of changes in account principles, net of taxes, includes the effects of adopting Financial Accounting Standard ("FAS") No. 106 "Accounting for Postretirement Benefits Other Than Pensions" and FAS No. 109 "Accounting for Income Taxes." See Postretirement Benefits Other Than Pensions and Income Taxes in the notes to the consolidated financial statements.
(4) The ratio of earnings to fixed charges is computed by dividing (i) the sum of earnings from continuing operations before income taxes, interest expense (including amortization of debt issuance costs), the interest portion of rental expenses and the undistributed income of less than 50 percent owned persons accounted for by the equity method by (ii) fixed charges, which consist of interest expense (including amortization of debt issuance costs) and the interest portion of rental expenses. Earnings for 1992 and 1991 were insufficient to cover fixed charges by $4.5 million ($5.5 million if a non-recurring gain of $1 million before income taxes related to the sale of the Company's interests in coal producing property is excluded from earnings) and $4.3 million, respectively. Pro forma ratios of earnings to fixed charges, giving effect solely to the refinancing of the 9.35% Senior Notes (including the prepayment penalty) with a portion of the Note Offering, would have been 4.4x and 2.2x for the first quarter of 1994 and the 1993 fiscal year, respectively.
(5) EBITDA is defined as net income plus income taxes, net interest expense, depreciation and amortization, restructuring and nonrecurring items, cumulative effect of changes in accounting principles, and less unusual income. The Company believes EBITDA provides additional information for determining its ability to meet debt service requirements. EBITDA does not represent net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA is not necessarily an indication of whether cash flow will be sufficient to fund cash requirements. EBITDA does not give effect to any investment of the approximately $381.5 million of cash remaining after application of the net proceeds of the Note Offering and the Special Warrant Offering to repay indebtedness and pay related expenses.
(6) Pro forma total interest expense reflects the issuance of the Senior Secured Notes and the Senior Secured Discount Notes, as follows:

                                              YEAR ENDED     THREE MONTHS ENDED
                                           DECEMBER 26, 1993   MARCH 27, 1994
                                           ----------------- ------------------
    Issuance of Senior Secured Notes......      $18,375            $4,594
    Issuance of Senior Secured Discount
     Notes................................       11,303             2,750
    Existing 6.5% to 6.75% Notes payable..          453               113
    Amortization of financing fees on
     Notes................................        1,213               303
                                                -------            ------
                                                $31,344            $7,760
                                                =======            ======

  In calculating pro forma interest expense, the Company has utilized an interest rate of 10.5% on the Senior Secured Notes and an effective interest rate of 11% on the Senior Secured Discount Notes and has assumed that all interest is expensed in period incurred. Interest on the Notes and related financing fees will be capitalized as part of the Modernization Project when
  (i) the expenditures for the asset have been made, (ii) activities that are necessary to get the asset ready for its intended use are in progress and
  (iii) interest cost is being incurred.
(7) Pro forma cash interest expense represents total interest expense, excluding the amortization of financing fees on the Notes and the amortization of the discount of the Senior Secured Discount Notes.
(8) Average price and average production costs per ton, which can be significantly affected by Acme Steel's product mix in a given period, include shipments made to external customers and intersegment shipments.
(9) As adjusted to give effect to the transactions described under "Financing Plan."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, prospective investors should carefully review the following risk factors before deciding to purchase any of the Shares offered hereby.

VARIABILITY OF FINANCIAL RESULTS

  The consolidated financial performance of the Company, and in particular of its subsidiary, Acme Steel, is significantly affected by the cyclical nature of the steel industry. For the years 1990, 1991, 1992 and 1993, Acme Steel shipped approximately 695,000, 560,000, 610,000 and 698,000 net tons of steel, respectively, with an average realized price per ton of approximately $422, $423, $413 and $426. Principally as a result of the impact of these changes in shipment volumes and, to a lesser extent, steel prices, the Company's consolidated net sales for the years 1990, 1991, 1992 and 1993 were $446.0 million, $376.9 million, $391.6 million and $457.4 million, respectively, and its consolidated operating income (or loss) was $8.8 million, ($1.5) million, ($2.1) million and $12.7 million, respectively. For the quarter ended March 27, 1994, Acme Steel shipped approximately 186,000 net tons of steel with an average realized price per ton of $442, compared to shipments of approximately 180,000 net tons of steel and an average realized price of $408 in the quarter ended March 28, 1993. The Company reported consolidated net sales of $123.6 million and consolidated operating income of $6.2 million for the quarter ended March 27, 1994, compared to consolidated net sales of $107.9 million and consolidated operating income of $0.8 million for the quarter ended March 28, 1993. No assurance can be given that these trends in the Company's consolidated financial performance will continue or that other events likely to have an adverse effect on the steel industry or the Company, such as an economic downturn or an increase in competition, may not occur.

LEVERAGE AND ACCESS TO CAPITAL

  After the Note Offering, the Company and its subsidiaries will have significant amounts of outstanding indebtedness. The indebtedness of the Company and its subsidiaries and the restrictive covenants contained in existing and future debt instruments, including the Indentures relating to the Notes and the loan documents relating to the Working Capital Facility, could significantly limit the operating and financial flexibility of the Company. These factors could also limit the ability of the Company and its subsidiaries to take action in response to competitive pressures or adverse economic conditions. The Company currently is, and upon the consummation of the Note Offering will be, in compliance with the restrictive covenants and tests contained in its debt instruments.

  After giving effect to the issuance of the Notes, the Company's ratios of EBITDA to pro forma total interest expense and EBITDA to pro forma cash interest expense would have been 1.0:1 and 1.6:1 for the fiscal year ended December 26, 1993 and 1.4:1 and 2.3:1 for the quarter ended March 27, 1994. The Company believes that internally generated funds, currently available cash resources, the net proceeds of the Note Offering and the Special Warrant Offering, and amounts to be available to the Company and its subsidiaries under the Working Capital Facility will be sufficient to fund the anticipated capital and other expenditures (including expenses relating to the Modernization Project) of the Company and meet its fixed charge requirements for the foreseeable future, including through the completion of the Modernization Project. However, there can be no assurance that the amounts available from such sources will be sufficient for such purposes. The Company may be required to seek additional capital financing from a variety of potential sources, including additional bank financing and/or debt or equity securities offerings. No assurance can be given that such sources of funding will be available if required or, if available, will be on terms satisfactory to the Company.

CYCLICALITY, COMPETITION, AND OTHER INDUSTRY FACTORS

  The U.S. steel industry is a cyclical business characterized by excess capacity and intense competition. In the first half of the 1980s, many steel producers sustained large losses which led to several major bankruptcies and restructurings. Factors such as production overcapacity, increased U.S. and international competition, high labor costs, inefficient plants and reduced levels of steel demand contributed to these losses. Between 1982 and 1993, U.S. steel producers reduced their raw steel production capacity by approximately 25%. In addition, in the late 1980s the U.S. steel industry experienced increased demand, lower levels of steel imports and increased efficiency through modernization of production facilities. As a result of these and other factors, industry profits reached record levels in 1988. However, in the latter half of 1989, steel prices and demand again began to decline, and a number of U.S. producers reported losses in 1990, 1991 and 1992 in a sluggish U.S. economic environment. Although many steel producers reported improved results in 1993 compared to 1992, and the first quarter of 1994 compared with the same period in 1993, there can be no assurance that this recovery will continue or that there will be any future improvement in U.S. steel industry earnings.

  Competition among U.S. steelmakers is intense with respect to price, service and quality. Integrated steel producers have lost market share to mini-mills in recent years. Mini-mills are generally smaller volume steel producers that use ferrous scrap as their basic raw material and employ non-union workers. These mills have recently expanded their product lines from commodity type items to include larger-size structural products and flat-rolled products, including those made with new, continuous thin cast technologies. To date, mini-mills are the only U.S. producers to utilize these technologies. In addition, certain U.S. integrated steelmakers have gone through reorganizations under Chapter 11 of the U.S. Bankruptcy Code. Following their reorganizations, these companies generally have reduced costs and become more effective competitors. U.S. steel producers also have invested heavily in new plants and equipment that have enabled many companies to improve efficiency and increase productivity.

  Foreign competition, from time to time and product line by product line, has been a significant competitive factor for U.S. integrated steel producers. The intensity of foreign competition is substantially affected by fluctuations in the value of the United States dollar against several other currencies. The Company believes that the attractiveness of the United States steel markets to certain foreign producers has been diminished somewhat during recent years by a substantial decline in the value of the United States dollar relative to these foreign currencies. However, foreign exchange rates are subject to substantial fluctuations, and there can be no assurance that this condition will continue to exist. Further, many foreign steel producers are controlled or subsidized by foreign governments whose decisions concerning production and exports may be influenced by political and economic policy considerations as well as by prevailing market conditions and profit opportunities. As a result, despite relatively low U.S. steel prices and narrow profit margins, many foreign producers have continued to ship steel products into the U.S. market. Acme Steel has experienced little foreign competition in recent years in the markets it serves. There can be no assurance, however, that foreign competition will not increase in the future, which could adversely affect the Company's operating results.

  Materials such as aluminum, composites, plastics, and ceramics compete as substitutes for steel in many of Acme Steel's markets. No assurance can be given that an increase in use of these or other product substitutes will not occur or, if such substitutions were to occur, that they would not have a material adverse effect on the Company.

NEED TO MODERNIZE

  Over the past decade, the price of steel, adjusted for inflation, has fallen significantly. Although a significant portion of this decline is the result of worldwide steelmaking overcapacity, steel pricing is also influenced by low cost producers in the U.S. steel industry. Many of Acme Steel's competitors have implemented steelmaking technologies not utilized by Acme Steel. As a result, Acme Steel's costs to produce a ton of finished steel are substantially higher than those of certain of its competitors. The Company believes that foreign and U.S. steel producers will continue to invest heavily to replace aging or obsolete facilities and to achieve increased production efficiencies and improved product quality. These investments are expected to be made in various aspects of the manufacturing process, including continuous casting and other mill technologies. The Company believes that it must undertake the Modernization Project and make the significant capital investments required if Acme Steel is to achieve levels of cost, productivity and product quality already attained by certain of its competitors.

MODERNIZATION AND EXPANSION PROJECT

  The Company believes the equipment selected for and design of the Modernization Project are appropriate and well conceived, but there can be no assurance that the potential benefits of the Modernization Project, including the anticipated increase in finished steel shipping capability, will actually be achieved or that sufficient demand will exist for the additional finished steel production. In particular, the estimated cost savings per ton expected to be realized from the Modernization Project are based on numerous assumptions including operation of Acme Steel's facilities at full capacity, which assumptions may not prove to be accurate. In the event that output is less than that which could be generated at full capacity, the actual cost savings per ton will likely be lower than anticipated. In addition, continuous thin slab casting is a relatively new technology, with the first continuous thin slab casting facilities having been constructed in 1989. At present, there are only two operating continuous thin slab casting facilities in North America with an estimated combined capacity of 3.8 million tons per year. Unlike Acme Steel's contemplated operation upon completion of the Modernization Project, the operator of these facilities uses ferrous scrap as its basic raw material and does not cast certain of the specialty steels and grades which Acme Steel intends to produce. There can be no assurance that the Company can successfully implement these aspects of the Modernization Project in the manner and for the purposes planned.

  The Company has received definitive proposals from three internationally recognized contractors for the construction of the Modernization Project. Each of the proposals provides for the assumption by the contractor of responsibility for timely and effective completion of the Modernization Project. Although the contract proposals provide for liquidated damages, there can be no assurance that the amount of liquidated damages would be sufficient to cover the Company's damages in the event of a significant delay in the construction of the Modernization Project or an inability, for any reason, to complete successfully the Modernization Project. Furthermore, if the Modernization Project is not completed in a timely manner or for the amounts budgeted, or there were to be substantial, unexpected production interruptions or other start-up difficulties, the consolidated results of operations and competitive position of the Company and its subsidiaries could be materially adversely affected. In the event of any such difficulties, senior management may have to devote substantial time to these matters which could adversely affect existing operations. See "Modernization and Expansion Project."

POSSIBLE FLUCTUATIONS IN RAW MATERIAL AND ENERGY COSTS

  The Company's operations at its Acme Steel subsidiary are heavily dependent on the supply of various raw materials including iron ore pellets, coal and energy. Acme Steel is contractually obligated to purchase, at the higher of production cost or market price, its proportionate share of the iron ore produced at Wabush Mines, a joint venture project in which Acme Steel has an approximate 15.1% interest. See "Business--Raw Materials and Energy." In 1993 Acme Steel acquired approximately 56% of its iron ore pellet requirements from this venture. Production costs at Wabush Mines currently approximate market price; however, there can be no assurance that the mines' cost structure will not result in above world market prices in the future. The balance of Acme Steel's iron ore pellet needs and all of its coal and energy needs are obtained at market prices. Supply interruptions or cost increases, to the extent that Acme Steel could not pass on these costs to its customers, could adversely affect the future consolidated results of operations of the Company and its subsidiaries.

ENVIRONMENTAL COMPLIANCE AND ASSOCIATED COSTS

  U.S. steel producers, including Acme Steel, are subject to stringent Federal, state and local environmental laws and regulations concerning, among other things, air emissions, waste water discharge, and solid and hazardous waste disposal. U.S. steel producers, including Acme Steel, have spent and can be expected to spend in the future, substantial amounts for compliance with these environmental laws and regulations. The costs of environmental compliance may place U.S. steel producers at a competitive disadvantage (1) to foreign steel producers, which may not be subject to environmental requirements as stringent as those in the United States and (2) to producers of materials that compete with steel, which may not be required to bear equivalent costs in producing their products.

  The Company, on a consolidated basis, has incurred substantial costs in complying with Federal, state and local environmental laws and regulations. The Company's capital expenditures related to environmental compliance were $6.6 million in 1991, $0.3 million in 1992 and $3.4 million in 1993. The Company currently estimates that capital expenditures for environmental compliance will be approximately $6 million and $7 million in 1994 and 1995, respectively. The Company believes that it is currently in substantial compliance with the various environmental regulations applicable to its businesses and, in particular, that its coke ovens currently are in compliance with Clean Air Act standards anticipated to be in effect through 2007. Nevertheless, there can be no assurance that environmental requirements will not change in the future or that the Company will not incur significant costs in the future to comply with such requirements. The need to comply with even more stringent environmental laws and regulations could have a material adverse effect on the Company's financial condition and results of operations. See "Business--Environmental" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

DIVIDEND POLICY

  Except to the extent that redemptions of the Company's 1986 and 1988 Preferred Share Purchase Rights Plans are deemed to be dividends, since the 1986 Reorganization (defined below) the Company has not paid dividends on its Common Stock. The Company's current intention is to reinvest its earnings to finance the growth of its business. Accordingly, the Company does not intend to pay dividends on its Common Stock in the foreseeable future. In addition, the Indentures governing the Company's obligations with respect to the Notes limit the amount of dividends that the Company may pay to its stockholders.

                                  THE COMPANY

GENERAL

  The Company is a fully integrated manufacturer and marketer of steel, steel strapping and strapping tools, steel tubing and automotive and light truck jacks. The Company's operations are divided into two primary segments, the "Steel Making Segment" and the "Steel Fabricating Segment." Through these two segments, the Company is a leader in the production of steel strapping and automotive and light truck jacks, as well as a leader in the provision of steel products to certain niche markets.

  Based in Riverdale, Illinois, the Company is the successor to the original Acme Steel Company (founded in 1884 as the Acme Flexible Clasp Company of Chicago), which merged in 1964 with the Interlake Iron Company (founded in 1905 in New York as the By-Products Coke Corporation) to form Interlake Steel Corporation. As a result of a reorganization in 1986 (the "1986 Reorganization"), a holding company was formed, The Interlake Corporation ("New Interlake"), which became the parent company of Interlake, Inc. ("Old Interlake"). Old Interlake then transferred its non-steel related operations and assets to New Interlake. Old Interlake retained the iron, steel and U.S. steel strapping assets and businesses, was renamed Acme Steel Company, and was spun off as an independent public company in May 1986.

  Acme Steel Company undertook a further reorganization in May 1992 (the "1992 Reorganization"), when the Company was formed and became the parent of Acme Steel and Acme Steel's former operating subsidiaries, Acme Packaging, Alpha Tube and Universal. Acme Steel and its successor, the Company, have been traded on the Nasdaq National Market since 1986 under the symbol "ACME."

  The Company's principal executive offices are located at 13500 South Perry Avenue, Riverdale, Illinois 60627, and the Company's telephone number is 708/849-2500. The Company's registered agent in the State of Delaware is The Corporation Trust Company, and its registered address in Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

  The following chart depicts the organization of the Company and its subsidiaries. Each of the subsidiaries will unconditionally guarantee the Company's obligations under the Notes, and the capital stock of each subsidiary will be pledged to secure the Company's obligations under the Notes.
                       ----------------
                          ACME METALS
                         INCORPORATED
                       ----------------
                               |
         ---------------------------------------------------
         | 100%                                    | 100%
   ----------------                       ------------------
     ACME STEEL                             ACME PACKAGING
       COMPANY                                CORPORATION
   ----------------                       ------------------
         | 100%                                    |
   ----------------                                |
       ALABAMA                                     |
    METALLURGICAL                                  |
     CORPORATION                                   |
   ----------------                                |
                                                   |
                  --------------------------------------------------
                  | 100%          | 100%           | 100%          | 100%
            ------------    -------------    --------------  ----------------
             UNIVERSAL        ALPHA TUBE          ALTA          ACME STEEL
              TOOL &         CORPORATION        SLITTING         COMPANY
              STAMPING                         CORPORATION    INTERNATIONAL,
              COMPANY,                                             INC.
                INC.
            ------------    -------------    --------------  ----------------

  Alabama Metallurgical Corporation presently is not engaged in manufacturing operations. Acme Steel Company International, Inc. is a foreign sales corporation, formed for the purpose of processing sales to certain non-U.S. entities. Alta Slitting Corporation ("Alta") performs slitting services for Alpha Tube, and references in this prospectus to Alpha Tube will be deemed to include reference to Alta.

                      MODERNIZATION AND EXPANSION PROJECT

OBJECTIVES

  In 1990 the Company began a study of available business strategies and technological developments in light of its then operational and competitive opportunities. In July 1992, the Board of Directors of the Company authorized a study of the feasibility of constructing a continuous thin slab caster/hot strip mill complex. In connection with this study, the Company received reports from the management consulting firm of A.T. Kearney, Inc. Based on the feasibility study, the Kearney reports and extensive additional analysis performed by the Company of available technology, market opportunities and construction requirements, the Board of Directors of the Company intends to authorize construction of a new continuous thin slab caster/ hot strip mill complex (the "Modernization Project") at Acme Steel's Riverdale, Illinois plant prior to the registration of the Shares offered hereby.

  The Company believes that Acme Steel currently enjoys a position as a low cost producer of high quality liquid steel. Although Acme Steel sells many of its products for use in higher-priced specialty applications, its present ingot pouring and rolling process results in finished steel production costs significantly above those of certain of its competitors. The Company believes the Modernization Project will allow Acme Steel to build on its strengths as a low cost producer of liquid steel by significantly increasing its overall efficiency and reducing its finished steel production costs, thereby improving its gross margins. The Modernization Project should also result in finished steel products with improved physical and metallurgical properties.

  Based on a turnkey contract price, without taking into account financing costs or changes that may be requested by Acme Steel during construction, management estimates that the cost of the Modernization Project, including equipment, ancillary facilities, construction, and general contractor fees, will not exceed $380 million. When the Modernization Project is completed, the Company estimates that it will provide savings in operating costs, based upon full utilization and certain other material assumptions, of approximately $75 per ton, resulting from elimination of many of the production steps utilized in the existing ingot pouring and rolling process, lower energy consumption, higher labor productivity and increased production yields. As a result of the Modernization Project, the Company expects shipping capability to increase from approximately 720,000 tons per year to approximately 930,000 tons to 970,000 tons per year.

COMPETITIVE PRESSURES FOR MODERNIZATION

  Over the past decade, the average price of all steel products, adjusted for inflation, has fallen significantly. The forces contributing to this downward price trend have included industry overcapacity, the growth of low cost U.S. steel producers that make increased use of continuous casting and other techniques for improved productivity, and lower priced imports that benefit from foreign government subsidies. The Company believes that in recent years steel prices have been significantly influenced by producers with the lowest costs, and that those costs are, in large part, a function of the level of the producers' technological advancement.

  Many U.S. steel producers have sought to reduce their operating costs significantly through the modernization and rationalization of their facilities. One of the principal modernization initiatives has been the development of continuous casting facilities, first for bar products, then for thick slabs (more than 6 inches) and most recently for thin slabs (less than 4 inches). Continuous casting is a significantly less expensive method of slab production than the ingot pouring and rolling process currently employed by Acme Steel.

  According to the American Iron and Steel Institute ("AISI") statistics, over the past decade the U.S. steel industry has increased its continuous cast steel production to nearly 85% of flat-rolled steel production. Twelve U.S. facilities now use a continuous casting process to produce thick slabs. On a combined basis these facilities have an estimated capability of 39 million tons of flat-rolled steel per year or, based on an assumed yield of 90%, approximately 76% of total annual flat-rolled steel shipments. In 1989, the first continuous thin slab casting facilities were constructed. More technologically advanced than thick slab continuous casting facilities, thin slab casting eliminates the extra heating and rolling necessary to flatten thick slabs. At present there are two operating continuous thin slab casting facilities in North America with an estimated combined capability of 3.8 million tons per year or, based on an assumed yield of 90%, approximately 7% of total annual flat-rolled steel shipments. Two additional thin slab casting facilities are now under construction with an estimated combined capacity of 2 million tons. In addition to continuous casting, advanced steel producers are employing other technologies, including ladle metallurgy furnaces and computer controlled equipment, to reduce production costs, improve quality, and improve customer responsiveness.

EXISTING STEELMAKING PROCESS

  Acme Steel currently produces steel through an ingot pouring and rolling process rather than by continuous casting. Because of the variability in ingots and the additional conditioning and shaping processes needed to produce flat-rolled steel from them, the ingot process involves more product defects, greater yield losses, higher energy consumption and lower labor productivity than continuous casting. Further, Acme Steel's current rolling mill facilities cannot produce a steel coil that is large enough (more than 550 pounds per inch of width) and wide enough (more than 30 inches) to supply all of the needs of its current customers and many other users of flat-rolled steel. In addition, the physical limitations of its present mill facilities do not allow Acme Steel to utilize fully the existing raw steel capacity of its steelmaking facilities. By means of the Modernization Project, Acme Steel expects to bring its facilities up to world-class standards and eliminate its competitive disadvantages with respect to more technologically advanced steel producers.

  In primary steelmaking, iron ore, coke, limestone and other raw materials are processed in blast furnaces to produce molten iron or "hot metal." In Acme Steel's facilities, this hot metal is converted into raw or liquid steel in a basic oxygen furnace in which impurities are removed and the chemistry or metallurgy for end use is determined on a batch-by-batch basis. Acme Steel's basic oxygen furnace facility employs two vessels, with a steelmaking capacity of 100 tons per heat.

  Liquid steel from the basic oxygen furnace flows into ladles, which are then positioned via an overhead crane above a line of cast iron ingot molds. A stream of steel flows through an opening in the bottom of the ladle to "teem" or fill the cast iron molds. When the steel is solid enough to hold its shape, a stripper crane lifts away the mold while a plunger holds down the steel ingot. The "stripped" ingots are then taken to furnaces or "soaking pits" where they are reheated or "soaked" until they reach a uniform temperature throughout. The reheated ingots are carried to the primary rolling mill where they are shaped into semi-finished steel slabs 4 1/2 to 6 1/2 inches thick with the desired width and length.

  The slabs are inspected, conditioned, if needed, by scarfing or mechanical grinding to remove surface imperfections, and then stored. When scheduled for production, the slabs are reheated to rolling temperature and finished in Acme Steel's semi-continuous hot strip mill where they are rolled to final thickness, tempered, and coiled into hot bands. After further processing to customer specifications, finished products are shipped to external customers and to the Company's Steel Fabricating Segment in the form of coils.

  In the production process Acme Steel currently uses, the loss of material between the molten steel in the basic oxygen furnace and the finished coil of steel results in a yield of approximately 78%. In addition, the process, from the time steel is teemed into the ingot molds until a hot rolled band is produced, takes, on average, 10 days.

STEELMAKING PROCESS UPON PROJECT COMPLETION

  The Modernization Project will involve construction of a state-of-the-art continuous thin slab caster ("Caster") and a 60" wide seven-stand hot strip rolling mill ("Rolling Mill"). The Modernization Project will include several other technologically advanced facilities. Two ladle metallurgy furnaces ("LMFs") will be constructed. The LMFs will use electric arc heating and an alloy addition system to achieve a high degree of control over the final temperature and chemistry of the liquid steel. A tunnel-type roller hearth furnace will be constructed and used to achieve equalized temperature through the slab's thickness and width for final rolling into coil form. The Rolling Mill will be constructed with state-of-the-art, computer-operated features to precisely control the thickness, profile and flatness of the product to world-class standards. Together with the Caster, this configuration should allow Acme Steel to produce products across all steel grades that are wider and thinner, with superior finish quality, than those it is now able to produce. Major ancillary facilities in the Modernization Project will include air and water environmental control facilities, mold/segment repair equipment, a roll grinding shop, and coil storage and shipping facilities. The Modernization Project will eliminate the processes Acme Steel now employs for teeming, processing, heating and rolling ingots into slabs, conditioning and reheating slabs, and transporting and storing ingots and slabs.

  CASTER. The Caster will be supplied with high quality liquid steel from Acme Steel's existing basic oxygen furnace. The Company believes that the liquid steel it is able to produce in its basic oxygen furnace, because of its lower nitrogen content and lower incidence of "tramp" elements, will result in a superior quality finished steel compared to that produced by steel companies using thin-slab casting technology in conjunction with ferrous scrap and electric arc furnaces. From the basic oxygen furnaces, the liquid steel will be transported in ladles by rubber-tired vehicles to the new casting/mill facility, which will be approximately a half-mile away.

At the Caster, the ladles of liquid steel will be treated in the new LMFs. After treatment, the steel will flow from the ladles through a hollow ceramic tube ("shroud") into a refractory lined reservoir ("tundish"), and from there downward into the Caster's mold. The mold will be constructed with copper alloy-clad walls through which water will flow at high velocity for cooling. As the molten steel passes vertically through the water cooled mold a thin skin will form in a matter of seconds on the outside of a rectangular slab shell measuring approximately 2 inches thick by 36 to 61 inches wide.

  The skin on the slab or strand will become thicker as the slab emerges from the mold and will extend inward as the slab descends through the strand guide and air mist water spray system until the slab is solid throughout. The hot thin slab then will be gradually bent by a series of bending rollers from a vertical into a horizontal orientation. At the bottom of the withdrawal unit, the continuous slab will be straightened and sheared into individual slabs of different lengths depending on the ordered final coil weight.

  As planned, the thin slab casting process will be able to run continuously, terminating only when the last ladle in a planned sequence is fully drained. The number of ladles cast in continuous sequence will depend upon the production schedule being followed at any given point in time. The Company expects that the Caster will improve Acme Steel's finished product yield, reduce energy and labor costs, increase production capability and improve the metallurgical and surface quality of its products.

  ROLLING MILL. The Caster will be situated such that the finished slabs will feed directly into the roller-hearth tunnel furnace. As the slabs travel continuously through the furnace, their temperature will be equalized to the optimum uniform exit temperature required for final rolling. From the roller-hearth furnace the slabs will move through jets of high pressure water to remove a thin layer of iron oxide ("scale"). Once "descaled," the slabs will pass through an edger and then move directly to the Rolling Mill, which will be computer-controlled and configured as seven tandem-coupled rolling stands, power-rated at 7,000 kW each. Each stand will sequentially reduce the thickness of the slab being rolled. At the exit of the seventh stand, the slab thickness will have been reduced from 2 inches to the final gauge required by the customer's order. The hot rolled strip will then pass through a system of computer-controlled laminar water sprays to precisely and uniformly cool the steel to the final temperature required to achieve the customer's specified physical properties (strength and ductility). Following this final temperature adjustment, the strip will be coiled into a hot rolled band for shipment to the customer or to other finishing facilities.

  Based on information provided by the primary equipment supplier for the Modernization Project and the Company's own analysis, the Company believes that when it is fully operational, the Modernization Project will accomplish the conversion of liquid steel to coils in approximately 1 1/2 hours, rather than the 10 days it takes at present, and will increase the material yield from liquid steel to finished coils from 78% to over 90%. In addition, based on the various studies and estimates available to the Company and subject to the assumptions on which these studies and estimates are based, the Company believes the energy requirements for the process will be reduced by approximately 59% per ton, and, at full capacity operation, the labor cost per ton of finished steel will be reduced by approximately 48%. Further, based on these studies and estimates, the Company believes the finished coils will be able to be rolled wider and thinner, with physical and mechanical properties produced to more exacting specifications, than Acme Steel can currently produce. For a discussion of the assumptions underlying the cost reductions referred to above, see "Estimated Costs and Savings" below.

IMPACT ON EXISTING OPERATIONS

  The Modernization Project will be constructed on a greenfield site which is near Acme Steel's current steelmaking facilities but physically separate. The Company believes steel production at Acme Steel's existing facilities will continue during the construction of the Modernization Project without disruption or reduction of product available for supply to customers. Commencement of the Project will not occur until the Company has entered into an engineering, procurement and construction contract with a general contractor of the Modernization Project. The Company anticipates that the Modernization Project will be completed in approximately 27 months following its commencement. During the Modernization Project's initial testing and phase-in period, Acme Steel intends to use the excess capability of its existing melting operation to produce sufficient hot metal both to maintain existing production operations and to supply the new continuous caster. The construction of the Modernization Project and the activities of the general contractor will be monitored by a project management team composed primarily of existing company officers and employees. In the event there are significant problems with the construction of the Modernization Project, senior management may have to devote substantial time to those problems from time to time and, as a result, may devote substantially less time than is normal to existing operations, which could adversely affect existing operations.

EXPANDED CAPABILITY

  Acme Steel's current raw steel production capability is greater than its ability to roll slabs into finished steel coils. In addition, Acme Steel's existing hot strip mill cannot produce a finished coil of steel more than 30 inches wide. The Company believes, based on equipment specifications and its own analysis, that the Modernization Project will significantly expand the Company's shipping capability and also allow Acme Steel to produce wider sheets and thinner gauges with physical and mechanical properties produced to more exacting specifications than Acme Steel currently can produce. This will expand Acme Steel's product range and allow it to sell to many markets that it currently cannot penetrate as well as to increase sales to its existing customer base. Further, as detailed below, the Company believes that, after completion of the Modernization Project, Acme Steel's productive yield from raw steel to finished coils will increase from approximately 78% to over 90%. The improvement in yield, together with the expanded capability of the Rolling Mill, is expected to increase Acme Steel's shipping capability from approximately 720,000 tons per year to approximately 930,000 tons to 970,000 tons per year. This increase is an estimate based on operating rates, product mix and other factors. No assurance can be given that Acme Steel's actual steel production will not be less than that or that the additional amount of finished steel, if produced, can be sold.

ESTIMATED COSTS AND SAVINGS

 Steel Making Segment

  The following table summarizes the costs and estimated savings in operating expenses associated with the Modernization Project. These cost savings are based on an increase in the Company's production capability to 970,000 tons and full utilization of the expanded capability. Certain of the cost savings are related to allocation of fixed operating costs. As a result, the cost savings would likely be lower at lower rates of production. There can be no assurance as to the actual annual production volumes that will be achieved after completion of the Modernization Project. The estimated operating savings are based on certain additional assumptions, and are subject to associated qualifications and limitations, as discussed below.

                         ESTIMATED AVERAGE COST SAVINGS
                 PER TON OF FINISHED COILS AT FULL UTILIZATION

                                                                ESTIMATED
                                                                NEW COST
                                                     1993 COSTS STRUCTURE CHANGE
                                                     ---------- --------- ------
Productive Yield Loss...............................    $ 41      $ 16     $25
Labor...............................................     118        61      57
Utilities...........................................      29        12      17
Other...............................................     172       196     (24)
                                                        ----      ----     ---
                                                        $360      $285     $75
                                                        ====      ====     ===

  The estimated operating cost savings for the Modernization Project do not take into account increases or decreases in operating costs that are unrelated to the Modernization Project, such as changes in wage rates and raw material costs. In addition, the estimated operating cost savings do not take into account any increased depreciation or interest costs, which will be substantially higher as a result of the Modernization Project. Consequently, the estimated operating cost savings are not necessarily indicative of the Company's results of operations or expected financial performance for any period.

  Productive Yield Loss. In its existing steelmaking process, Acme Steel has a yield loss equal to approximately 22% of the liquid steel produced at the basic oxygen furnace. The uninterrupted flow of liquid steel through the Caster and Rolling Mill will eliminate several of the steps currently used to improve the quality of a finished coil but which generate yield loss. In particular, the Modernization Project is expected to eliminate the shearing of unusable "ingot butts" at the primary mill, the grinding and "scarfing" of surface imperfections on slabs before they are processed at the roughing mill, and the "cutback loss" on coils due to gauge variations inherent in the existing hot strip mill. Although the scrap generated by these processes can be reused in Acme Steel's steelmaking process, the improved yields expected to result from the Modernization Project will allow Acme Steel to produce more prime material suitable for shipment rather than scrap. Based on internal engineering studies, Acme Steel expects its yield loss after completion of the Modernization Project to decrease from approximately 22% to less than 10%.

  Labor. The existing steelmaking process is labor intensive. Labor is required to set-up, condition or handle steel at each step before processing. Significant labor is required to prepare the ingot molds, pour ingots, strip ingots, convey ingots to the soaking pits, convey the ingots to the primary mill and convey the slabs to the existing strip mill. All of these production steps will be eliminated through the use of a continuous thin slab casting process. As a result, Acme Steel expects to be able to reduce its hourly work force by approximately 250 people who are currently assigned to processes that will be eliminated.

  Utilities. The existing steelmaking process is energy intensive. The high use of energy results from the cooling and reheating of the semi-finished steel to prepare it for further processing. In particular, the ingots, which are allowed to cool after pouring are subsequently charged in the soaking pit for an average of approximately 10 hours to increase the temperature for processing through the primary mill. Steel slabs are allowed to cool to permit conditioning and then must be reheated for processing in the roughing and hot strip mills. These steps consume significant amounts of electricity and natural gas. Based on internal engineering studies, Acme Steel expects the Modernization Project to significantly reduce its utility costs by eliminating the need for multiple cooling and reheating cycles and several rolling procedures.

  Other. The Modernization Project will result in additional costs related to the operations of the ladle metallurgy furnace facility, the purchase of scrap to supplement internally generated scrap, and the purchase of additional value added services, such as pickling, from vendors.

  The Modernization Project will involve costs in addition to those incurred in the construction and operation of the facility itself. Upon the successful completion of the Financing Plan, the Company will record a $4.8 million non-cash charge to account for the costs associated with its planned workforce reduction and an $8.3 million non-cash charge to reflect an impairment in the value of the existing steel finishing facilities which will be replaced by the Modernization Project. Further, during the Modernization Project's final completion phase, including initial testing, the Company anticipates incurring approximately $15 million of start-up related costs, some of which may be capitalized as part of the Modernization Project.

 Steel Fabricating Segment

  The Steel Fabricating Segment is expected to derive certain benefits from the larger, wider, higher quality, flat-rolled steel coils Acme Steel is expected to be able to produce as a result of the implementation of the Modernization Project. Alpha Tube is expected to realize benefits from reduced edge scrap as well as lower production scrap rates, higher productivity levels and better yield rates due to more consistent gauge control. Acme Packaging and Universal are expected to benefit primarily from reduced edge scrap.

ENGINEERING, PROCUREMENT AND CONSTRUCTION CONTRACT

  The Company has elected to engage a general contractor to deliver a turnkey facility subject to a fixed price contract covering engineering, procurement and construction related to the Modernization Project. The
Company will rely on the general contractor for on-time completion of a fully functioning facility. To the extent that there are delays in completion or the facility is operating at a level below that which is contractually guaranteed, the Company expects to have the right to liquidated damages in the form of a daily charge paid by the general contractor to the Company, which will vary depending on the nature of the noncompliance. The Company expects the general contractor's liability to be limited to approximately 20% to 30% of the total Modernization Project costs. The Company expects to enter into a definitive contract with a general contractor before the effective date of this Offering.

  To date, the Company has received proposals from three internationally recognized engineering and construction firms and is currently negotiating the final scope and price of the Modernization Project turnkey contract. The primary scope of the contract will encompass the procurement of equipment and construction of the facility containing two LMFs with alloying capability, the continuous thin slab caster, a tunnel-type roller hearth furnace, a seven stand tandem hot rolling mill, as well as ancillary equipment consisting of air and water environmental control facilities, mold/segment repair equipment, a roll grinding shop, coil storage and shipping facilities, a parking lot and dedicated roadway.

EQUIPMENT SUPPLIER AND SUPPLY CONTRACT

  The Company has selected SMS Schloemann-Siemag AG and its subsidiaries, SMS Engineering Inc. and SMS Concast Inc. (collectively "SMS"), as the primary equipment supplier for the Modernization Project. The equipment to be supplied by SMS includes, but is not limited to, the continuous thin slab caster, the tunnel roller-hearth furnace and the hot strip rolling mill. The SMS technology for continuous thin slab casting is currently utilized by Nucor Steel at its Crawfordsville, Indiana and Hickman, Arkansas facilities and three additional facilities using this technology currently are under construction.

  Although SMS will be engaged by the general contractor to supply the equipment, the Company expects to negotiate guarantees from SMS via the general contractor, relating to key criteria for evaluating the equipment in terms of performance and product quality. The equipment will be subject to an agreed set of performance tests which must be met in order for SMS to substantiate this contractual performance obligation. Additionally, SMS will be subject to a liquidated damages charge for any delay caused by SMS as a result of equipment commissioning or performance.

  The Company expects that before the effective date of this Offering, it will enter into a separate incentive agreement with SMS providing it with a monetary incentive to assure that the facility can successfully produce on a commercial basis certain grades of steel which to date have only been produced by a continuous thin slab caster pilot plant. In the event that the equipment fails to produce any of the required grades on a commercial basis, SMS is expected to be liable to the Company for specified monetary damages.

                                 FINANCING PLAN

  The Company has adopted a plan of financing intended to provide the funds necessary to complete the Modernization Project, to repay certain indebtedness currently outstanding and to provide additional liquidity. The Company's plan of financing includes the following: (i) the Note Offering, (ii) the Special Warrant Offering, and (iii) the securing of a working capital facility (the "Working Capital Facility"), which initially will be undrawn. The Special Warrant Offering occurred prior to the Note Offering, but the net proceeds of the Special Warrant Offering have been placed in escrow. The Note Offering is conditioned upon and, together with the registration of the Shares offered hereby, is a condition to the release from escrow of the net proceeds of the Special Warrant Offering. For a more complete description of the material terms of the Notes, the Special Warrants and the Shares offered hereby, see "Description of Capital Stock," "Description of Notes," and "Special Warrant Offering."

  The following table sets forth the Company's sources and immediate uses of funds as if the foregoing transactions were completed on March 27, 1994:

                                                                       (DOLLARS
                                                                          IN
                                                                      THOUSANDS)
                                                                      ----------
      Sources of Funds
        Senior Secured Notes.........................................  $175,000
        Senior Secured Discount Notes................................   100,000
        Special Warrant Offering.....................................   117,600
        Working Capital Facility(1)..................................         0
                                                                       --------
          Total......................................................  $392,600
                                                                       ========
      Uses of Funds
        Increase in cash and cash equivalents(2).....................  $320,600
        Repayment of 9.35% Senior Notes..............................    50,000
        Estimated fees and expenses(3)...............................    22,000
                                                                       --------
          Total......................................................  $392,600
                                                                       ========

- --------
(1) The Company is seeking to obtain a Working Capital Facility to provide for additional liquidity. The Working Capital Facility initially will be undrawn.
(2) The increase in cash and cash equivalents, together with cash currently on hand and cash flow from operations, will be used for the construction and integration of the Modernization Project.
(3) Estimated fees and expenses include financing fees for this Offering, the Special Warrant Offering and the Note Offering, related offering expenses and a prepayment penalty of $2.5 million, net of taxes, related to repayment of the 9.35% Senior Notes.

                            SPECIAL WARRANT OFFERING

   On March 28, 1994 the Company issued and sold 5,600,000 Special Warrants at a price of U.S.$21.00 per Special Warrant (the "Special Warrant Offering"). The Special Warrants were sold to purchasers on a private placement basis in Canada and Europe pursuant to a purchase agreement (the "Purchase Agreement") dated as of March 11, 1994 between the Company and Nesbitt Thomson Inc. (the "Dealer") and subscription agreements (the "Subscription Agreements") between the Company and certain substituted purchasers of Special Warrants in each case at a price of U.S.$21.00 for each Special Warrant. The Special Warrants were issued pursuant to exemptions from the prospectus requirements of applicable securities law in the Qualifying Provinces (defined below) and an exemption from Registration under the Securities Act afforded by Regulation S thereunder. The sale of any shares of Common Stock of the Company issued upon the exercise of Special Warrants (the "Shares") prior to the effectiveness of the Registration Statement will be subject to restrictions. Pursuant to a registration rights agreement dated March 28, 1994 between the Company and certain substituted purchasers, the Company agreed to use its best efforts to file the Registration Statement with the Commission and to maintain the effectiveness of the Registration Statement for a continuous period ending on the third anniversary of the closing following the fulfilment of the Escrow Release Conditions.

   The Special Warrants were created and issued under the terms of an indenture (the "Special Warrant Indenture") between the Company and Montreal Trust Company of Canada as trustee dated as of March 28, 1994. Concurrently with the issue of the Special Warrants, the Company, Montreal Trust Company of Canada (the "Escrow Agent") and the Dealer entered into an escrow agreement (the "Escrow Agreement") dated as of March 28, 1994 pursuant to which the Escrow Agent is holding the net proceeds of the issue of the Special Warrants, U.S.$112,308,000, in escrow.

   The Special Warrants may be exercised on or before the Expiry Time. The Expiry Time is 5:00 p.m. (Toronto time) on the later of (i) September 14, 1994 and (ii) a date not later than October 4, 1994 as determined by the Company with the consent of the holders of Special Warrants. Each Special Warrant entitles the holder upon exercise to receive one share of Common Stock for no additional consideration.

   Each outstanding Special Warrant not previously exercised will be exercised on behalf of holders on the third business day following the date that the Registration Statement is declared effective by the SEC and certain other conditions are met, including that a receipt for a (final) prospectus qualifying the Common Shares for distribution in each of the Provinces of British Columbia, Manitoba, Ontario and Quebec (the "Qualifying Provinces") has been received, the Board of Directors of the Company has approved the Modernization Project, and the Company has received assurance, reasonably acceptable in form and substance to the Dealer, that not less than 85% of the reasonably estimated funds needed for the construction of the Modernization Project will be available to the Company upon terms acceptable to it (the "Escrow Release Conditions"). Successful completion of the Note Offering will satisfy the latter condition. The Escrow Release Conditions must be fulfilled on or before the "Termination Date."

   The Termination Date is August 25, 1994, unless extended. The Company may extend the Termination Date to a date not later than September 14, 1994 provided that (i) holders of Special Warrants of record on August 18, 1994 (the "Record Date") holding a majority of all outstanding Special Warrants have consented in writing to such extension prior to August 25, 1994; (ii) the Company shall have deposited with the Escrow Agent sufficient funds for the payment to each holder of Special Warrants of record on the Record Date of its pro rata share of $27,500 for each day by which the Company wishes to extend the Termination Date; and (iii) the Company shall have provided the Escrow Agent with an irrevocable direction to make such payment in the event that the Termination Date is extended.

   If the Escrow Release Conditions are not satisfied by the Termination Date, the Company will provide notice to all holders of Special Warrants, and a holder of Special Warrants may elect during the period commencing at 5:00 p.m. (Toronto time) on the Termination Date and ending at 5:00 p.m. (Toronto time) on the twentieth day thereafter (the "Retraction Period") to either:

  (a) retract the Special Warrants held by such holder for U.S.$21.00 per Special Warrant so retracted plus interest as determined in accordance with the Escrow Agreement; or

  (b) exercise the Special Warrants and acquire Common Shares.

In the event that a Warrantholder has not made an election during the Retraction Period, the Special Warrants held by such Warrantholder will be immediately purchased by the Company upon the expiration of the Retraction Period for U.S.$21.00 per Special Warrant plus accrued interest as determined in accordance with the Escrow Agreement.

                                 CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of March 27, 1994 and as adjusted to give effect to the Note Offering and the Special Warrant Offering. This presentation should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto, and other information included elsewhere in this Prospectus.

                                                              MARCH 27, 1994
                                                             ------------------
                                                                (DOLLARS IN
                                                                THOUSANDS)
                                                                          AS
                                                              ACTUAL   ADJUSTED
                                                             --------  --------
      Cash and cash equivalents............................  $ 60,937  $381,537
                                                             ========  ========
      Long-term debt (including current maturities)
        9.35% Senior Notes, Series A due 1999..............  $ 40,000  $      0
        9.35% Senior Notes, Series B due 1996..............    10,000         0
        Notes payable, 6.5% to 6.75%, due 1998-2008(1).....     6,000     6,000
           % Senior Secured Notes due 2002.................         0   175,000
           % Senior Secured Discount Notes due 2004 (net of
         original issue discount of $         )............         0   100,000
                                                             --------  --------
          Total long-term debt.............................    56,000   281,000
                                                             --------  --------
      Stockholders' equity
        Preferred Stock, $1 par value, 2,000,000 shares
         authorized, no shares issued......................         0         0
        Common stock, $1 par value, 20,000,000 shares
         authorized, 5,553,682 issued and outstanding,
         actual; 11,153,682 issued and outstanding as
         adjusted(2)(5)(6).................................     5,554    11,154
        Retained earnings(3)...............................    54,346    43,134
        Additional paid-in capital(4)(5)...................    50,658   157,366
        Minimum pension liability(7).......................   (21,295)  (21,295)
                                                             --------  --------
          Total stockholders' equity.......................    89,263   190,359
                                                             --------  --------
          Total capitalization.............................  $145,263  $471,359
                                                             ========  ========

- --------
(1) Notes payable, 6.5% to 6.75%, due 1998-2008 reflects amounts due in connection with an industrial revenue bond financing completed prior to the 1986 Reorganization. The proceeds from the issuance of the notes payable were used to fund pollution control facilities at Acme Steel's Riverdale, Illinois plant.
(2) Reflects an additional $5.6 million from the assumed exercise of the Special Warrants for Common Stock. See "Special Warrant Offering."
(3) Reflects non-recurring charges, net of taxes, of $8.7 million in severance and asset impairments from the decision to proceed with the Modernization Project and a $2.5 million extraordinary expense, net of taxes, associated with the prepayment of the 9.35% Senior Notes, Series A and B, and the write off of associated unamortized financing fees.
(4) Reflects an additional $106.7 million from the assumed exercise of the Special Warrants for Common Stock. See "Special Warrant Offering."
(5) Between March 27, 1994 and May 22, 1994, 3,150 additional options have been exercised, resulting in a common stock balance of $5,556,792 as of May 22, 1994 ($11,156,792, as adjusted) and an additional paid-in capital balance of $50,700,686 as of May 22, 1994 ($157,408,686, as adjusted).
(6) As of May 22, 1994, the Company had 462,000 options outstanding, of which 349,000 were exercisable.
(7) See Retirement Benefit Plans in the notes to the consolidated financial statements.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
  The following table sets forth selected historical consolidated financial data and operating data for the Company for the periods indicated. The Consolidated Statements of Operations Data and Consolidated Balance Sheet Data for, and as of the end of, each of the five years in the period ended December 26, 1993 were derived from the consolidated financial statements of the Company, which have been audited by Price Waterhouse, independent accountants. The selected historical consolidated financial data for, and as of the end of, the three months ended March 28, 1993 and March 27, 1994 were derived from unaudited financial statements for the Company which, in the opinion of management, reflect all adjustments which are of a normal recurring nature necessary for a fair presentation of the results of such periods. Results for interim periods are not necessarily indicative of the results to be expected for an entire fiscal year. The following table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto appearing elsewhere herein.

                                     (DOLLARS IN THOUSANDS, EXCEPT PER TON DATA)
                                            FISCAL YEAR                              FIRST QUARTER
                            ---------------------------------------------------    ------------------
                              1989      1990      1991      1992         1993        1993      1994
                            --------  --------  --------  --------     --------    --------  --------
CONSOLIDATED STATEMENTS OF
 OPERATIONS DATA:
Net sales.................  $439,412  $446,042  $376,951  $391,562     $457,406    $107,863  $123,560
Cost of products sold.....   375,902   396,790   335,503   347,624      397,526      96,619   106,258
Depreciation expense......    11,624    12,540    13,700    14,392       14,657       3,726     3,783
Selling and administrative
 expense..................    25,751    27,916    29,219    28,901       30,633       6,729     7,363
Restructuring/nonrecurring
 charge...................       --        --        --      2,700 (1)    1,925(2)      --        --
                            --------  --------  --------  --------     --------    --------  --------
Operating income (loss)...    26,135     8,796    (1,471)   (2,055)      12,665         789     6,156
Interest expense, net.....    (2,116)   (4,178)   (4,211)   (3,869)      (3,813)     (1,016)     (940)
Unusual income item.......       --      4,005     1,241     1,047        1,210         --        --
Other non-operating
 income...................     2,107       765     1,391       355          370         417       781
                            --------  --------  --------  --------     --------    --------  --------
Income (loss) before
 income taxes and
 cumulative effect of
 changes in accounting
 principles...............    26,126     9,388    (3,050)   (4,522)      10,432         190     5,997
Income tax provision
 (credit).................     9,926     3,755      (732)   (1,673)       4,173          76     2,399
                            --------  --------  --------  --------     --------    --------  --------
Income (loss) before
 cumulative effect of
 changes in accounting
 principles...............    16,200     5,633    (2,318)   (2,849)       6,259         114     3,598
Cumulative effect of
 changes in accounting
 principles, net of taxes.       --        --        --    (50,323)(3)      --          --        --
                            --------  --------  --------  --------     --------    --------  --------
Net income (loss).........  $ 16,200  $  5,633  $ (2,318) $(53,172)    $  6,259    $    114  $  3,598
                            ========  ========  ========  ========     ========    ========  ========
OTHER DATA:
Consolidated:
PER SHARE DATA
Income (loss) before
 extraordinary credit and
 cumulative effect of
 changes in accounting
 principles...............  $   3.00  $   1.05  $  (0.43) $  (0.53)    $   1.15    $   0.02  $   0.64
Cumulative effect of
 changes in accounting
 principles...............       --        --        --      (9.32)         --          --        --
                            --------  --------  --------  --------     --------    --------  --------
Net income (loss).........  $   3.00  $   1.05  $  (0.43) $  (9.85)    $   1.15    $   0.02  $   0.64
Pro forma assuming
 exercise of Special
 Warrants.................       --        --        --        --          0.57         --       0.32
EBITDA(4).................  $ 40,273  $ 22,592  $ 14,144  $ 15,705     $ 30,194    $  5,055  $ 10,867
Capital expenditures......    14,960    28,604    10,611     7,557       11,749       1,755     1,842
Acme Steel Company:
Tons shipped-external
 customers................   506,475   436,123   286,385   320,192      413,645      99,756   114,817
Tons shipped-intersegment.   233,374   259,243   273,177   289,946      284,361      80,235    71,248
                            --------  --------  --------  --------     --------    --------  --------
Total tons shipped........   739,849   695,366   559,562   610,138      698,006     179,991   186,065
Average price per ton(5)..  $    417  $    422  $    423  $    413     $    426    $    408  $    442
Average production cost
 per ton(5)...............       339       355       354       338          349         343       343
Raw steel to finished
 product yield............      76.1%     77.2%     78.0%     78.7%        78.6%       77.8%     78.5%
CONSOLIDATED BALANCE SHEET
 DATA:
Total assets..............  $285,275  $286,603  $290,736  $300,702     $333,869    $302,884  $339,406
Long-term debt (including
 current portion).........    59,500    59,500    59,500    56,000       56,000      56,000    56,000
Stockholders' equity......   147,106   152,370   150,664    89,295       83,203      89,630    89,263

- -------
(1) See Restructuring Charge in the notes to the consolidated financial statements.
(2) See Nonrecurring Charge in the notes to the consolidated financial statements.
(3) Cumulative effect of changes in accounting principles, net of taxes, includes the effects of adopting FAS No. 106 "Accounting for Postretirement Benefits Other Than Pensions" and FAS No. 109 "Accounting for Income Taxes." See Postretirement Benefits Other Than Pensions and Income Taxes in the notes to the consolidated financial statements.
(4) EBITDA is defined as net income plus income taxes, net interest expense, depreciation and amortization, restructuring and nonrecurring items, cumulative effect of charges in accounting principles, and less unusual income. The Company believes EBITDA provides additional information for determining its ability to meet debt service requirements. EBITDA does not represent net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA is not necessarily an indication of whether cash flow will be sufficient to fund cash requirements. EBITDA does not give effect to any investment of the approximately $381.5 million of cash remaining after application of the net proceeds of the Note Offering and the Special Warrant Offering to repay indebtedness and pay related expenses.
(5) Average price and average production costs per ton, which can be significantly affected by Acme Steel's product mix in a given period, include shipments made to external customers and intersegment shipments.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated the items in the Consolidated Statement of Operations as a percentage of net sales.

                                                                        FOR THE THREE
                                    FOR THE FISCAL YEAR ENDED           MONTHS ENDED
                              -------------------------------------- -------------------
                              DECEMBER 29, DECEMBER 27, DECEMBER 26, MARCH 28, MARCH 27,
                                  1991         1992         1993       1993      1994
                              ------------ ------------ ------------ --------- ---------
Net Sales...................     100.0%       100.0%       100.0%      100.0%    100.0%
                                 -----        -----        -----       -----     -----
Costs and Expenses:
  Cost of products sold.....      89.0         88.8         86.9        89.6      86.0
  Depreciation expense......       3.6          3.7          3.2         3.5       3.1
                                 -----        -----        -----       -----     -----
Gross profit................       7.4          7.5          9.9         6.9      10.9
  Selling and administrative
   expense..................       7.8          7.4          6.7         6.2       6.0
  Restructuring/nonrecurring
   charge...................       0.0          0.6          0.4         0.0       0.0
                                 -----        -----        -----       -----     -----
Operating income (loss).....      (0.4)        (0.5)         2.8         0.7       4.9
  Interest expense net......      (1.1)        (1.0)        (0.9)        (.9)     (0.7)
  Other non-operating income
   net......................       0.4          0.1          0.1         0.4       0.6
  Unusual income item.......       0.3          0.3          0.3         0.0       0.0
Income tax provision
 (credit)...................      (0.2)        (0.4)         0.9         0.1       1.9
                                 -----        -----        -----       -----     -----
Net income (loss) before
 cumulative effect of
 changes in accounting
 principles.................      (0.6)        (0.7)         1.4         0.1       2.9
Cumulative effect of changes
 in accounting principles
 net of taxes...............       0.0        (12.9)         0.0         0.0       0.0
                                 -----        -----        -----       -----     -----
Net income (loss)...........      (0.6)%      (13.6)%        1.4%        0.1%      2.9%
                                 =====        =====        =====       =====     =====

Three Months Ended March 27, 1994 As Compared To Three Months Ended March 28,
1993

  NET SALES. Net sales of $123.6 million for the three months ended March 27, 1994 were $15.7 million, or 15 percent higher than first quarter 1993 sales. Higher shipment volume represented an $8.9 million increase in sales as all of the Company's main product categories exceeded last year's sales volume levels. The volume gains were supplemented by a 6 percent increase in average selling prices in the quarter. The increased selling prices had a $6.8 million favorable impact on sales in comparison to the first quarter of 1993.

  Steel Making Segment. Total net sales for the Steel Making Segment advanced to $84.3 million in the first quarter of 1994, a $9.1 million, or 12 percent, improvement over last year's comparable period. Sales to unaffiliated customers increased 22 percent to $53.8 million while intersegment sales of $30.5 million were 2 percent lower than in the first quarter of 1993. The increase in total net sales was the result of a 5 percent increase in average selling prices and a 17,000 ton increase in shipments.

  Steel Fabricating Segment. Steel Fabricating Segment net sales of $70.3 million in the first quarter of 1994 were $6.0 million, or 9 percent higher than the comparable period in the prior year. A 7 percent increase in average selling prices accounted for approximately 80 percent of the sales improvement while increased shipments generated the remainder of the increase over last year's first quarter.

  GROSS PROFIT. The gross profit margin for the first quarter of 1994 of $13.5 million was $6.0 million higher than the margin recorded during last year's comparable period. The increase in margin was due to higher average selling prices for the Company's products and increased shipment volume. Operating costs, however, were higher in 1994's first quarter. Higher raw material costs, increased expenditures, higher pension and medical expenses ($1.1 million higher than last year's comparable period) and higher property taxes were the primary reasons for the increased operating costs. The increased pension and retiree medical costs were the result of lowering the discount rate assumptions related to post-retirement obligations and continued higher expenses for the Company's active and retired employees' medical expenses. Property taxes were higher in 1994 as a result of a $0.3 million refund of local property taxes recorded in the first quarter of 1993. The gross profit, as a percentage of sales, was 10.9 percent in 1994 versus 6.9 percent a year ago.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling and administrative expense totaled $7.4 million (6.0 percent of sales) and $6.7 million (6.2 percent of sales) for the first quarters of 1994 and 1993, respectively.

  OPERATING INCOME. Operating income for the Company for the three months ended March 27, 1994 was $6.2 million as compared to operating income of $0.8 million in the first quarter of 1993.

  Steel Making Segment. Operating income for the Steel Making Segment totaled $2.7 million as compared to the $1.3 million loss recorded in last year's first quarter. The earnings improvement was driven primarily by the 5 percent increase in average selling prices and, to a lesser extent, an increase in shipments. Shipments to external customers increased 17 percent over last year's comparable period while shipments to the Steel Fabricating Segment were 9,000 tons, or 11 percent, lower than in 1993. Approximately 62 percent of shipments and gross profit in 1994 was attributable to external customers while the remaining 38 percent of shipments and profit was generated by sales to the Steel Fabricating Segment. In 1993's first quarter, the Steel Making Segment shipped 55 percent of its products to external customers which generated 60 percent of gross profit while shipments to the Fabricating Segment produced the remaining 40 percent of gross profit. In total, the increased selling prices generated $5.0 million in increased revenue while the increased shipments contributed $1.6 million over last year's results. Partially offsetting the Steel Making Segment's sales-related gains were increased material costs and higher insurance and pension costs ($0.9 million higher than last year's comparable period) for the Steel Making Segment's active and retired employees.

  Steel Fabricating Segment. Operating income for the Steel Fabricating Segment of $3.8 million in the first quarter of 1994 was $1.5 million higher than the results recorded in last year's comparable period. Acme Packaging's operating income more than doubled as a result of a 5 percent increase in average selling prices for steel strapping. Alpha Tube's results were significantly higher due entirely to an 18 percent increase in average selling prices for welded tubing, and Universal's operating income also improved in the quarter as the result of a 4 percent increase in average selling prices for auto and light truck jacks. The majority of price increases for the Steel Fabricating Segment in the first quarter of 1994 was the result of the full realization of price hikes initiated in 1993. Partially offsetting the Steel Fabricating Segment's sales-related gains were increased raw material costs in the form of higher flat-rolled prices from the Steel Making Segment and external suppliers.

  INTEREST EXPENSE AND INCOME. Interest expense was slightly lower than the prior year due to a reduced balance on the Company's long-term debt. Interest income for both periods presented in the unaudited Consolidated Statements of Operations was $0.4 million.

  NON-OPERATING INCOME. Non-operating income in the first quarter of 1994 was $0.4 million higher than last year's comparable period due to a $0.7 million refund of prior year utility costs from Commonwealth Edison recorded in the current period. Royalty income from Acme Steel's coal producing properties in the first quarter of 1994, however, was lower than in 1993.

  INCOME TAX EXPENSE. The income tax expense for 1994's first quarter totaled $2.4 million based on a 40 percent effective tax rate as compared to the $0.1 million expense recorded in 1993, also based on a 40 percent effective rate.

  NET INCOME. The Company recorded first quarter earnings of $3.6 million, or 64 cents per share, compared to the net income of $0.1 million, or 2 cents per share, in last year's first quarter.

Fiscal 1993 As Compared To Fiscal 1992

  NET SALES. In 1993, the Company benefited from the strengthening economy in terms of increased shipments and higher average selling prices. As a result of an improving economy and price increases, the Company experienced the highest quarterly net sales in its history in 1993's fourth quarter, achieving sales of $120.5 million. For the year, consolidated net sales totaled $457.4 million, up $65.8 million, or 17 percent, over 1992 sales. Shipments of products were strong, representing a $57.5 million increase from last year's shipment volume levels. Average selling prices were 2 percent higher than in 1992 with all of the increase coming in the second half of the year. The improvement in selling prices added $8.3 million to 1993 net sales.

  Steel Making Segment. Total net sales for the Steel Making Segment advanced to $303.8 million in 1993, a $43.7 million, or 17 percent, improvement over the prior year. Sales to unaffiliated customers increased 29 percent to $187.8 million while intersegment sales of $116.1 million were 1 percent higher than in 1992. The increase in total net sales was principally the result of a 13 percent jump in shipments. Steel selling prices, on average, were 3 percent higher than the prior year. Nearly all of the price increases materialized in the second half of the year as the Steel Making Segment began to benefit from two $20 per ton (5 percent) increases initiated in the second and third quarters of 1993.

  Sales of sheet and strip steel, which accounted for 94 percent of the Steel Making Segment's sales in 1993, advanced $41.8 million, or 17 percent over the prior year. Semi-finished steel sales increased $3.3 million, or 45 percent over the prior year, while sales of iron products fell $1.5 million, or 18 percent, as compared to a year earlier.

  Steel Fabricating Segment. Steel Fabricating Segment net sales of $271.5 million were $24.6 million, or 10 percent, higher than the prior year. Higher shipments accounted for $20 million of the improvement while a 2 percent increase in average selling prices generated the remainder of the increase over a year earlier.

  Sales of steel strapping and strapping tools totaled $154.1 million in 1993, an $11.7 million, or 8 percent, increase over a year earlier. Increased shipping volume accounted for $9.4 million, or 80 percent, of the improvement over the prior year's results. Average selling prices were 2 percent higher than the prior year's levels with all of the increase coming in the latter part of the year.

  Steel tube sales for 1993 reached $74.3 million, up 17 percent from the prior year. The $10.8 million improvement in sales was due mainly to increased shipping volume. Selling prices rose 4 percent during the year with most of the increase in the last half of 1993.

  Sales of jacks and lifting tools for cars and light trucks totaled $43.1 million, 5 percent higher than the prior year. The improvement in sales was due entirely to increased shipping volume as selling prices, on average, were slightly below the prior year's levels.

  GROSS PROFIT. Gross profit as a percent of consolidated net sales in 1993 was
9.9 percent, the highest percentage since 1989. The gross profit percentage in 1992 was 7.5 percent. Increased sales volume and higher average selling prices were the primary determinants for the significant increase in gross profit over last year. Operating costs, however, were higher in 1993. Labor costs increased due to a combination of higher overtime premiums and incentive bonuses, a negotiated bonus payment to Acme Steel's and Acme Packaging's union workers at the Riverdale facilities for ratifying the one year labor contract that ended August, 1993 of $0.8 million and a union signing bonus and lump sum payments negotiated as part of the current labor contract resulting in charges of $0.3 million during the year. Unplanned expenditures to repair Acme Steel's basic oxygen furnace and primary rolling mill also reduced gross profit in 1993. Pension expense was $1.5 million higher than in 1992 as the Company recorded a $0.3 million expense in 1993 versus a $1.2 million pension benefit in the prior year. Depreciation increased $0.5 million over the last year due partially to a major relining of Acme Steel's blast furnace in 1990.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling and administrative expenses in 1993 were $1.7 million higher than the prior year. However, on a percentage of sales basis, selling and administrative expenses improved over the prior year as expenses totaled 6.7 percent of sales in 1993 versus 7.4 percent in 1992. The Company began to benefit from lower labor costs resulting from a program, initiated in the 1992 third quarter and substantially completed by year end, to reduce the Company's salaried employee work-force by 10 percent. The 1993 savings from this program were sufficient to offset higher medical costs for selling and administrative employees.

  RESTRUCTURING CHARGE. During 1992, the Company recorded a $2.7 million restructuring charge in connection with its 10 percent salaried work force reduction which was completed during 1993. This charge covered additional pension liability and extra vacation pay as part of an early retirement offer and severance payments for involuntary separations. See the note to the financial statements titled Restructuring Charge for further specific components of the charge.

  NON-RECURRING CHARGE. The Company recorded a $1.9 million non-recurring charge in 1993 in connection with the $1.3 million write-off of Acme Steel's No. 3 Hot Strip Mill and Billet Mill and a $0.6 million expense to close Acme Packaging's Pittsburg-East facility in California and write off a strapping line at its New Britain, Connecticut, facility.

  OPERATING INCOME. Operating income for the Company was $12.7 million in 1993 as compared to an operating loss of $2.1 million in 1992.

  Steel Making Segment. Operating income for the Steel Making Segment totaled $0.7 million, a significant improvement over the $9.3 million loss from operations recorded in 1992. The earnings improvement was driven by increased shipments and higher average selling prices. Shipments to external customers in 1993 increased 87,000 tons over the prior year while shipments to the Steel Fabricating Segment were 5,600 tons lower than in 1992. Approximately 60 percent of 1993's shipments and gross profit was attributable to external customers while the remaining 40 percent of gross profit was generated by shipments to the Steel Fabricating Segment. In 1992, the Steel Making Segment shipped 55 percent of its products to external customers which generated 52 percent of its gross profit while shipments to the Steel Fabricating Segment produced the remaining 48 percent of gross profit. The increased percentage of shipments to external customers in 1993 is consistent with the Company's two-pronged strategy to obtain the highest possible margin on flat-rolled steel and obtain the highest earnings for the Company as a whole. In total, the increased shipments generated $8.6 million in increased revenue while a 3 percent increase in average selling prices contributed $5.9 million to the improvement over the prior year's results. Partially offsetting the Steel Making Segment's sales related gains were increased labor costs in connection with overtime and union negotiated payments, unexpected repairs to its basic oxygen furnace and primary rolling mill and a $1.3 million write-off of the No. 3 Hot Strip Mill recorded in the fourth quarter.

  Steel Fabricating Segment. Operating income for the Steel Fabricating Segment of $11.9 million in 1993 was $4.6 million higher than the results recorded in 1992. The Steel Fabricating Segment benefited from the improving economy and increased average selling prices in 1993.

  Partially offsetting the Steel Fabricating Segment's sales and productivity related gains were increased raw material costs in the form of higher flat-rolled steel prices and a $0.6 million expense to close Acme Packaging's Pittsburg-East facility in California and the write-off of a strapping line at its New Britain, Connecticut facility. Acme Packaging, which sells steel strapping used to secure various finished products to pallets or within shipping containers during transportation, was helped by higher demand for its products in connection with increased U.S. industrial output.

  Alpha Tube's results advanced due to the improvement in the housing and recreational product markets. Alpha Tube's business also benefited from higher margins due to increased demand for its more technologically advanced products and gains in product quality and manufacturing productivity.

  Despite downward pressure on its selling prices in 1993, Universal's business achieved record results due to improved manufacturing productivity.

  INTEREST EXPENSE AND INCOME. Interest expense was slightly lower than the prior year. The decrease resulted from a reduced balance on the Companys long-term debt as the result of a $3.5 million principal payment in May 1993. Interest income was $0.1 million lower than in 1992 due mainly to reduced returns on cash balances.

  NON-OPERATING INCOME. In 1993, the Company recorded a $1.2 million pre-tax gain as the result of a settlement of prior claims against LTV Steel Company
(LTV) by Wabush Iron, in an iron ore mine equity interest held by Acme Steel, pursuant to the finalization of LTV's plan of reorganization. The sale of all of the Company's interests in a coal producing property located in West Virginia added approximately $1 million to pre-tax income in 1992.

  INCOME TAX EXPENSE. The income tax expense for 1993 equaled $4.2 million based on a 40 percent effective tax rate. Because of a loss in 1992, the Company recognized income tax benefits of $1.7 million in 1992, based on a 37 percent effective tax rate.

  NET INCOME. For 1993, the Company registered net income of $6.3 million, or $1.15 per share. In 1992, the Company incurred a net loss of $2.8 million, or 53 cents per share, before the cumulative effect of changes in accounting principles. The improvement in net income was due primarily to increased shipments, and to a lesser extent, higher average selling prices for steel, steel strapping and welded steel tube.

  In 1992, the Company adopted both FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and FAS No. 109, "Accounting for Income Taxes." The cumulative effect of adopting FAS No. 106 resulted in a $42.2 million after tax charge to 1992 earnings. The cumulative effect of the adoption of FAS No. 109 increased the 1992 net loss by $8.1 million.

Fiscal 1992 As Compared To Fiscal 1991

  NET SALES. As a result of the modest economic recovery that began in 1992, consolidated net sales of $391.6 million were $14.6 million, or 4 percent, higher than prior year consolidated net sales. Shipments of products rebounded, representing a $22 million increase from 1991 levels. However, selling prices on average declined 2 percent from the prior year's prices. The weakness in selling prices, particularly for steel and steel strapping products, had a $7.4 million negative effect on 1992 sales.

  Steel Making Segment. Sales for the Steel Making Segment of $260.1 million in 1992 were up modestly (4 percent) over the year earlier due entirely to increased shipments as average selling prices were 2 percent lower than 1991 price levels. Sales to unaffiliated customers increased 3 percent to $145.6 million while intersegment sales of $114.5 million were 4 percent higher than in 1991.

  Steel Fabricating Segment. Steel Fabricating Segment sales of $247.0 million in 1992 were $10.9 million, or 5 percent, higher than the prior year. Steel strapping sales of $142.3 million in 1992 were unchanged. Sales of steel tubing amounted to $63.5 million in 1992, up 4 percent from a year earlier while auto and truck jack sales of $41.2 million increased 20 percent over the 1991 levels.

  GROSS PROFIT. Gross profit as a percent of consolidated net sales equaled 7.5 percent in 1992, an improvement over the 7.4 percent registered in 1991. The improvement in the 1992 gross profit over the prior year was the result of reduced material costs and lower expenditures in connection with the Company's aggressive cost control efforts. These cost reduction measures were more than enough to overcome a combination of unfavorable margin impacts resulting from lower average selling prices for most of the Company's products, a 12 percent jump in costs associated with medical and life insurance coverage for the Company's active and retired employees, increased property and franchise taxes and expenses for a feasibility study of options for building a new continuous thin slab caster/hot strip mill complex at Acme Steel's Riverdale facility. The Company's gross profit margin benefited from a $1 million pension benefit in 1992, compared to no benefit in l991. Depreciation expense increased $0.5 million in 1992 over the prior years' expense partially due to the major relining of the Company's blast furnace in 1990.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling and administrative expenses in 1992 were approximately the same as in l991. As a percent of sales, selling and administrative expenses were 7.4 and 7.8 percent in 1992 and l991, respectively. The Company began to benefit from lower labor costs resulting from a program, initiated in the 1992 third quarter and substantially completed by year end, to reduce its salaried employee work-force by 10 percent. The 1992 savings from this program were sufficient to offset higher medical costs for selling and administrative employees. Expenses associated with the reorganization of the Company, completed in June 1992, added about $0.4 million to selling and administrative costs in 1991.

  RESTRUCTURING CHARGE. During 1992, the Company recorded a $2.7 million restructuring charge in connection with its 10 percent salaried work force reduction. This charge covered additional pension liability and extra vacation pay as part of an early retirement offer as well as severance payments in conjunction with involuntary separations.

  OPERATING INCOME (LOSS). The operating loss for the Company was ($2.1) million in 1992 as compared to a ($1.5) million loss recorded in 1991.

  Steel Making Segment. The Steel Making Segment incurred a $9.4 million operating loss in 1992 as compared to a $4.4 million loss in 1991. The $5.0 million decline in the Steel Making Segment's results was primarily due to a combination of a two percent decline in average selling prices for sheet, strip and semifinished steel which decreased sales by $4.8 million partially offset ($2.9 million) by a 9 percent increase in steel shipments, a $2.2 million reduction in operating income due to a $6 million decline in iron sales as the result of a one-time spot sale of molten iron to LTV Steel Company, Inc. in 1991 and a $2.7 million restructuring charge in connection with a 10 percent salaried work force reduction plan. Operating costs, however, were lower than in 1992 due to reduced material costs and lower expenditures.

  Steel Fabricating Segment. Operating income for the Steel Fabricating Segment of $7.1 million in 1992 was $4.6 million higher than the results recorded in l991. Acme Packaging's 1992 results were $0.1 million, or 3 percent, lower than the prior year due almost entirely to a 3 percent drop in average selling prices. Alpha Tube's results in 1992 were $2.8 million higher than in 1991 as the result of lower raw material costs and more efficient operations. Universal's operating income jumped $1.9 million due to a 19 percent increase in shipments.

  INTEREST EXPENSE AND INCOME. Interest expense remained constant from 1991 to 1992. Interest income grew $0.4 million primarily because of higher cash balances during the year.

  NON-OPERATING INCOME. The sale of all of the Company's interests in a coal producing property located in West Virginia added approximately $1 million to pre-tax income in 1992. In 1991, pre-tax income benefited from a one-time gain of $1.2 million in connection with the assignment to a third party of the Company's rights in claims allowed in the LTV Steel Company, Inc. Bankruptcy. Other non-operating income dropped by $1 million from a year earlier stemming principally from lower royalty income from coal properties and a $0.4 million loss on disposal of fixed assets recorded in 1992.

  INCOME TAX EXPENSE. Because of the Company's losses in 1992 and 1991, the Company recognized income tax benefits of $1.7 million in 1992, based on a 37 percent effective tax rate, and $0.7 million in 1991, based on a 24 percent effective tax rate. The Company adopted FAS No. 109, "Accounting for Income Taxes" in 1992. The impact of the adoption of this pronouncement on 1992's results was to increase the credit for taxes by $0.9 million.

  NET (LOSS). For 1992, the Company suffered a net loss of $2.8 million, or 53 cents per share, before the cumulative effect of changes in accounting principles. In 1991, the Company incurred a net loss of $2.3 million, equal to 43 cents per share. The decline in operating earnings was due primarily to weaker selling prices for steel and steel strapping.

  Like other public companies, the Company was required to change its accounting for retiree health care and life insurance to conform with FAS No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions." The Company chose to adopt this accounting standard effective December 30, 1991, the first day of the Company's 1992 fiscal year. The transition effect of adopting FAS No. 106 resulted in a $67.6 million charge to 1992 earnings, partially offset by $25.4 million in income tax effects.

  The Company also elected to adopt FAS No. 109, "Accounting for Income Taxes" in 1992. This accounting standard prescribes a new method of accounting for deferred income taxes and requires the restatement of prior year deferred income taxes. The cumulative effect of the adoption of this pronouncement increased the 1992 net loss by $8.1 million.

LIQUIDITY AND CAPITAL RESOURCES.

  As of March 27, 1994, the Company's long-term indebtedness (including the current portion) was $56 million. Following the Note Offering, the Company's total indebtedness will be $281 million, which equates to a $225 million increase consisting of $275 million from the Note Offering less $50 million to repay currently outstanding Senior Notes. The Company currently has an unused $60 million revolving credit agreement, which is expected to be terminated concurrently with consummation of the Note Offering and replaced with a new Working Capital Facility. The Company believes it can secure the Working Capital Facility; however, there can be no assurances the Company will be able to obtain the facility or that the Company otherwise would be able to fund its working capital needs from external sources if these needs cannot be met from continuing operations of the existing facilities. At March 27, 1994, the Company's ratio of debt to total capitalization was .39 to 1. After giving effect to the Note Offering and the Special Warrant Offering, the Company's ratio of debt to total capitalization at that date would have been .60 to 1.

  On March 28, 1994, the Company sold the Special Warrants on a private placement basis exclusively in Canada and Europe. On or before September 14, 1994, the Special Warrants are exercisable on a one-for-one basis for 5,600,000 shares of the Company's Common Stock. Conditions for the Company's receipt of the proceeds of the sale of the Special Warrants include the effectiveness of the Registration Statement and confirmation of the availability of not less than 85% of the remaining financing needed for construction of the Modernization Project. Successful completion of the Note Offering will satisfy the latter condition.

  The Company's shareholders' equity totaled $89.3 million at March 27, 1994. On a pro forma basis, following the Special Warrant Offering and the Note Offering, the Company's total shareholders' equity would have been $190.4 million on March 27, 1994, which equates to a $101.1 million increase consisting of $112.3 million from the Special Warrant Offering less restructuring costs of $8.7 million net of taxes and a penalty in connection with prepaying currently outstanding Senior Notes of $2.5 million net of taxes.

  The Company's cash balance at March 27, 1994 was $60.9 million. The Company historically has financed its operating and investing activities principally with cash from operations. Net cash provided by operations was $10.2 million in the first quarter of 1994 and $16.0 million, $24.0 million and $21.7 million for 1993, 1992, and 1991, respectively.

  Capital expenditures totalled $1.8 million in the first quarter of 1994 and $11.7, $7.6 and $10.6 million in 1993, 1992 and 1991, respectively. Of the $31.8 million spent on capital expenditures from 1991 through March 27, 1994, $10.9 million, or 34 percent, was attributable to compliance with environmental regulations. The majority of the remainder of the capital project expenditures was for replacement and rehabilitation of production facilities throughout the Company. Based on a turnkey contract price, without taking into account financing costs or changes that may be requested by Acme Steel during construction, management estimates that the cost of the Modernization Project, including equipment, ancillary facilities, construction, and general contractor fees, will not exceed $380 million. The Company expects these expenditures will be financed exclusively from proceeds from the Note and Special Warrant Offerings, together with cash on hand and operating cash flow. The Company also plans to spend approximately $23.5 million in 1998 related to the relining and upgrading of Acme Steel's A blast furnace at its Chicago facilities, and the Company is continually evaluating opportunities for incremental capital expenditures which meet certain financial return criteria.

                                    BUSINESS

GENERAL

  The Company, based in Riverdale, Illinois, is a fully integrated manufacturer and marketer of steel, steel strapping and strapping tools, steel tubing and automotive and light truck jacks. The Company's operations are divided into two primary segments, the Steel Making Segment and the Steel Fabricating Segment. The Steel Making Segment's sole operating subsidiary is Acme Steel, and the Steel Fabricating Segment consists of Acme Packaging, Alpha Tube and Universal. The table below presents the percentage make-up of the Company's net sales by the products comprising the Company's business segments, for the past five years.

                                                     FISCAL                   FIRST
                                                      YEAR                   QUARTER
                                                    ----------              ----------
                                              1989  1990  1991  1992  1993  1993  1994
                                              ----  ----  ----  ----  ----  ----  ----
Sheet and strip steel........................  44%   37%   32%   33%   37%   37%   38%
Semi-finished steel..........................   5     4     1     2     2     2     4
Iron products and other......................   1     1     4     2     2     2     2
                                              ---   ---   ---   ---   ---   ---   ---
    Total Steel Making Segment...............  50    42    37    37    41    41    44
Steel strapping and strapping tools..........  34    34    38    36    33    32    30
Welded steel tube............................   8    16    16    16    16    17    17
Auto and light truck jacks...................   8     8     9    11    10    10     9
                                              ---   ---   ---   ---   ---   ---   ---
    Total Steel Fabricating Segment..........  50    58    63    63    59    59    56

  Over the past eight years, the Company has pursued a downstream integration strategy, intended to enhance both the value and margins of its steel products. This strategy, which included the acquisition of Universal and Alpha Tube and of additional strapping facilities, has helped to moderate the impact of fluctuating steel demand on Acme Steel's operations by creating captive businesses that consume approximately 40 to 45% of Acme Steel's steel production. These businesses also allow the Company to sell fabricated steel products that have a higher value added component.

  As the smallest integrated steel producer in the United States, with an annual shipping capability of approximately 720,000 tons of finished steel, Acme Steel manufactures and markets primarily flat-rolled sheet and strip steel. Acme Steel attempts to utilize the flexibility of its small production quantities by focusing on niche markets and targeting customers with small order sizes and special metallurgical requirements such as high carbon, special alloy and high-strength steels. The principal markets served by Acme Steel include the agricultural equipment, automotive component, industrial equipment, industrial fastener, pipe and tube, processor and tool manufacturing industries.

BUSINESS STRATEGY

  Having implemented its downstream integration strategy, the Company is now pursuing a business strategy consisting of the following key elements: reducing production costs, expanding shipping capability and product range, increasing sales of specialty products and improving product quality and customer service.

  Reducing Production Costs. The Company believes that Acme Steel currently enjoys a position as a low cost producer of liquid steel. Its finished production costs, however, are significantly above those of certain of its competitors. The Company believes that the Modernization Project, which will enable Acme Steel to eliminate many of the production steps utilized in its current ingot pouring and rolling process will significantly reduce Acme Steel's finished steel production costs and improve operating efficiency. The Company's Steel Fabricating Segment subsidiaries will also be able to reduce their production costs because the wider, larger coils supplied by Acme Steel will reduce scrap and changeover costs and improve yields. See "Modernization and Expansion Project--Estimated Costs and Savings."

  Expanding Shipping Capability and Product Range. The new continuous casting process is expected to increase Acme Steel's yield from raw liquid steel to finished coils from approximately 78% to over 90%. In addition, the new Rolling Mill is expected to eliminate the current capacity restraint imposed by Acme Steel's existing hot strip mill, which has a rolling capability of only 720,000 tons per year. As a result, management expects the shipping capability of Acme Steel to increase to approximately 930,000 tons to 970,000 tons per year. The completion of the Modernization Project will also allow Acme Steel to produce wider sheets and thinner gauges than it is now able to produce, thus expanding Acme Steel's product range and allowing the Company to sell products in many markets which it currently cannot penetrate as well as to increase sales to its existing customer base. See "Modernization and Expansion Project--Expanded Capability."

  Increasing Sales of Specialty Products. Acme Steel produces only 100 tons of liquid steel per heat, among the smallest volumes of any integrated steel producer. Unlike larger integrated steel producers, which generally produce large quantities of a specific size and grade, Acme Steel, because of its small heat size, has substantial flexibility in responding to customer orders for specific metallurgical requirements in smaller product quantities. As a result of this flexibility, Acme Steel currently produces over 400 grades of steel for approximately 600 customers, with particular emphasis on specialty grades including high carbon, alloy and high strength steels. Acme Steel also offers narrow width strips and slitting and cut-to-length services. Acme Steel continually seeks to expand its sales of its specialty products, and the proportion of specialty steel sold by Acme Steel to external customers has increased from 22.8% of total shipments in 1991 to 27.5% in 1993.

  Certain of the Company's Steel Fabricating Segment subsidiaries also focus on the sale of specialty products in niche markets. Alpha Tube, which has developed production expertise in thin-walled tubing applications, targets customers that are well suited to its production expertise and has developed new products to further expand its sales in value-added segments. Universal competes in the OEM automotive market primarily through the development of proprietary new products, especially lighter weight automotive jacks. Both Alpha Tube and Universal should benefit from the implementation of the Modernization Project, as access to Acme Steel's more consistent gauge steel will allow the development of new products that require such precise gauges.

  Improving Product Quality and Customer Service. The Company continuously strives, through application of its Total Quality Improvement Process and Labor Management Participation Teams (see "Business--Employee Relations"), to offer high quality products to its customers. However, Acme Steel is currently constrained by its ingot pouring and rolling process from achieving the consistent quality offered by continuous casting. Through the implementation of the Modernization Project, the Company expects to improve Acme Steel's product quality and eliminate its competitive disadvantage with respect to customers that demand continuously cast steel products. The proposed seven stand rolling mill will also improve the finish quality and gauge control of Acme Steel's products, which in turn will improve the products offered by the Company's Steel Fabricating Segment subsidiaries. In addition, based on the Company's internal engineering studies, the implementation of the Modernization Project is expected to reduce the production time for transforming raw steel into steel coils from ten days to 1 1/2 hours, thereby improving Acme Steel's ability to fill customer orders promptly.

ACME STEEL

  Product Overview. Acme Steel is a fully integrated producer of steel. The following table sets forth the tonnage of steel shipped by Acme Steel during the past three years in various product categories:

                                     NET TONS SHIPPED                    PERCENT OF TOTAL
                          --------------------------------------- -------------------------------
                                FISCAL YEAR        FIRST QUARTER     FISCAL YEAR    FIRST QUARTER
                          ----------------------- --------------- ----------------- -------------
                           1991    1992    1993    1993    1994   1991  1992  1993   1993   1994
                          ------- ------- ------- ------- ------- ----- ----- ----- ------ ------
Specialty Products:
 High Carbon............   36,315  41,042  53,021  15,725  14,467   6.5   6.7   7.6    8.7    7.8
 Mid Carbon.............   51,707  55,772  84,539  19,271  23,666   9.2   9.1  12.1   10.7   12.7
 Alloy..................   14,280  16,000  21,462   5,311   5,682   2.6   2.6   3.1    3.0    3.1
 HSLA...................   25,815  29,007  34,924   8,544  10,537   4.6   4.8   5.0    4.7    5.7
                          ------- ------- ------- ------- ------- ----- ----- ----- ------ ------
                          128,117 141,821 193,946  48,851  54,352  22.9  23.2  27.8   27.1   29.3
                          ------- ------- ------- ------- ------- ----- ----- ----- ------ ------
Non-Specialty Products:
 Low Carbon.............  132,017 139,447 166,400  38,797  42,521  23.6  22.9  23.9   21.6   22.9
 Non Prime..............    9,690  14,327  15,029   4,040   2,844   1.7   2.3   2.2    2.2    1.5
 Semi-Finished..........   16,285  24,597  33,554   6,239  15,100   2.9   4.0   4.8    3.5    8.1
 Other..................      276      --   4,716   1,829      --    --    --   0.6    1.0     --
                          ------- ------- ------- ------- ------- ----- ----- ----- ------ ------
                          158,268 178,371 219,699  50,905  60,465  28.2  29.2  31.5   28.3   32.5
                          ------- ------- ------- ------- ------- ----- ----- ----- ------ ------
Intersegment Sales......  273,177 289,946 284,361  80,235  71,248  48.9  47.6  40.7   44.6   38.2
                          ------- ------- ------- ------- ------- ----- ----- ----- ------ ------
                          559,562 610,138 698,006 179,991 186,065 100.0 100.0 100.0  100.0  100.0
                          ======= ======= ======= ======= ======= ===== ===== ===== ====== ======

  Specialty Products. Acme Steel specializes in manufacturing high carbon, alloy and high strength steels and marketing these products directly to end users. Specific metallurgical requirements are met by introducing particular metals such as molybdenum, manganese, chrome and vanadium into the basic oxygen furnace during the steelmaking process or additionally through other steelmaking processes such as annealing and quenching.

  Non-Specialty Products. Non-specialty products include hot rolled, low carbon steel sheet and strip products, as well as semi-finished steel, sold to external customers. Low-carbon steel sheet and strip is a price-sensitive product used in a broad array of industrial goods. Semi-finished steel comprises slabs and billets which are sold to steel converters who further process steel for resale.

  Intersegment Sales. Intersegment sales to the subsidiaries comprising the Company's Steel Fabricating Segment consist primarily of low and mid carbon products. Approximately 80% of the intersegment sales are to Acme Packaging, and consist of cold rolled low and mid carbon steel (which has been further processed to enhance surface characteristics). The remainder of intersegment sales are made to Alpha Tube and Universal.

  Customers. The Company's Steel Fabricating Segment consumes approximately 40% to 45% of Acme Steel's steel production. The balance of Acme Steel's production is sold to external customers, principally in the agricultural equipment, construction, automotive components, industrial equipment, industrial fastener, conversion, tube and tool manufacturing industries. The majority of these customers are located within an approximately 500 mile radius of Acme Steel's steelmaking facilities. In 1993, finished steel products sold to external customers accounted for approximately 37% of the Company's consolidated net sales. Acme also supplies semi-finished steel to converters for further processing. Semi-finished steel accounted for about 2% of the Company's consolidated net sales in 1993.

  Acme Steel's customers generally are serviced by Acme Steel's own internal sales staff. Acme's top ten external customers accounted for a combined total of approximately 13% of Acme Steel's net sales in 1993, and no individual customer accounted for more than 3% of such sales.

  Acme Steel focuses on external customers whose demand levels and metallurgical requirements, as well as requirements for value-added services such as slitting, pickling, annealing and cutting-to-length, are a good match for the small production quantities and high service levels available from Acme Steel's facilities. Given the nature and quality of the products and services it provides in the niche markets it serves, Acme Steel has developed strong, long-standing relationships with its customer base.

ACME PACKAGING

  Products and Markets. Acme Packaging, which was incorporated as a separate entity in December 1991, began manufacturing steel strapping in 1905. Acme Packaging is one of the two leading U.S. producers of steel strapping and strapping tools. Sales by Acme Packaging constituted 33% of the Company's 1993 consolidated net sales.

  Acme Packaging manufacturers three types of steel strapping: regular duty, high tensile, and SupraMet(R). High tensile strapping is strapping that has been heat treated to provide greater strength and elasticity for shock absorption. SupraMet(R) is a high-strength steel strapping that is used to unitize heavy materials such as concrete blocks, bricks, fabricated metal products, aluminum or lead ingot, paper, glass, plastic pipe, lumber, hardboard and particle board.

  Customers. Principal markets served by Acme Packaging include the agricultural, automotive, brick, construction, fabricated and primary metals, forest products, paper and wholesale industries. Acme Packaging's sales are primarily in the U.S. Its export sales have recently declined as a result of the current weakness of many foreign economies and currently account for less than 5% of Acme Packaging's net sales.

  Acme Packaging sells steel strapping through private label distributors, independent distributors and its own in-house sales force. No one customer accounted for more than 10% of Acme Packaging's 1993 net sales.

ALPHA TUBE

  Products and Markets. Alpha Tube, which was acquired in May 1989, is a leading producer of high quality welded carbon steel tubing. Sales by Alpha Tube constituted 16% of the Company's 1993 consolidated net sales.

  Customers. Alpha Tube's products are used in the appliance, automotive, truck exhaust, construction, heating and cooling equipment, household and leisure furniture, material handling, recreational products and warehouse industries. Alpha Tube's manufacturing customers generally are serviced by its own in-house sales force. However, Alpha Tube also uses exclusive distributors in an effort to increase sales in certain target markets. Alpha Tube's top ten customers accounted for approximately 34% of its net sales in 1993, and no one customer accounted for more than 7% of its net sales in 1993.

UNIVERSAL

  Products and Markets. Universal, acquired by the Company in May 1987, produces automotive and light truck jacks, tire wrenches and accessories. Management estimates that Universal currently holds a 30% share of the OEM market for automobile and light truck jacks in North America. Sales by Universal constituted 10% of the Company's 1993 consolidated net sales.

  Customers. Universal markets its products to U.S. and foreign transplant automotive manufacturers and the automotive aftermarket. Universal's four largest customers are General Motors, Ford, Chrysler and Honda.

  The OEM market and aftermarket in the U.S. are experiencing several trends, including a continuing demand by the automotive industry for product development capability and leadership among their suppliers; a continuing move toward global sourcing capability, continuing pressure by customers to reduce per unit pricing while maintaining or increasing the quality of each unit, and an increasing need to perform research and development for alternative materials to be used in product manufacturing. Universal has a strong product development, engineering, and technical service capability and has recently instituted an effective order, manufacturing and inventory control system. Universal intends to continue to implement productivity improvements, focus on lightweight jack designs (which are of increasing importance as automobile manufacturers seek to reduce the weight and thereby improve the fuel economy of their vehicles), and pursue sales opportunities with foreign OEM's, particularly OEM's with manufacturing facilities in the U.S. that are seeking to increase the U.S. content of their vehicles. Universal also seeks to expand after-market sales of tire accessory products (e.g., tire tools and wheel chocks).

EMPLOYEE RELATIONS

  As of May 1994, the Company had a work force of approximately 2,775 employees, including about 650 salaried employees and about 2,125 hourly employees. The unionized work force totals approximately 1,970, or approximately 71% of total employment. None of the salaried work force is unionized and, except for fewer than 30 employees employed in Alpha Tube's slitting operations, the hourly work force at Alpha Tube is also non-union.

  The Company's relationships with its unions are good. There have been no strikes or work stoppages at any location since the Company's purchase of Alpha Tube, Universal and additional strapping plants. The last strike at the Riverdale and Chicago locations was in 1959 during a major steel industry work stoppage. The Company instituted Labor Management Participation Teams in 1982 as a vehicle for problem solving in a team environment and a Total Quality Improvement Process in 1991 to establish standards to maximize product quality from the existing facilities. Union members participate extensively in these two processes.

  In 1993, the Company reached a new labor agreement with the United Steelworkers covering operations in Chicago and Riverdale, Illinois. The agreement is for a six year term and contains a no-strike provision and a wage reopener in 1996 which is subject to binding arbitration. The contract, covering approximately 1,500 employees at the Riverdale, Illinois facilities of Acme Steel and Acme Packaging, was ratified on October 1, 1993. The contract will permit Acme Steel to fill positions in the new facility to be constructed in connection with the Modernization Project with existing employees on the basis of qualifications rather than strict seniority and provides incentives for senior employees in Acme Steel's existing facilities to defer retirement while the new facility is under construction. The contract also eliminates retirement benefits for new employees hired after February 1, 1993 that will be terminated as a result of the Modernization Project.

PROPERTIES

  Acme Steel's principal properties consist of an iron-producing plant in Chicago, Illinois and a steelmaking plant in Riverdale, Illinois. These facilities include coke ovens, blast furnaces, pig casting machine, basic oxygen furnaces, a primary mill, hot strip rolling mill for the production of flat-rolled steel, a slab grinder, pickle lines, cold mills, annealing furnaces, slitter lines and cut-to-length lines. Acme Packaging's principal properties consist of steel strapping plants, which include slitting and painting equipment, in Riverdale, Illinois; New Britain, Connecticut; Leeds, Alabama; and Pittsburg, California. Alpha Tube's three facilities are located in the Toledo, Ohio metropolitan area. Alpha Tube's facilities include two manufacturing plants equipped with rolling mills for the production of welded steel tubing, and a third plant at which steel slitting is performed. Universal's facilities are located in Butler, Indiana and include a manufacturing and office building, a computer-assisted design and manufacturing system, and automated forming and assembly lines.

  All of the properties of the Company's subsidiaries are owned in fee and are unmortgaged, other than the facilities of Alpha Tube, which are leased. As a non-operating holding company, the Company itself does not own or lease any properties.

RAW MATERIALS AND ENERGY

  Steel Making Segment. Acme Steel's principal raw materials are iron ore and coal, which are used in the steelmaking process. The Company believes Acme Steel's sources of iron ore, coal and other raw materials are adequate to provide for its foreseeable needs.

  Acme Steel indirectly owns an interest of approximately 15.1% in an iron ore mining venture, Wabush Mines ("Wabush"), in Newfoundland (Labrador) and Quebec, Canada. The managing agent of the venture is Cliffs-Mining Company ("Cliffs"), a subsidiary of Cleveland-Cliffs Inc. ("Cleveland-Cliffs"). Acme Steel is contractually obligated to purchase iron ore pellets ("pellets") from Wabush at the higher of production cost or market. Wabush's production cost currently approximates market price; however, there can be no assurance that Wabush's cost structure will not result in above market prices in the future. In some cases, Acme Steel's blast furnace operations require pellets with different properties and Acme Steel "trades" a portion of its allocated Wabush output for alternative pellets. This type of transaction is readily accomplished because Cliffs is the managing agent for several mining joint ventures. During 1993, Acme Steel acquired approximately 600,000 tons of pellets, or 56% of its pellet requirements, from Wabush. Acme Steel is obligated to purchase from Cleveland-Cliffs 75% of its pellet requirements in excess of 680,000 tons, and Cleveland-Cliffs has the right of first refusal to supply Acme with the remaining 25% of its needs. The balance of Acme Steel's pellet requirements is satisfied at a competitive delivered cost.

  Currently there is a world-wide surplus of metallurgical coal. Accordingly, Acme Steel is able to satisfy its coal requirements at competitive prices through short-term contracts and purchases on the open market.

  Acme Steel's steelmaking operations require substantial amounts of both natural gas and electricity. Acme Steel purchases natural gas in the open market and reuses blast furnace gas and coke oven gas. Acme Steel purchases electricity from Commonwealth Edison Company at standard industrial rates and is in the process of negotiating a long-term electric supply contract which, if executed, will result in lower electric rates.

  Steel Fabricating Segment. Acme Packaging and Universal purchase virtually all of their flat-rolled steel from Acme Steel. Alpha Tube purchases from Acme Steel a substantial portion of its steel needs that Acme Steel is able to supply and purchases the remainder of its steel from other steel suppliers from time to time when such purchases are deemed advantageous to the Company on a consolidated basis. The Steel Fabricating Segment subsidiaries' purchases of steel from Acme Steel are made at prices that approximate market prices.

COMPETITION

  General. The Company's operating subsidiaries have a variety of U.S. and, in some cases, foreign competitors, many of whom are larger, have greater capital resources and/or have more modern technology. In general, the operating subsidiaries compete on the basis of price, quality and service, with particular competitive strategies adapted to the markets and customers they serve.

  Acme Steel. Acme Steel is the smallest integrated steel producer in the U.S., with annual shipping capability of approximately 720,000 tons. This compares with total 1993 U.S. shipments of carbon flat-rolled steel products, as reported by AISI, of approximately 46.4 million tons. In the specialty market that Acme Steel targets, its primary competitors are WCI Steel, Inc. and Bethlehem Steel at its Sparrows Point Plant, whose operations are similar to those of Acme Steel except for their larger plant sizes and facilities, and steel service centers, which participate in this market primarily through larger integrated mills and overseas suppliers.

  Acme Steel operates in a cyclical and intensely competitive industry. Over the past decade the price of steel, adjusted for inflation, has fallen significantly. Although a significant portion of this decline is the result of worldwide steelmaking overcapacity, steel pricing is also influenced by low cost producers in the U.S. steel industry. Many of Acme Steel's competitors have implemented steelmaking technologies not utilized by Acme Steel. As a result, Acme Steel's costs to produce a ton of finished steel are substantially higher than those of certain of its competitors. The Company believes that it must undertake the Modernization Project and make the significant capital investments required if Acme Steel is to achieve levels of cost, productivity and quality already attained by certain of its competitors. See "Risk Factors-- Modernization and Expansion Project" and "Modernization and Expansion Project."

  Acme Packaging. In the steel strapping market, Acme Packaging's primary competitor is ITW Signode, a division of Illinois Tool Works, Inc., which management believes has a market share approximating that of Acme Packaging. The Company believes that Acme Packaging's strong market position is attributable to (i) a broad product line, (ii) high quality, low cost strapping produced in modern facilities, (iii) the location of its production facilities in close proximity to a broad customer base and (iv) the benefits of a close relationship with Acme Steel, which supplies virtually all of Acme Packaging's steel. However, the steel strapping market is a mature market that is not expected to grow significantly in future years. Furthermore, competition from plastic strapping, especially the higher strength polyester products, is expected by the Company to intensify in the traditional steel strapping markets of lumber, paper, textiles, wood and synthetic fibers, primarily due to improvements in product strength characteristics.

  Alpha Tube. Alpha Tube operates in a highly competitive market characterized by numerous participants with widely varying capabilities. Alpha Tube's customers are increasingly demanding products with increased formability, greater gauge control and lighter weight in combination with higher strength and different steel chemistries. Customers, especially in the automotive market, also are increasingly demanding just-in-time inventory delivery, which has the effect of increasing inventory carrying costs at the tubing manufacturer level. Unlike Alpha Tube, many of its competitors compete only on price and generally offer little or no technical service.

  Universal. Universal's primary competitor in the automobile and light truck jack market is the Canadian-based Seeburn Division of Ventura Group, which has a market share similar to that of Universal. Universal competes in a limited market characterized by large purchasers with significant buying power.

ENVIRONMENTAL COMPLIANCE

  The operations of the Company and its subsidiary companies are subject to numerous Federal, state and local laws and regulations providing a comprehensive program of controlling the discharge of materials into the environment and remediation of certain waste disposal sites by responsible parties. In addition, various Federal and state occupational safety and health laws and regulations apply to the work place environment.

  The current environmental control requirements are comprehensive and reflect a long-term trend towards increasing stringency as environmental laws and regulations are subject to periodic renewal and revision. The Company expects this trend will continue and become even more pronounced in future years. The 1990 Federal Clean Air Act amendments, for example, imposed significant additional environmental control requirements upon Acme Steel's coke plant facilities.

  In prior years, the Company has made substantial capital investments in environmental control facilities to achieve compliance with environmental laws and regulations, incurring expenditures of $10.3 million for environmental projects in the period from 1991 through 1993. The Company anticipates making further capital expenditures totaling approximately $4.1 million in 1994 for environmental projects and approximately $7.1 million in 1995 to maintain compliance with these laws (exclusive of any such expenditures related to the Modernization Project). In addition, maintenance, depreciation and operating expenses attributable to installed environmental control facilities are having, and will continue to have, an adverse effect upon the Company's earnings. Although all of the Company's subsidiary operating companies are affected by environmental laws and regulations, such laws and regulations have had, and are expected to continue to have, a greater impact upon the Company's steel manufacturing subsidiary than on the Company's other operating subsidiaries.

  The United States Environmental Protection Agency (the "U.S. EPA") and the eight Great Lakes States are currently developing guidelines for discharge standards in the Great Lakes basin pursuant to the Great Lakes Critical Programs Act. Although these guidelines were scheduled to be issued in 1991, due to the complexity of the process and subject matter, they have not yet been published. When finalized, these guidelines are expected to require substantially more stringent limitations on industrial discharges into the water of, or entering, the Great Lakes than those currently applicable to such discharges. After publication of the guidelines, each state is then expected to revise its water discharge regulations to incorporate the substance of the guidelines.

  All of the process waste waters from Acme Steel are discharged to the Metropolitan Water Reclamation District of Greater Chicago's ("MWRD") sewerage system for treatment by the MWRD's municipal sewerage plant. Until such time as the final guidelines are published by the U.S. EPA and specific water effluent limitations for the MWRD's public sewerage plants are adopted by the Illinois Environmental Protection Agency ("IEPA"), the Company will be unable to determine whether or not Acme Steel will be subjected to further restrictions on its process water discharges to the MWRD's sewerage system or the cost of implementing such requirements, if any.

  The Company (principally through its operating subsidiaries) is from time to time, and expects that in the future it will be, involved in administrative proceedings involving the issuance or renewal of environmental permits relating to the conduct of its business. The issuance of these permits in the past has been resolved on terms satisfactory to the Company. However, the Company has been and expects that from time to time in the future it will continue to be required to pursue administrative and/or judicial appeals prior to achieving a resolution of the terms of such permits.

  From time to time, the Company may be involved in administrative or judicial proceedings with various regulatory agencies or private parties in connection with claims that the Company's operations or its disposal of materials at waste disposal sites have violated certain environmental laws or conditions of existing permits. The resolution of such matters may involve the payment of civil penalties, damages, remediation expenses and/or the expenditure of funds to add or modify pollution control equipment.

 Waste Remediation Matters.

  Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C., Section 9601 et seq. ("Superfund") and similar state statutes, liability for remediation of property, including waste disposal sites contaminated by hazardous materials, may be imposed on present and former owners or operators of such property and generators or transporters of waste materials to a waste disposal site (i.e., Potentially Responsible Parties "PRPs"). The Company and its operating subsidiaries have been named as PRPs with respect to several such sites. In each instance, the Company's investigation has evidenced either (i) the Company and its operating subsidiaries did not dispose of waste materials at the site and was not properly named as a PRP; or (ii) the Company and such subsidiaries' proportion of materials disposed of at such sites is of sufficiently small volume and the material is of such a nature as to qualify them as a de minimis contributor of waste material at such sites. The Company believes that its de minimis status has been confirmed at American Chemical Services Site, Griffith, Indiana; AquaTech Site, Greer, South Carolina; Thermo-Chem Site, Muskegon County, Michigan; and Wayne Reclamation & Recycling, Inc. Site, Columbia City, Indiana. According to the Company's records, no materials were disposed at Calumet Containers Site, Hammond, Indiana and PSC Resources Site, Palmer, Massachusetts. In addition to these Superfund Sites, the Company believes that claims with respect to U.S. Scrap Site, Chicago, Illinois; 9th Avenue Dump Site, Gary, Indiana; and the MIDCO I and MIDCO II Site, Gary, Indiana have been settled. The Company was asked to supply information with respect to U.S. Lead Refinery Site, East Chicago, Indiana and has not been contacted further about this site since January 1992.

  Although no assurances can be given that new information will not be uncovered which would cause the Company or its subsidiaries to lose their de minimis status at these sites, or, that the Company, or its subsidiary companies would not be named as PRPs at additional sites, the Company presently believes its total costs for the sites named above will not be material.
  Peoples Gas Light and Coke Company ("Peoples") has contacted the Company in connection with Peoples' voluntary investigation of a site previously used by it in the refinement of producer's gas. A continuing investigation has preliminarily revealed the apparent existence of contamination at this location. Although a portion of this site is currently owned by and had been used by the Company for the storage of coke oven gas, it is the Company's belief that the contamination is the result of Peoples' activities on this site. There can be no assurance, however, that the investigation will not reveal contamination of the site with additional compounds or that Peoples or other entities will not seek recovery from the Company with respect to any remediation activities.


  In addition to the foregoing Superfund sites, the following waste remediation matters relating to the Company's subsidiary companies are currently pending:

  Universal Tool and Stamping Company, Inc.--Closure Plan. A hazardous waste permit application under the Interim Status provision of the Resource Recovery and Conservation Act ("RCRA") was filed on behalf of Universal with U.S. EPA and the Indiana Department of Environmental Management ("IDEM") for several small temporary storage areas utilized to hold hazardous waste prior to shipment to a permanent, off-site, approved disposal area. A permit was issued categorizing Universal as a Temporary Storage and/or Disposal facility ("TSD").

  RCRA amendments, which were passed following the issuance of the permit, eliminated the Interim Status classification and Universal attempted to recategorize itself as a Generator of hazardous waste rather than a TSD facility, which required the filing of a Closure Plan ("Closure Plan I") for areas where hazardous materials had been temporarily stored. Closure Plan I was submitted by Universal to IDEM. Closure of area 1 was separated from closure of area 2, 3 and 3-Extended. The revised estimated cost of remediation of area 1 is approximately $25,000.

  In 1988 Universal submitted a closure plan ("Closure Plan II") to IDEM following a Notice of Violation arising out of the storage of hazardous wastes for longer than ninety (90) days. Closure Plan II was revised in 1992 and again in 1993.Closure Plan II also provided for remediation of Areas 2, 3 and 3-Extended. The revised estimated cost of remediation of Closure Areas 2, 3 and 3-Extended is estimated at less than $40,000.

  While there are no assurances that the final costs will not exceed these estimates, they are not expected to be significant.

  Environmental Remediation at the Acme Packaging Facility Located at 855 North Parkside Drive, Pittsburg, California. Litigation related to contamination discovered prior to the acquisition of the facility located at 855 North Parkside Drive, Pittsburg, California (the "Pittsburg Facility") was settled in 1990 by agreement among the Company and the prior owners and operators of the Pittsburg Facility. The settlement required a prior owner to remediate contamination detected in the groundwater, soil or subsurface soil on, under or near the Pittsburg Facility and to investigate and remediate other contamination on, under or near the Pittsburg Facility caused by prior owners of that facility and to investigate and remove contamination brought to the Pittsburg Facility during the remediation program. The prior owner is responsible for preparation of a remedial action plan and to verify that the appropriate local, state and Federal agencies have no objection to the remedial action plan as completed. The remediation levels are subject to local, state and Federal laws, rules and regulations. Acme Packaging's participation includes observation of the former owner's actions and to contribute to the funding of the remedial action plan costs in a non-material amount.

  While the Pittsburg Facility has been closed for business reasons, the remediation continues, principally in the form of a groundwater extraction and treatment system which discharges the treated water to a nearby sanitary sewer under permit. Based on the information available to date, Acme Packaging's level of financial commitment related to this remediation has not been significant and the balance of its commitment is not anticipated to be significant.

  Leeds, Alabama--Elevated Levels of Lead. In September, 1992, Acme Packaging hired a consulting engineering firm for the purpose of providing soil sampling and analysis in connection with an application for a stormwater permit for its Leeds, Alabama, plant. Pursuant to an investigation conducted by the consultant, elevated levels of lead were discovered on the property, including one area of the property wherein buried drums were discovered containing lead.

  In January, 1993, Acme Packaging advised the seller of this plant site that the sampling program was initiated in conjunction with filing a Notice of Intent for the Plan for Coverage under the Alabama Department of Environmental Management's General Stormwater Discharge Permit. The seller was advised that the results of the sampling program showed runoff from the west parking lot area contained elevated concentrations of lead in the samples. Pursuant to Acme Packaging's investigation, Acme Packaging advised the seller that all evidence indicates these conditions were present on the property at the time the seller owned the property and were present at the time the Leeds, Alabama, facility was sold to Acme Packaging on March 29, 1989. Pursuant to the terms of the purchase and sale agreements relating to this property, the seller is responsible for remediating any lead or other contamination located on this property. Without admitting or denying its liability, the seller has retained a consultant to conduct a full investigation, sampling and analysis of the property.

  Acme Packaging is cooperating with the seller regarding the investigation of the contamination of this property by lead, and/or other substances; however, Acme Packaging intends to vigorously pursue its remedies under the purchase and sale agreements with the seller.

 Administrative and Litigation Matters.

  The Company is currently involved in the following matters relating to administrative regulations which affect, or may affect, the operations, the permits or the issuance of permits, or litigation relating to the Company.

  Acme Steel Company--NPDES Permit. In 1991, the IEPA issued Acme Steel a permit pursuant to the National Pollution Discharge Elimination System ("NPDES") regulating non-contact water discharges to the Calumet River from Acme Steel's coke and blast furnace plant facilities. The NPDES permit contains strict temperature and stormwater discharge limitations. On March 24, 1994 Acme Steel filed an appeal (case no. 94-8) of certain conditions of the permit with the Illinois Pollution Control Board ("IPCB"). Acme Steel is proceeding to resolve this matter through the administrative proceedings which allow for the filing of a Petition for an Adjusted Standard and a request for the IPCB to grant Acme Steel an adjusted standard and relief from the temperature limitations. Further, through modification of certain provisions in the permit and the implementation of best management practices, Acme Steel anticipates achieving control of Acme Steel's stormwater discharge to an extent that it will achieve compliance with permit conditions.

  In the event these matters are not resolved through the administrative process as outlined above, Acme Steel will petition the IPCB for a variance from the General Use Water Quality Standards. If issued, a variance will provide temporary relief. Future compliance with permit conditions would be achieved at an estimated capital expenditure of approximately $4.0 million and operating expenses would be incurred at an annual rate of approximately $600,000. A request for a hearing on the Petition for Adjusted Standard has been filed on behalf of local citizens. In the event Acme Steel's Petition for an Adjusted Standard is denied and a variance is denied, Acme Steel may be subject to penalties until compliance is achieved.

  While the Company believes Acme Steel has demonstrated that it is entitled to the issuance of an Adjusted Standard, or absent an Adjusted Standard, to a variance allowing Acme Steel sufficient time to install additional capital equipment to achieve compliance, there are no assurances that either will be granted. If such relief is not granted, and penalties are assessed, the Company does not have sufficient information to estimate its liabilities for such penalties, if any, which may be assessed.

  Removal Credits and Pretreatment. The MWRD is a publicly owned treatment works ("POTW"). The MWRD applied to the U.S. EPA for authority to revise categorical pretreatment standards to reflect the actual treatment provided by the MWRD for waste water discharged to the MWRD's POTW by industrial users ("Removal Credits"). These revised categorical standards, reflecting Removal Credits are essential for Acme Steel to avoid expenditures for control of 4AAP phenol found in discharges from its coke by-products plant and for control of certain other pollutants. In 1987, the MWRD's application was denied by the U.S. EPA and the denial was upheld by the United States Court of Appeals for the Seventh Circuit. The U.S. EPA maintained that under the Clean Water Act and decisions of U.S. District Courts, that it could not approve Removal Credits until it promulgated "sludge criteria."

  In 1993, the U.S. EPA promulgated sludge criteria which included the possibility of granting Removal Credits for phenols in certain circumstances. Acme Steel petitioned the MWRD for Removal Credits. Following this petition, the MWRD again applied to the U.S. EPA for authority to grant Removal Credits. While this application was denied, the U.S. EPA stated that if the Agency amends its regulations with respect to 4AAP phenol either as a result of the petition filed by the MWRD or independently, that the MWRD may then resubmit its application.

  Acme Steel filed Comments and a Request for Reconsideration and Clarification concerning the U.S. EPA's Standards for Disposal of Sludges with the U.S. EPA and filed a Petition for Review of the U.S. EPA's decision with the Court of Appeals for the DC Circuit. The Comments and Request for Reconsideration is pending. The Petition for Review has been withdrawn pending a final determination at the administrative level which is subject to appeal. While Acme Steel continues to challenge the U.S. EPA's denial of the Removal Credits application and is pursuing administrative and legal remedies, Acme Steel could be subject to allegations that it is in violation of currently applicable pretreatment standards and could be required to negotiate appropriate resolutions with the U.S. EPA and the MWRD which could result in the payment of penalties. In the event Acme Steel is unsuccessful in its challenge of the U.S. EPA's actions, capital expenditures required to bring its discharges to the MWRD into compliance with the current applicable pretreatment standards are estimated at approximately $6.0 million with annual operating and maintenance costs estimated at approximately $0.3 million.

  Although Acme Steel is vigorously pursuing its administrative and judicial remedies and would vigorously contest any action to assess civil penalties against Acme Steel, the Company does not have sufficient information to estimate its potential liability, if any, if Acme Steel's efforts to obtain such relief, or contest such penalty assessments, are not successful.

1986 REORGANIZATION

  Pursuant to the terms of the 1986 Reorganization, Acme Steel entered into a Cross-Indemnification Agreement with Interlake (the "Indemnification Agreement") dated May 29, 1986. Pursuant to the terms of the Indemnification Agreement, for a period of ten (10) years following the date of the "Spin-Off" (as said term is defined in the 1986 Reorganization documents), Acme Steel undertook to defend, indemnify and hold Interlake and its affiliates harmless from and against any and all "Claims," as that term is defined in the Indemnification Agreement, occurring either before or after the date of the 1986 Reorganization and which arose out of or are related to the "Acme Steel Business." The Acme Steel Business is more specifically defined in the Indemnification Agreement as the iron and steel and domestic U.S. steel strapping business as conducted by Acme Steel on or about May 29, 1986. The indemnification by Acme Steel of Interlake with respect to any claims includes, but is not limited to, all claims asserted in connection with Acme Steel's interests or obligations with respect to: Wabush Iron Company, Ltd.; Wabush Mines; Erie Mining Company; Olga Coal Company; assets and liabilities related to qualified welfare and benefit plans with respect to retired, current and future employees of Acme Steel; certain environmental matters relating to the Acme Steel Business, whether brought by a governmental agency or a private entity; workers' compensation matters and occupational safety, health and administration matters; and product liability and general liability matters related to the Acme Steel Businesses. The Agreement designated certain mineral property interests retained by Acme Steel, including land held for the account of Acme Steel by Syracuse Mining Company, a subsidiary of Pickands Mather and Company; stock held in Tilden Iron Mining Company; and, lands owned in Bruce County, Ontario, Canada, as being within the scope of the indemnification.

  Similarly, and for the same period of time, Interlake undertook in the Indemnification Agreement to defend, indemnify and hold Acme Steel and its affiliates harmless from and against all "Claims," as that term is defined in the Indemnification Agreement, occurring either before or after the date of the 1986 Reorganization related to the operation of all businesses and properties currently owned, directly or indirectly, by Interlake or any subsidiary of Interlake (other than Acme Steel and its affiliates) and relating to the Transferred Property, as that term is defined in the Indemnification Agreement (but excluding the Acme Steel Business), and, any business and properties discontinued or sold by Interlake or Interlake, Inc. prior to May 29, 1986, including any discontinued or sold businesses or property which, if continued, would be part of the Acme Steel Business.

  Environmental Indemnification. The indemnification by Interlake with respect to any Claims incurred in connection with or arising out of or related to Interlake Business, as the term is defined more specifically in the Indemnification Agreement, includes but is not limited to: those claims asserted in connection with certain stock options, rights, awards and programs; certain deferred compensation matters; certain matters arising under qualified welfare and benefit plans and post-retirement income plans; and, environmental matters relating to Interlake Businesses whether brought by governmental agencies or private entities. These environmental matters include, without limitation, the lawsuit captioned People of the State of Illinois v. Waste Management of Illinois, Interlake, Inc. And First National Bank of Western Springs, Circuit Court of Cook County, Illinois (No. 85 L 30162); the disposal of materials at the landfill operated by Conservation Chemical located at Gary, Indiana, to the extent such materials originated at the plant of Gary Steel Company; the Port Monroe Landfill site in Monroe County, Michigan, as a site of environmental contamination as defined by the Michigan Water Resources Commission Act; operation of facilities by predecessors of Interlake, Inc. at Duluth, Minnesota; workers' compensation, occupational safety and health matters relating to the Interlake Business; general products liability and general litigation matters related to Interlake's Business; and, the matters arising from Lake Mining Company, Mauthe Mining Company, Odanah Iron Company, Vermillion Mining Company and Western Mining Company.

  Pursuant to the Indemnification Agreement, Interlake has provided the defense and paid all costs in the matter of City of Toledo v. Beazer Materials and Services, Inc., successor-in-interest to Koppers Company, Inc., Toledo Coke Corporation, the Interlake Corporation, successor-in-interest to Interlake, Inc., The Interlake Companies, Inc., successor-in-interest to Interlake, Inc., Acme Steel Company, successor-in-interest to Interlake, Inc., United States District Court, Northern District of Ohio, Western Division (No. 3:90 CV 7344), which is an action for declaratory and injunctive relief by the City of Toledo (the "City") to recover its past and future costs and damages associated with the presence of and release of hazardous substances, hazardous wastes, solid waste, industrial waste and other waste at or about property located on Front Street in Toledo, Ohio. The City seeks relief pursuant to CERCLA and RCRA and on the basis of nuisance. The City claims that the defendants owned and/or operated facilities located on Front Street in Toledo, Ohio which generated, transported and/or treated, stored or disposed of hazardous substances, hazardous wastes, solid wastes and industrial wastes or other wastes which were released at and from the facility by defendants or successors-in-interest to the entities which owned, operated, generated, transported and/or treated, stored or disposed of said substances.

  Tax Indemnification. Pursuant to the 1986 Reorganization, Acme Steel and Interlake entered into a tax indemnification agreement ("Tax Indemnification Agreement"). The Tax Indemnification Agreement generally provides for Interlake to indemnify Acme Steel for certain tax matters. Under the Tax
Indemnification Agreement, Interlake is solely responsible for any additional income taxes Acme Steel is assessed related to adjustments relating to all tax years prior to 1982. With respect to any additional income taxes that are finally determined to be due with respect to the tax years beginning in 1982 through the date of the "Spin-Off" (as this term is identified in the 1986 Reorganization documents), Acme Steel is responsible for taxes relating to "Timing Differences" in connection with Acme Steel's "Continuing Operations." "Timing Differences" are defined generally as adjustments to income, and deductions or credits which are required to be reported in a tax year beginning subsequent to 1981 through the Spin-Off, but which will reverse in a subsequent year. "Continuing Operations" is defined generally as any business and operations conducted by Acme Steel as of the Spin-Off date. Interlake is principally responsible for any additional income taxes Acme Steel is assessed relating to all other adjustments prior to the Spin-Off.

  While certain issues have been negotiated and settled among Acme Steel, Interlake and the Internal Revenue Service for the tax years beginning in 1982 through the date of the Spin-Off, certain significant issues for these tax years remain unresolved. On March 17, 1994, Acme Steel received a Statutory Notice of Deficiency ("Notice") in the amount of $16.9 million in tax as a result of the Internal Revenue Service's examination of the 1982 through 1984 tax years. Interlake has been principally responsible, pursuant to the Tax Indemnification Agreement, for representing Acme Steel before the Internal Revenue Service for the 1982 through 1984 tax years. Should the government sustain its position as proposed for those unresolved issues and those contained in the Notice, substantial interest would also be due (potentially in an amount greater than the tax claimed). The taxes claimed relate principally to adjustments for which Acme Steel is indemnified by Interlake pursuant to the Tax Indemnification Agreement. Acme Steel has adequate reserves to cover that portion of the tax for which it believes it may be responsible per the Tax Indemnification Agreement. Acme Steel is contesting the unresolved issues and the Notice.

  INTERLAKE. To date Interlake has met its obligations under the Indemnification Agreement and Tax Indemnification Agreement with respect to all matters covered. In the event that Interlake, for any reason, were unable to fulfill its obligations under the Indemnification Agreement or Tax Indemnification Agreement, Acme Steel could have substantially increased future obligations. Interlake is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports, proxy material and other information concerning Interlake with the Commission. Interlake's 12 1/8% senior subordinated debentures due 2002 are currently rated CCC+ by Standard & Poor's Corporation and B3 by Moody's Investors Service, Inc.

LEGAL PROCEEDINGS

  In addition to the matters referred to above, the Company and its subsidiaries have from time to time various other litigation matters pending which arise out of the ordinary course of their businesses. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the financial position of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company, and their ages as of May 1, 1994 are listed below. Service with Acme Steel Company prior to the 1986 Reorganization and the 1992 Reorganization is considered service with the Company. All positions described in the table below are with the Company. All executive officers are elected annually by the Board of Directors of the Company to serve for a term of one year and until their successors are elected.

      NAME                        AGE             POSITION
      ----                        ---             --------
      Brian W. H. Marsden         62              Chairman and Chief Executive Of-
                                                   ficer
      Stephen D. Bennett          45              President and Chief Operating Of-
                                                   ficer, Director
      Richard J. Stefan           57              Vice President--Employee Rela-
                                                   tions
      Edward P. Weber, Jr.        56              Vice President, General Counsel
                                                   and Secretary
      Jerry F. Williams           54              Vice President--Finance and
                                                   Administration and Treasurer
      C.J. Gauthier               72              Director
      Edward G. Jordan            64              Director
      Andrew R. Laidlaw           47              Director
      Frank A. LePage             66              Director
      Reynold C. MacDonald        75              Director
      Julien L. McCall            73              Director
      Carol O'Cleireacain         47              Director
      William P. Sovey            60              Director
      William R. Wilson           67              Director

  Brian W.H. Marsden. Mr. Marsden, who resides in Palos Heights, Illinois, has been Chairman since May 1992 and Chief Executive Officer of the Company since June 1986. From June 1986 to May 1992, Mr. Marsden was also President. He is a member of the Executive (Chairman) and Finance Committees of the Company's Board of Directors. Mr. Marsden was President of the Iron and Steel Division of Interlake from 1981 to 1986 and he joined Interlake in 1976 as Vice President Steel Operations. Prior to joining Interlake, Mr. Marsden was with Algoma Steel Corporation in Canada for 24 years, where his last position was Vice President and Assistant to the President. His current term as a director expires in 1995.

  Stephen D. Bennett. Mr. Bennett, who resides in Frankfort, Illinois, has been President and Chief Operating Officer and a Director of the Company since January 1, 1993. Prior to that date, he was Group Vice President (from January 1992 through December 1992), and Vice President--Operations (from June 1990 through December 1991). From December 1987 to May 1990, Mr. Bennett was General Manager of Fairfield Works, USS Division of USX Corporation. Mr. Bennett is a member of the Company's Executive and Finance Committees. His current term as a director expires in 1997.

  Richard S. Stefan. Mr. Stefan, who resides in Palos Park, Illinois, has been Vice President--Employee Relations of the Company since June 1986. From 1959 to 1986, Mr. Stefan served in a number of employee relations positions at Interlake.

  Edward P. Weber, Jr. Mr. Weber, who resides in Munster, Indiana, has been Vice President, General Counsel and Secretary of the Company since June 1986. Prior to joining Acme in 1986, Mr. Weber held positions in private practice and elsewhere in the steel industry.

  Jerry F. Williams. Mr. Williams, who resides in Hinsdale, Illinois, has been Vice President--Finance and Administration and Treasurer of the Company since May of 1986. Mr. Williams also served as Director of Strategic Planning and Assistant to the Chairman of Interlake from 1981 to 1986. From 1965 to 1981, Mr. Williams served in a number of financial positions at Interlake.

  C.J. Gauthier. Mr. Gauthier, who resides in Oak Brook, Illinois, has been a director of the Company since June 1986. In January 1986, he retired as Chairman, President and Chief Executive Officer of NICOR Inc. (a public utility holding company). Mr. Gauthier is a member of the Audit Review, Compensation, Executive and Nominating Committees of the Company's Board of Directors. His current term as a director expires in 1996.

  Edward G. Jordan. Mr. Jordan, who resides in Carmel, California, has been a director of the Company since July 1988. From 1982 through 1987, he served as President and Chief Executive Officer of The American College (a private, accredited, nontraditional college specializing in financial services and insurance education) and in 1988 he served as a consultant to its board of trustees. Mr. Jordan is currently a private investor. He is a director of The ARA Group, Inc. and The Pittston Company. Mr. Jordan is a member of the Audit Review, Finance (Chairman) and Nominating Committees of the Company's Board of Directors. His current term as a director expires in 1995.

  Andrew R. Laidlaw. Mr. Laidlaw, who resides in Hinsdale, Illinois, has been a director of the Company since May 1987. Since 1978, he has been Chairman of the Executive Committee and a Partner of the law firm of Seyfarth, Shaw, Fairweather & Geraldson, Chicago, Illinois. Mr. Laidlaw is a member of the Audit Review (Chairman), Executive and Nominating Committees of the Company's Board of Directors. His current term as a director expires in 1997.

  Frank A. LePage. Mr. LePage, who resides in Palm City, Florida, has been a director of the Company since May 1987. In 1982, he retired as Director and Executive Vice President of The Firestone Tire and Rubber Company. He is a director of Parker-Hannifin Corporation. Mr. LePage is a member of the Compensation (Chairman), Finance and Nominating Committees of the Company's Board of Directors. His current term as director expires in 1997.

  Reynold C. MacDonald. Mr. MacDonald, who resides in Oak Brook, Illinois, has been a Director of the Company since June 1986 and was Chairman of the Board of the Company from June 1986 to May 1992. He is a director of The ARA Group, Inc. and Kaiser Steel Resources. Mr. MacDonald is a member of the Audit Review, Executive, Finance and Nominating Committees of the Company's Board of Directors. His current term as a director expires in 1995.

  Julien L. McCall. Mr. McCall, who resides in Hunting Valley, Ohio, has been a director of the Company since June 1986. In May 1986, he retired as Chairman of the Board and Chief Executive Officer of National City Corporation (a bank holding company), positions he held from December 1980 to his retirement. Mr. McCall is a member of the Compensation, Finance and Nominating Committees of the Company's Board of Directors. His current term as a director expires in 1996.

  Carol O'Cleireacain. Ms. O'Cleireacain, who resides in New York, New York, has been a director of the Company since April 1994 as a designated union representative. From September 1976 to February 1990 she was employed as the Chief Economist for District Counsel 37, American Federation of State, County and Municipal Employees. From February 1990 to August 1993, she was a Commissioner of the New York City Department of Finance. From August 1993 to December 1993, Ms. O'Cleireacain was employed as Director, New York City Office of Management and Budget. From January 1994 to the present she has worked as a consultant. Ms. O'Cleireacain is a member of the Company's Audit Review and Nominating Committees. Her current term as a director expires in 1995.

  William P. Sovey. Mr. Sovey, who resides in Rockford, Illinois, has been a director of the Company since June 1991. He has been Vice Chairman and Chief Executive Officer of Newell Co. (a manufacturing and marketing company for high volume hardware and housewares, office and industrial products) since 1992. From 1986 to 1992, he was President and Chief Operating Officer of Newell Co. Mr. Sovey is a member of the Compensation, Finance and Nominating (Chairman) Committees of the Company's Board of Directors. His current term as a director expires in 1995.

  William R. Wilson. Mr. Wilson, who resides in Malvern, Pennsylvania, has been a director of the Company since July 1992. He served as Chairman and Chief Executive Officer of Lukens, Inc. from April 1981 until his retirement in December 1991. Prior to joining Lukens, Inc. he was employed by Inland Steel Corporation for over 30 years. The last position held with Inland Steel Corporation was Senior Vice President-Engineering and Corporate Planning. He is a director of Columbia Gas System, Inc. and Provident Mutual Life Insurance Company. Mr. Wilson is a member of the Audit Review, Compensation and Nominating Committees of the Company's Board of Directors. His current term as a director expires in 1996.

SUMMARY COMPENSATION TABLE

  The following table sets forth information with respect to the compensation of the Company's Chief Executive Officer and each of the four other most highly compensated executive officers for services in all capacities in fiscal years 1991, 1992 and 1993.

                                                                        LONG TERM
                                  ANNUAL COMPENSATION              COMPENSATION AWARDS
                                  -------------------   OTHER     ----------------------     ALL
                                                       ANNUAL     RESTRICTED  SECURITIES    OTHER
                                                       COMPEN-       STOCK    UNDERLYING   COMPEN-
NAME AND PRINCIPAL POSITION  YEAR  SALARY     BONUS   SATION(1)   AWARD(2)(3)  OPTIONS   SATION(1)(4)
- ---------------------------  ---- ------------------- ---------   ----------- ---------- ------------
Brian W. H.
 Marsden                     1993  $380,000  $228,000  $   -0-     $ 34,500     15,000     $44,650
Chairman and
 Chief Execu-
 tive                        1992   360,000       -0-      -0-          -0-     10,000      68,264
Officer                      1991   320,000    64,300      -0-      150,000     32,500         -0-
Stephen D.
 Bennett                     1993  $210,000 $  94,500  $32,812(5)  $ 25,875     10,000     $24,675
President and
 Chief Operat-
 ing                         1992   160,000       -0-      -0-      107,250      7,000      25,900
Officer                      1991   135,000    25,000      -0-       24,000      7,400         -0-
Richard J.
 Stefan                      1993  $135,000 $  60,800  $   -0-     $ 17,250      4,000     $15,862
Vice Presi-
 dent--                      1992   129,000       -0-      -0-        7,375      4,000      20,636
Employee Rela-
 tions                       1991   122,000    18,400      -0-       30,000      6,500         -0-
Edward P. Web-
 er, Jr.                     1993  $136,000 $  61,200  $   -0-     $ 17,250      4,000     $15,980
Vice Presi-
 dent, General               1992   130,000       -0-   18,972(5)    11,062      4,000      20,776
Counsel and
 Secretary                   1991   122,000    18,400      -0-       30,000      6,500         -0-
Jerry F. Wil-
 liams                       1993  $170,000 $  76,500  $   -0-     $ 20,700      5,000     $19,975
Vice Presi-
 dent--Finance
 and                         1992   160,000       -0-   16,448(5)    14,750      5,000      25,564
Administration               1991   150,000    22,600      -0-       37,800      8,200         -0-

- --------
(1) Amounts of Other Annual Compensation and All Other Compensation have not been included for fiscal year 1991.
(2) Values of restricted stock awards are based on the closing price on the date of grant; $17.25 for January 26, 1993, $14.75 for January 22, 1992, $18.50 for June 12, 1992, and $12.00 for January 25, 1991.
  The vesting schedule for stock awards granted on January 26, 1993 is 20% of the shares granted on July 27, 1993, 1994, 1995, 1996 and 1997. The total number of shares granted and the number of shares of each installment follows: Mr. Marsden, 2,000 shares granted in installments of 400 shares each; Mr. Bennett, 1,500 shares granted in installments of 300 shares each; Mr. Stefan, 1,000 shares granted in installments of 200 shares each; Mr. Weber, 1,000 shares granted in installments of 200 shares each; Mr. Williams, 1,200 shares granted in installments of 240 shares each. Dividends, if and when declared by the Board of Directors, are payable on the unvested portion of this stock award.
  The vesting schedule for stock awards granted on January 22, 1992 is 20% of the shares granted on July 23 of 1992, 1993, 1994, 1995 and 1996. The total number of shares granted and the number of shares of each installment follows: Mr. Marsden, none; Mr. Bennett, 1,000 shares granted in installments of 200 shares each; Mr. Stefan, 500 shares, granted in installments of 100 shares each; Mr. Weber, 750 shares granted in installments of 150 shares each; Mr. Williams, 1,000 shares granted in installments of 200 shares each. Dividends are payable on the unvested portion of the stock award.
  The vesting schedule for the stock award granted to Mr. Bennett on June 12, 1992 is 1,000 shares on December 13, 1992 through 1996 for a total grant of 5,000 shares.
  The vesting schedule for stock awards granted on January 25, 1991 is 20% of the shares granted on January 25 of 1991, 1992, 1993, 1994 and 1995. The total number of shares granted and the number of shares of each installment follows: Mr. Marsden, 12,500 shares granted in installments of 2,500 shares each; Mr. Bennett, 2,000 shares granted in installments of 400 shares each; Mr. Stefan, 2,500 shares granted in installments of 500 shares each; Mr. Weber, 2,500 shares granted in installments of 500 shares each; Mr. Williams, 3,150 shares granted in installments of 630 shares each. Dividends are payable on the unvested portion of the stock award.

(3) The total number and value of the aggregate unearned restricted stock holdings at December 26, 1993 were as follows: Mr. Marsden, 4,100 shares, value $71,750; Mr. Bennett, 5,400 shares, value $94,500; Mr. Stefan, 1,600 shares, value $28,000; Mr. Weber, 1,750 shares, value $30,625; Mr. Williams, 2,190 shares, value $38,325.
(4) Amounts in this column are Company contributions to the SERSP and ESOP (as defined below), which are defined contribution plans.
(5) The dollar value of perquisites and other personal benefits for executive officers other than Mr. Bennett was less than the established reporting thresholds. The amount reported for Mr. Bennett includes $20,499 for country club initiation fees and dues which are in excess of 25% of the total perquisites and other personal benefits reported for Mr. Bennett.
  Includes $13,336 and $12,876 for Messrs. Weber and Williams, respectively, for automobile expense. These amounts are in excess of 25% of the total perquisite and other personal benefits reported for the named executive officers.

STOCK OPTION GRANTS IN 1993

  The following table sets forth certain information relating to options to purchase common stock granted in the fiscal year 1993 to the five individuals named in the Summary Compensation Table.

                      OPTION GRANTS IN LAST FISCAL YEAR(1)

                           INDIVIDUAL GRANTS IN 1993

                                                                               POTENTIAL REALIZABLE
                                                                                 VALUE AT ASSUMED
                           NO. OF     % OF TOTAL                                  ANNUAL RATE OF
                         SECURITIES    OPTIONS                             STOCK PRICE APPRECIATION FOR
                         UNDERLYING   GRANTED TO   EXERCISE OR                    OPTION TERM(4)
                          OPTIONS    EMPLOYEES IN  BASE PRICE   EXPIRATION -----------------------------
          NAME            GRANTED   FISCAL YEAR(2) PER SHARE(3)    DATE         5%             10%
          ----           ---------- -------------- -----------  ---------- -------------  --------------
All Shareholders(5).....      N/A         N/A           N/A          N/A   $  48,858,267  $  123,816,441
B.W.H. Marsden..........   15,000        16.9%       $14.50      5/27/03         136,785         346,639
S.D. Bennett............   10,000        11.3%        14.50      5/27/03          91,190         231,093
R.J. Stefan.............    4,000         4.5%        14.50      5/27/03          36,476          92,437
E.P. Weber..............    4,000         4.5%        14.50      5/27/03          36,476          92,437
J.F. Williams...........    5,000         5.6%        14.50      5/27/03          45,595         115,546
Named Executive
 Officers' Gains as a %
 of All Shareholders'
 Gains(6)...............                                                           0.709%         0. 709%

- --------
(1) Stock Appreciation Rights were not granted during 1993. All options were granted on May 27, 1993. One-half of the options became exercisable on May 27, 1994 and one-half become exercisable on May 27, 1995 unless the vesting schedule is accelerated so that the options become fully exercisable upon death, retirement, disability or a change in control as defined in the Grant of Stock Option Agreement. The options were granted for a term of 10 years, subject to earlier termination in certain events related to termination of employment.
(2) Based on 88,500 options granted to all employees.
(3) Exercise price is the market value per share on the date of grant, determined by calculating the average of the high and low prices of the common stock on the Nasdaq National Market, as reported in The Wall Street Journal for the date of grant.
(4) Total dollar gains based on the assumed annual rates of appreciation shown here and calculated on 5,372,505 outstanding shares--the number of shares outstanding on the date of grant. The dollar amounts in these columns are the result of calculations at the 5% and 10% rates set by the Commission and are not intended to forecast future appreciation of the common stock. As an alternative to the assumed potential realizable values stated in the 5% and 10% Columns, SEC rules would permit stating the present value of such options at the date of grant. Methods of computing present value suggested by different authorities can produce significantly different results. Moreover, since stock options granted by the Company are not transferable, there is no objective criteria by which any computation of present value can be verified. Consequently, the Company does not believe there is a reliable method of computing the present value of such stock options.
(5) "All Shareholders" is shown for comparison purposes only. The potential realizable value illustrates the gains all shareholders could realize assuming a hypothetical ten-year option granted at $14.50 per share on May 27, 1993 if the share price of the common stock increases at the assumed annual rates shown in the table. There can be no assurance that the common stock will perform at the assumed annual rates shown in the table.
(6) This analysis illustrates the proportion of executive officers' gains as a percent of all shareholders' gains under the above assumptions.

AGGREGATED OPTION EXERCISES IN 1993 AND FISCAL YEAR END OPTION VALUES

  The following table sets forth certain information concerning the exercise of options in 1993 to purchase common stock by the five individuals named in the Summary Compensation Table and the unexercised options to purchase common stock held by such individuals at December 26, 1993.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
VALUES

                                                NUMBER OF SECURITIES    VALUE OF UNEXERCISED IN-
                          NUMBER OF            UNDERLYING UNEXERCISED     THE-MONEY OPTIONS AT
                           SHARES                OPTIONS AT 12/26/93           12/26/93(1)
                          ACQUIRED    VALUE   ------------------------- -------------------------
       NAME              ON EXERCISE REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
       ----              ----------- -------- ----------- ------------- ----------- -------------
Brian W.H. Marsden......     -0-       N/A      79,300       20,000      $205,588      $39,375
Stephen D. Bennett......     -0-       N/A      15,900       13,500        26,363       26,250
Richard J. Stefan.......     -0-       N/A      21,550        6,000        50,544       10,500
Edward P. Weber, Jr.....     -0-       N/A      21,650        6,000        50,544       10,500
Jerry F. Williams.......     -0-       N/A      27,250        7,500        63,344       13,125

- --------
(1) Calculated on the basis of the fair market value of the underlying securities at fiscal year end, $17.125, minus the exercise price. Options granted in 1988, 1989 and 1992 were not in-the-money at fiscal year end.

DEFINED BENEFIT PLAN

         AVERAGE ANNUAL EARNINGS
    FOR THE 5 HIGHEST 12 MONTH PERIODS
 DURING THE LAST 10 CONSECUTIVE 12-MONTH    ESTIMATED ANNUAL PENSION PAYABLE
                 PERIODS                   BASED ON YEARS OF SERVICE INDICATED
 ---------------------------------------   -----------------------------------
                                           15 YEARS 20 YEARS 25 YEARS 30 YEARS
                                           -------- -------- -------- --------
$100,000.................................. $ 14,387 $ 22,262 $ 30,137 $ 38,012
 150,000..................................   26,199   38,012   49,824   61,637
 200,000..................................   38,012   53,762   69,512   85,262
 250,000..................................   49,824   69,512   89,199  108,887
 300,000..................................   61,637   85,262  108,887  132,512
 350,000..................................   73,449  101,012  128,574  156,137
 400,000..................................   85,262  116,762  148,262  179,762
 450,000..................................   97,074  132,512  167,949  203,387
 500,000..................................  108,887  148,262  187,637  227,102

  The Company's Salaried Employees' Past Service Pension Plan (the "Past Service Plan") provides for benefits based on years of credited service with Acme Steel Company through December 31, 1981 and average annual earnings for the 5 highest 12-month periods during the 10 consecutive 12-month periods preceding retirement. The Company and Mr. Marsden are parties to a Deferred Compensation Agreement which entitles Mr. Marsden to a supplemental pension benefit equivalent to ten years of additional credited service under the Past Service Plan unless (i) his employment with the Company is terminated for "Cause" (as defined in the Deferred Compensation Agreement) or (ii) he engages in a "competitive activity" (as defined in the Deferred Compensation Agreement) for the period and under the circumstances provided in such agreement. Corporate funds, rather than pension trust assets, will be used for payment of these supplemental benefits to Mr. Marsden and any pension benefits payable in excess of the maximum amount permitted under the Internal Revenue Code. Mr. Marsden was deemed to have approximately 15 years of credited service as of December 31, 1981, Mr. Williams has approximately 17 years of credited service, and Mr. Stefan has approximately 22 years of credited service. Messrs. Bennett and Weber joined the Company after December 31, 1981 and, therefore, do not participate in the Past Service Plan.

  The preceding table is based upon retirement at age 65, a pension payable for the life of the retiree only, and a social security offset of $8,798.40 per year. Different benefits under the Past Service Plan may be payable for persons whose employment terminates prior to age 65. For purposes of the table, average annual earnings include salaries and bonuses paid or deferred during the twelve-month period.

  The Past Service Plan provides for a transition pension for salaried employees and certain executive officers who were employed on December 31, 1981 if the benefit attributable to contributions by the Company after December 31, 1981 under the Company's Salaried Employees' Retirement Savings Plan (the "SERSP") is less than the benefit which would be attributable under the Past Service Plan to continuous service between January 1, 1982 and the earlier of December 31, 1991 and termination of employment. The amount attributable to such Company contributions is contributions to the SERSP in excess of 6 1/2 percent of the participant's earnings for each calendar quarter (which, in the case of executive officers, are the same for purposes of the SERSP as for purposes of the Past Service Plan) of continuous service from January 1, 1982 until the earlier of December 31, 1991 and termination of employment, together with amounts which would have been earned had such contributions been invested and reinvested in the Diversified Investment Fund provided for in the SERSP. Future performance of the Diversified Investment Fund and the earnings of participants during the 10 years preceding retirement will determine whether or not any transition pension will be payable.

  Unless a participant becomes entitled to a transition pension as described in the preceding paragraph, years of credited service after December 31, 1981 will have no effect on any estimated annual pension payable pursuant to the Past Service Plan.

CHANGE IN CONTROL ARRANGEMENTS

  On May 25, 1992, the Board adopted the Key Executive Severance Pay Plan (the "Plan") from Acme Steel Company and designated the executive officers of the Company and certain other individuals as participants. A participant may be entitled to severance benefits under the Plan if there is a termination of his employment without cause at any time within three years after a "Change in Control" of the Company (as defined in the Plan). In addition, following a Change in Control a participant may elect to terminate his employment without loss of severance benefits in certain specified contingencies, including termination of the participant's position as an officer or director; a good faith determination by the participant that as a result of the Change in Control, he is unable to carry out the authorities, powers, functions or duties attached to his position; a significant adverse change in his position, duties or compensation; the failure of a successor to assume the Company's obligations under the Plan; excessive travel requirements or the substantial relocation of his place of work; or the reorganization, dissolution, liquidation, consolidation or merger of the Company or the sale of a significant portion of its assets.

  Under the Plan, a Change in Control is deemed to have occurred if (i) the Company is merged or reorganized into or with, or sells all of its assets to, another company in a transaction in which former shareholders of the Company own less than 75 percent of the outstanding securities of the surviving or acquiring company after the transaction, (ii) a filing is made with the Commission disclosing the beneficial ownership by any person or group of 25 percent or more of the voting power of the Company, (iii) during any period of two consecutive years individuals who were directors at the beginning of such period cease to constitute a majority of the Board without the approval of two-thirds of the remaining Board members, (iv) the shareholders of the Company approve a plan or proposal for the liquidation or dissolution of the Company, or (v) any other event, or events, which the Board shall determine to be a Change in Control.

  A participant who is terminated with rights to severance compensation under the Plan will be entitled to receive in respect of the "Severance Period" (as defined in the Plan), in lieu of further salary payments to the participant, the following: (i) a sum equal to (a) three times the participant's highest annual aggregate base salary in effect at any time within five years prior to the date the "Notice of Termination of Employment" (as defined in the Plan) is given, plus (b) an amount equal to the average compensation paid in the two calendar years prior to the date said Notice is given to the participant under the Plan, or any successor plan (provided, however, the participant may elect to receive said sums in thirty-six (36) equal monthly payments, including interest, after the date of said Notice); (ii) for a period of thirty-six (36) months following the date of "Termination of Employment" (as defined in the Plan), or until a participant's death, if earlier, life, health and accident insurance benefits and other executive benefits the participant was receiving immediately prior to the date of Termination of Employment; (iii) all benefits to which the participant is entitled as a participant under the Salaried Employees' Past Service Pension Plan, the Salaried Employees Retirement Savings Plan or other plan or agreement relating to retirement benefits; and, (iv) all legal fees and expenses incurred by a participant, if any, as a result of such Termination of Employment or enforcing any right or benefit under the Plan. A letter of credit has been obtained by the Company for the purpose of securing the payment of such legal fees and expenses.

  The net amount payable to any participant under the Plan, taking into account payments under Other Plans, (as defined in the Plan) as appropriate, may not exceed 2.99 times the participant's "base amount" (as defined in Section 280G of the Internal Revenue Code), which, generally, is the average of the participant's taxable annual income received from the Company during the five-year period preceding the Change in Control, to avoid the special tax rules applicable to "excess parachute payments" under Federal income tax legislation enacted in 1984.

  To protect both the Company and any participant, if the severance compensation under the Plan, either alone or together with other payments to a participant, would constitute "excess parachute payments", as defined in
Section 280G of the Internal Revenue Code, such severance compensation payment would be reduced to the largest amount as would result in no portion of such payments being disallowed as deductions to the Company under Section 280G of the Internal Revenue Code and no portion of such payments subjecting a participant to the excise tax imposed by Section 4999 of the Internal Revenue Code. The determination of such reductions will be made, in good faith, by the Company's independent accountants and will be conclusively binding upon the Company and such participant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During fiscal 1993 the Compensation Committee of the Board was comprised of the following non-employee directors: C. J. Gauthier, Andrew R. Laidlaw, Julien
L. McCall, Frank A. LePage (Chairman), William R. Wilson.

  Mr. Laidlaw is a partner in the law firm of Seyfarth, Shaw, Fairweather & Geraldson which provided $101,973 in legal services to the Company in 1993. Mr. Laidlaw resigned as a member of the Compensation

Committee effective January 27, 1994. Mr. LePage is a director of Parker-Hannifin Corporation to which the Company sold tubing in the amount of $1,800,692 in 1993. Mr. Wilson is a director of Columbia Gas System, Inc. from which the Company made purchases of $79,906 for natural gas in 1993.

DIRECTORS' COMPENSATION

  Mr. MacDonald entered into an agreement with the Company effective June 1, 1992 to provide consulting services for a three-year period. Mr. MacDonald is paid an annual fee of $50,000 in addition to any payments to which he may be entitled as a non-employee director of the Company. Under the terms of the contract, he is furnished with an office, secretarial and certain other business office services which were valued by the Company at approximately $37,000 in 1993.

  Directors who are not also officers of the Company are currently paid an annual director's fee of $18,000, a fee of $1,000 for attending a meeting of the Board and a fee of $1,000 for attending a meeting of a committee of the Board, whether or not more than one meeting is held on the same day. The Chairmen of the Audit Review, Compensation, Finance and Nominating Committees are paid an additional annual fee of $2,000. The Company provides accidental death and dismemberment insurance for all outside directors while on the business of the Company. All Directors are reimbursed for expenses incurred in connection with Board and committee meetings.

  In addition to the remuneration above, the Company paid fees not material in amount for services rendered by outside directors outside the scope of normal Board and committee meetings.

  In 1992, the Company adopted the Acme Metals Incorporated Non-Employee Directors Retirement Plan (the "Directors Retirement Plan") which provides for benefits to directors who are not employees of the Company and who retire from the Board after attaining 65 years of age. Four years of services as a non-employee director is required to be eligible for a minimum retirement benefit of 40% of the annual retainer in effect at the date of retirement. The benefit increases 10% for each additional year of service to a maximum of 100% of the annual retainer in effect at the date of retirement. The Directors Retirement Plan is an unfunded non-qualified plan and all benefits will be paid out of current earnings. No benefits are payable to the spouse or dependents of a retired director.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

  As of June 3, 1994, there were 5,556,661 shares of the Company's Common Stock issued and outstanding and 6,780 registered holders of the Company's Common Stock. Set forth below is certain information as of that date regarding those entities known to the Company to be the beneficial owners of more than 5 percent of the Common Stock and information with respect to beneficial ownership of the Company's Common Stock by all directors, each of the executive officers named in "Management--Summary Compensation Table" and all directors and executive officers as a group.

                                NUMBER OF SHARES        PERCENT OF CLASS   PERCENT OF CLASS AFTER
    NAME AND ADDRESS            OF COMMON STOCK         PRIOR TO SPECIAL          SPECIAL
  OF BENEFICIAL OWNER       BENEFICIALLY OWNED(1)(2)   WARRANT OFFERING(3) WARRANT OFFERING(3)(4)
  -------------------     ---------------------------- ------------------- ----------------------
Dimensional Fund          393,514(5)                           6.6%                 3.3%
Advisors, Inc...........
1299 Ocean Avenue
Santa Monica, CA 90401
Brinson Holdings, Inc...  365,800(6)                           6.1%                 3.2%
209 South LaSalle Street
Chicago, Illinois 60604
DIRECTORS AND OFFICERS
Stephen D. Bennett......   37,036(7)                            *                    *
C.J. Gauthier...........      173                               *                    *
Edward G. Jordan........    1,000                               *                    *
Andrew R. Laidlaw.......    1,000                               *                    *
Frank A. LePage.........    2,500                               *                    *
Reynold C. MacDonald....   66,301(8)                           1.1                   *
Brian W.H. Marsden......  154,360(9)                           2.6                  1.3
Julien L. McCall........    1,000                               *                    *
Carol O'Cleireacain.....        0                               *                    *
William P. Sovey........    1,000                               *                    *
Richard J. Stefan.......   41,756(10)                           *                    *
Edward P. Weber, Jr.....   34,844(11)                           *                    *
Jerry F. Williams.......   59,970(12)                          1.0                   *
William R. Wilson.......    1,000                               *                    *
All directors and
executive officers
as a group, 15 persons..  401,940(7)(8)(9)(10)(11)(12)         6.7                  3.5

- --------
   *Less than 1% of class
(1) As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934 as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, beneficial ownership consists of sole voting and investment power.
(2) On June 3, 1994, Harris Trust & Savings Bank, Trustee for the Company's Salaried Employees Retirement Savings Plan, the Company's Employee Stock Ownership Plan, and the Alpha Tube Corporation Employees 401(k) Retirement Plan, held 873,523 shares, or 15.7%, of Common Stock then outstanding. Shares held by the Trustee on account of each of the participating employees will be voted by the Trustee in accordance with written instructions from the participants and where no instructions are received, the Trustee will vote in accordance with the recommendations set forth by the Board in the proxy statement of the Company. In addition, on June 3, 1994 Harris Trust and Savings Bank, as Trustee under the Company's Pension and Retirement Plans Trust ("Trust"), held 207,092 shares, or 3.7%, of Common Stock then outstanding. Under the terms of the Trust, absent direction from the Company, the Trustee is authorized to exercise voting rights as it deems proper.

(3) The shares owned by each person or entity, or by the group, and the shares included in the total number of shares outstanding have been adjusted and the percent owned has been computed in accordance with Rule 13d-3(d)(1) under the Securities and Exchange Act.
(4) Upon satisfaction of all conditions to the release from escrow of the net proceeds of the Special Warrant Offering and the deemed exercise of the Special Warrants, an additional 5,600,000 shares of the Company's Common Stock will be issued to the warrant holders.
(5) Dimensional Fund Advisors, Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 393,514 shares of Common Stock as of December 31, 1993 by reason of its sole or shared voting power and sole dispositive power over such shares. All of the shares are held in portfolios of DFA Investment Dimensions Group, Inc., a registered open-end investment company, or in series of The DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and the DFA Participating Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional Fund Advisors Inc. serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.
(6) The number of shares of Common Stock beneficially owned was determined by a review of Schedule 13G furnished to the Company which states that Brinson Holdings, Inc. beneficially owns the shares solely through its ownership of Brinson Partners, Inc., which owns 178,630 shares, which in turn owns Brinson Trust Company, which owns 187,170 shares. Brinson Partners, Inc. and Brinson Trust Company have sole voting power and sole dispositive power with respect to the shares owned by them.
(7) Includes 24,400 shares which are not now owned but could be acquired by exercise of stock options, 6,700 shares which are subject to conditions of forfeiture and restrictions on sale, transfer or other disposition, and 2,140 shares held by the trustee of the Company's Employee Stock Ownership Plan ("ESOP") which are attributable to Mr. Bennett's account.
(8) Includes 16,301 shares held in a trust to which Mr. MacDonald disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(9) Includes 91,800 shares which are not now owned but could be acquired by exercise of stock options, 4,100 shares which are subject to conditions of forfeiture and restrictions on sale, transfer or other disposition, 2,500 shares owned by a family member to which Mr. Marsden disclaims beneficial ownership, and 4,080 shares held by the trustee of the ESOP which are attributable to Mr. Marsden's account.
(10) Includes 25,550 shares which are not now owned but could be acquired by exercise of stock options, 1,600 shares which are subject to conditions of forfeiture and restrictions on sale, transfer or other disposition, 1,789 shares held by the trustee of the Company's Salaried Employees Retirement Savings Plan (SERSP) which are attributable to Mr. Stefan's account and 2,592 shares held by the trustee of the ESOP which are attributable to Mr. Stefan's account.
(11) Includes 25,650 shares which are not now owned but could be acquired by exercise of stock options, 2,750 shares which are subject to conditions of forfeiture and restrictions on sale, transfer or other disposition, 100 shares held by family members, and 2,669 shares held by the trustee of the ESOP which are attributable to Mr. Weber's account.
(12) Includes 32,250 shares which are not now owned but could be acquired by exercise of stock options, 3,390 shares which are subject to conditions of forfeiture and restriction on sale, transfer or other disposition, 11,287 shares held by the trustee of the SERSP which are attributable to Mr. Williams' account, and 3,309 shares held by the trustee of the ESOP which are attributable to Mr. Williams' account.

                              SELLING STOCKHOLDERS

  The table below sets forth certain information with respect to the Selling Stockholders. All of the shares of Common Stock listed below are issuable without payment of any additional consideration upon the exercise of the 5,600,000 Special Warrants previously issued and sold by the Company on a private placement basis in Canada and Europe at a price of U.S. $21.00 per Special Warrant. Registration of such shares pursuant to the Securities Act of 1933, as amended, by the Company is one of the conditions to release from escrow of the net proceeds of the sale of the Special Warrants. See "Special Warrant Offering." The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

                                   BENEFICIAL OWNERSHIP OF NUMBER OF SHARES OF
NAME OF SELLING  RELATIONSHIP WITH SHARES  OF COMMON STOCK    COMMON STOCK
STOCKHOLDER(1)      THE COMPANY        AT JUNE 9, 1994      OFFERED FOR SALE
- ---------------  ----------------- ----------------------- -------------------

- --------
(1) Inasmuch as the Special Warrants are permitted to be transferred in negotiated transactions, the identity of the Selling Stockholders cannot be determined until immediately before effectiveness of the Registration Statement of which this Prospectus forms a part. Accordingly, the Selling Stockholders will be identified at such time.

PLAN OF DISTRIBUTION

  The Company has been advised by the Selling Stockholders that there are no underwriting agreements with respect to the sale of the shares, that such shares will be sold from time to time in the open market at then prevailing prices or in private transactions at negotiated prices, and that any brokerage fees will be paid by the Selling Stockholders in connection therewith.

                              CERTAIN TRANSACTIONS

  The following is a year by year listing of all transactions and any proposed transactions which have materially affected or will materially affect the Company and any of its subsidiaries in which the following have or had a material interest during the fiscal years 1991, 1992 and 1993 and the current fiscal year to date: directors and senior officers of the Company, any security holders named in "Security Ownership of Certain Beneficial Owners and Management," and any associate or affiliate of any of the foregoing persons or companies. The Company believes that all transactions were in the ordinary course of business, at competitive prices and terms and at arm's length.

1994 FISCAL YEAR TO DATE

  Through May 22, 1994, the Company made sales to and purchases from corporations (including subsidiaries) certain executive officers and directors of which are also directors of the Company, as follows: Messrs. MacDonald and Jordan are directors of The ARA Group, Inc., from which the Company made purchases of $31,852 for food services; Mr. Laidlaw is a partner of the law firm of Seyfarth, Shaw, Fairweather and Geraldson, to which firm the Company paid $36,635 for professional services on behalf of the Company; and Mr. LePage is a director of Parker-Hannifin Corporation, to which the Company made sales of $1,066,015. There were also purchases from one other company which did not exceed $50,000.

FISCAL YEAR 1993

  In the fiscal year 1993, the Company made sales to and purchases from corporations (including subsidiaries) certain executive officers and directors of which are also directors of the Company, as follows: Messrs. MacDonald and Jordan are directors of The ARA Group, Inc., from which the Company made purchases of $167,527 for food services; Mr. Laidlaw is a partner in the law firm of Seyfarth, Shaw, Fairweather and Geraldson, to which firm the Company paid $101,973 for professional services on behalf of the Company; Mr. LePage is a director of Parker-Hannifin Corporation, to which the Company made sales of $1,800,692 for tubing; and Mr. Wilson is a director of Columbia Gas System, Inc., from which the Company made purchases of $76,906 for natural gas. There were also sales to one other company which did not exceed $50,000.

FISCAL YEAR 1992

  In the fiscal year 1992, the Company made sales to and purchases from corporations (including subsidiaries) certain executive officers and directors of which are also directors of the Company, as follows: Messrs. MacDonald and Jordan are directors of The ARA Group, Inc. from which the Company made purchases of $182,331; Mr. Laidlaw is a partner in the law firm of Seyfarth, Shaw, Fairweather and Geraldson, to which firm the Company paid $68,865 for professional services on behalf of the Company; and Mr. LePage is a director of Parker-Hannifin Corporation, to which the Company made sales of $1,047,724 for tubing. There were also purchases from and sales to several other like companies, the transaction amounts of which, in the aggregate, did not exceed $50,000.

FISCAL YEAR 1991

  In the fiscal year 1991, the Company made sales to and purchases from corporations (including subsidiaries) certain executive officers and directors of which are also directors of the Company, as follows: Mr. Gauthier is a director of Nalco Chemical Company from which the Company made purchases of $146,315; Messrs. MacDonald and Jordan are directors of The ARA Group, Inc., from which the Company made purchases of $50,076; Mr. Laidlaw is a partner in the law firm of Seyfarth, Shaw, Fairweather & Geraldson, to which the Company paid $108,096 for professional services performed on behalf of the Company; and Mr. LePage is a director of Parker-Hannifin Corporation, to which a subsidiary of Acme sold tubing in the amount of $791,294. There were also purchases from and sales to several other like companies, the transaction amounts of which, in the aggregate, did not exceed $50,000.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

  The Company has 20,000,000 authorized shares of Common Stock. As of June 3, 1994, the number of record holders of the Company's Common Stock was 6,780.

  Holders of the Company's Common Stock have the rights provided by the Delaware General Corporation Law and the Company's Certificate of Incorporation. The Company's Common Stock currently has no conversion or preemptive rights or redemption or sinking fund provisions. As shareholders of a Delaware corporation, the holders of the Company's Common Stock have voting rights with respect to the election of directors and the approval of significant corporate transactions including mergers, certain asset sales and dissolution. The holders of the Company's Common Stock are entitled to one vote for each share held on all matters voted on by the shareholders generally, including the election of directors. The Company's Common Stock does not have cumulative voting rights. As a result, the holders of more than 50% of the Company's Common Stock will be able to elect 100% of the directors to be elected in any year if they choose to do so (subject to the voting rights, if any, of any shares of the Company's Preferred which may at the time be outstanding) and, in such event, the holders of the remaining shares of the Company's Common Stock will not be able to elect any of the directors in such year. Unless specified in a corporation's organizational documents, approval of significant corporate transactions generally requires a majority shareholder vote. Voting requirements which have been modified by the Company's Certificate of Incorporation for certain transactions are discussed below. See "Certificate of Incorporation and By-Laws."

  Holders of the Company's Common Stock will be entitled to receive such dividends as the Company's Board from time to time may declare out of funds legally available therefor. Subject to the rights of holders of any shares of Preferred which might at the time be outstanding, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share equally in the balance of assets, if any, remaining after payment of all debts and liabilities.

  Except to the extent that redemptions of the Company's 1986 and 1988 Preferred Share Purchase Rights Plans are deemed to be dividends, since the 1986 Reorganization the Company has not paid dividends on its Common Stock. The Company's current intention is to reinvest its earnings to finance the growth of its business. Accordingly, the Company does not intend to pay dividends on its Common Stock in the foreseeable future. In addition, the Indentures governing the Company's obligations with respect to the Notes limit the amount of dividends that the Company may pay to its stockholders.

PREFERRED STOCK

  The Company has 2,000,000 authorized shares of Serial Preferred Stock, with a par value of $1.00 per share ("Preferred"). Preferred shares are issuable in series by action of the Company's Board, which may fix the designations, relative powers (including voting powers), preferences and rights of shares to be included in any such series, and qualifications, limitations or restrictions thereof as permitted under the Delaware General Corporation Law. Although there currently are no plans to issue shares of Preferred, it is contemplated that from time to time the Company may consider financings, acquisitions or other proposals involving the issuance or reservation of shares of Preferred. Investors should note that Preferred could be used as an anti-takeover device in circumstances so as to discourage a tender or exchange offer for the Company's Common Stock or reduce the amount offered in such transaction.

CERTIFICATE OF INCORPORATION AND BY-LAWS

  Certain of the provisions which are included in the Certificate of Incorporation and By-Laws affect the ability of shareholders of the Company to change the composition of the incumbent Board of Directors and to amend or repeal the Certificate of Incorporation or By-Laws. The following generally describes the effect of such provisions, including potential advantages and disadvantages to shareholders. As discussed below, potential advantages include increased continuity and stability of management, shareholder opportunity to be heard on major issues, fair consideration of all shareholders in certain business combinations, and limitations on the ability of majority shareholders to take certain actions deemed undesirable by minority shareholders. Potential disadvantages include increased difficulty in changing management, possible delays or discouragement of certain business combinations, and effective veto power by minority shareholders over certain transactions favored by majority shareholders.

 Classification of the Board

  The division of the Company's Board into three classes has the effect of making it more difficult to change the composition of the Company's Board. At least two annual shareholders' meetings will be required for shareholders to effect a change in a majority of the Company's Board (and, therefore, a change in control of the Company's management), except in the event of vacancies resulting from removal for cause or other reasons (in which case the remaining directors will fill the vacancies so created--See "Removal of Directors-- Filling Vacancies on the Board," below). While the Company anticipates no problem with continuity or stability of the Board, the Company's Board believes that the longer time required to elect a majority of a classified Board of Directors will help assure the continuity and stability of the Company's affairs and policies in the future, since a majority of the directors at any given time will have prior experience as directors of the Company. It should also be noted that the classification provisions will apply to every election of directors, whether or not a change in the Company's Board might arguably be beneficial to the Company's and its shareholders and whether or not a majority of the Company's shareholders believes that such a change might be desirable.

 Removal of Directors -- Filling Vacancies on the Board

  Under Delaware law, directors serving on a classified board may be removed only for cause unless the Certificate of Incorporation provides otherwise. As the Company's Certificate of Incorporation contains no contrary provision, and expressly restates the Delaware law, its directors will be subject to removal by shareholders only for cause. The Company's Certificate of Incorporation expressly delegates to incumbent directors the power to fill any vacancies on the Board, however occurring, and any successor director so chosen will hold office for the remainder of the unexpired term. Such provisions of the Company's Certificate of Incorporation will prevent removal of incumbent directors without cause and will prevent a third party from gaining control of the Board by filling any vacancies created by removal with its own nominees. These provisions will also reduce the power of shareholders generally, even those with a majority voting interest in the Company, to remove incumbent directors and to fill vacancies on the Board without the support of the remaining incumbent directors.

 Prohibition Against Shareholder Action by Written Consent

  Under Delaware law, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken by shareholders of a corporation may be taken without a meeting and without a shareholder vote if a written consent setting for the action to be taken is signed by the holders of shares of outstanding stock having the requisite number of votes that would be necessary to authorize such action at a meeting of shareholders. The Company's Certificate of Incorporation prohibits such action. Such provision gives all the shareholders of the Company the opportunity to participate in determining any proposed action and prevents the holders of a majority of the voting power of the corporation from using written consent procedure to take shareholder action.

 Fair Price Provisions

  The Company's Certificate of Incorporation sets forth the required shareholder vote with respect to certain mergers, consolidations, reclassifications of securities, the sale of substantially all the assets of the

Company and plans of dissolution of the Company. Under current provisions of Delaware law, unless otherwise provided in a corporation's certificate, a merger, consolidation, reclassification, sale, or dissolution must be approved by the vote of the holders of a majority of the outstanding shares entitled to vote thereon. The Company's Certificate of Incorporation requires the affirmative vote of 66 2/3% of the outstanding shares and 66 2/3% of the outstanding Common Stock to approve the Company's sale of all of its assets to, or consolidation or merger with a Related Company. A "Related Company" is defined in the Company's Certificate of Incorporation as any corporation which, together with its affiliates and associated persons, owns of record or beneficially, directly or indirectly, more than 5% of the shares of any outstanding class of stock of the Company entitled to vote upon such transaction.

  The Company's Certificate of Incorporation may give holders of a minority of the Company's Common Stock veto power over a business combination which a majority of the shareholders may believe is desirable and beneficial. Shareholders should also be aware that the results of such provisions may be to strengthen the position of incumbent management.

 Vote Required to Amend or Repeal Certain Provisions of Certificate and By-
 Laws

  Under Delaware law, amendments to a certificate of incorporation require the approval of the holders of a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a class. Delaware permits provisions in a certificate which require a greater vote than otherwise required by law for any corporate action. Under the Company's Certificate of Incorporation, the provisions specified in Articles Sixth, Seventh, Eighth and Ninth thereof may not be modified or repealed except by the affirmative vote of the holders of not less than 80% of the outstanding shares of the Company's Common Stock voting together and as a separate class. Similarly, an 80% shareholder vote is required to amend the By-Laws unless such amendment has been previously approved by 66 2/3% of the Board. The requirement of an increased shareholder vote for such amendments to the Certificate of Incorporation and By-Laws is designed to prevent a shareholder that controls a majority of the voting power of the Company from avoiding the requirements of these provisions by simply amending or repealing them. It will also have the effect, however, of giving minority shareholders holding in excess of 20% of the voting power of the corporation a veto power over any changes to such provisions of the Company's Certificate of Incorporation even if the Board or a majority of the shareholders favors such changes.

 Nominations by Directors

  The Company's By-Laws set forth a procedure for shareholder nominations of directors. Such procedure will afford the Company's Board the opportunity to consider the qualifications of a proposed nominee and, to the extent deemed necessary or desirable by the Board, inform shareholders about such qualifications. Under current Delaware law and the By-Laws of the Company, any shareholder could nominate a person for election as a director, without prior notice to the Company's Board or other shareholders, at any meeting called for the purpose of electing directors. Although the Company's By-Law provisions do not give the Company's Board any power to approve or disapprove of shareholder nominations for the election of directors, these provisions of the Company's By-Laws may have the effect of precluding a nomination for the election of director if the proper procedures are not followed, and may discourage or deter a third party from conducting a solicitation of proxies to elect its own directors or otherwise attempting to obtain control of the Company, even if such attempt might be beneficial to the Company and its shareholders.

 Anti-takeover Provisions

  The Company's Certificate of Incorporation contains a provision (Section Seventh) which requires a two-thirds vote of their outstanding shares voting together and by class to approve any proposed merger or acquisition directed by or involving a related company or affiliate of a related company as is discussed in greater detail above. See, "Certificate of Incorporation and By-Laws--Fair Price Provisions." An amendment of the provision requires an 80% vote. See, "Certificate of Incorporation and By-Laws--Vote Required to Amend or Repeal Certain Provisions of Certificate and By-Laws."

 Shareholder Power to Call Special Shareholders' Meeting

  In addition to permitting the Board of Directors, the Chairman of the Board or the President to call a special meeting of shareholders, Article II, Section 3 of the Company's By-Laws permits such special meetings to also be called by shareholders holding 50% of the outstanding shares of the Company.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agents and Registrars for the Company's Common Stock are First Chicago Trust Company of New York, Jersey City, New Jersey and Montreal Trust Company of Canada, Toronto, Ontario.

MARKET FOR COMMON STOCK

  The Company's Common Stock is listed and traded on the Nasdaq National Market under the symbol ACME.

  The following table sets forth the high and low sales prices for the Company Common Stock for the periods indicated:

      FISCAL QUARTER ENDED                                           HIGH   LOW
      --------------------                                           ----- -----
      March 27, 1994................................................ 27.25 17.50
      December 26, 1993............................................. 18.75 13.75
      September 26, 1993............................................ 20.75 13.00
      June 27, 1993................................................. 18.00 14.00
      March 28, 1993................................................ 17.25 12.25
      December 27, 1992............................................. 13.50 11.00
      September 27, 1992............................................ 18.25 12.75
      June 28, 1992................................................. 19.75 14.25
      March 29, 1992................................................ 18.75 16.25

                              DESCRIPTION OF NOTES

  The Senior Secured Notes will be issued under an indenture (the "Note
Indenture") dated as of        , 1994 by and among the Company, the Guarantors
and      , as trustee (the "Note Trustee"). The Senior Secured Discount Notes
will be issued under an indenture (the "Discount Note Indenture", and together
with the Note Indenture, the "Indentures") dated as of        , 1994, by and
among the Company, the Guarantors (as defined below) and             , as
trustee (the "Discount Note Trustee", and together with the Note Trustee, the "Trustees"). The terms of the Notes will include those stated in the Indentures and those made part of the Indentures by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"), as in effect on the date of each of the Indentures. The Notes will be subject to all such terms.

 General

  The Senior Secured Notes will bear interest from the date the Senior Secured
Notes are first issued under the Note Indenture at the rate of      % per
annum, payable semiannually on       and       of each year, commencing ,
       1994, to holders of record at the close of business on       or
      immediately preceding each such interest payment date. The Senior Secured
Notes will be due on        , 2002, and will be issued only in registered form,
without coupons, in denominations of $1,000 and integral multiples thereof. The Senior Secured Notes will be senior obligations of the Company limited to an aggregate amount of $175 million.

  The Senior Secured Discount Notes will bear interest from        , 1997 at
the rate of    % per annum, payable semiannually on       and       of each
year, commencing        , 1998, to holders of record at the close of business
on       or      immediately preceding each such interest payment date. The
Senior Secured Discount Notes will be due on        , 2004, and will be issued
only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof. The Senior Secured Discount Notes will be senior
obligations of the Company limited to an aggregate amount of $   million which
will produce gross proceeds of $100 million.

  All of the obligations of the Company under the Notes and the Indentures will be secured by a pledge by the Company of all of the capital stock of its direct Subsidiaries whether now existing or hereafter acquired and will be guaranteed by its Subsidiaries. The Guarantee by Acme Packaging of the Notes will be secured by a pledge by Acme Packaging of all of the capital stock of its subsidiaries whether now existing or hereafter acquired, and the Guarantee by Acme Steel of the Notes will be secured by a pledge by Acme Steel of all of the capital stock of its subsidiaries whether now existing or hereinafter acquired, and a first priority Lien on substantially all existing and future real property, equipment, intellectual property and related intangibles of Acme Steel, including the Modernization Project, and the proceeds thereof, but excluding inventory, accounts receivable, certain non-material assets and permitted liens. To the extent that Acme Steel finances the acquisition of assets constituting a part of the Modernization Project out of the proceeds of industrial revenue bonds or similar governmental authority obligations, such assets shall not constitute security for its Guarantee.

  The Company expects to secure a Working Capital Facility which will be secured by inventory and accounts receivable of the Company and its Subsidiaries. The ability of the Company and its Subsidiaries to incur additional Indebtedness will be limited by the "Limitations on Indebtedness" covenant of each of the Indentures, and the ability of the Company and its Subsidiaries to incur additional secured Indebtedness will be limited by a covenant of each of the Indentures.

                                 LEGAL MATTERS

  The validity of the authorization and issuance of the Common Stock will be passed upon for the Company by Coffield Ungaretti & Harris, 3500 Three First National Plaza, Chicago, Illinois 60602.

                                    EXPERTS

  The audited financial statements included in this Prospectus have been so included in reliance upon the report of Price Waterhouse, independent accountants, and upon the authority of said firm as experts in auditing and accounting.

  With respect to the unaudited consolidated financial information of Acme Metals Incorporated for the three month period ended March 27, 1994 included and incorporated by reference in this Prospectus, Price Waterhouse reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated April 21, 1994, incorporated by reference herein, states that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Price Waterhouse has not carried out any significant or additional audit tests beyond those which would have been necessary if their report had been included. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Price Waterhouse is not subject to the liability provisions of section 11 of the Securities Act of 1933 for their report on the unaudited consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by Price Waterhouse within the meaning of sections 7 and 11 of the Act.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Independent Auditors' Report..............................................  F-2
Consolidated Statements of Operations for the Quarters Ended March 27,
 1994 and March 28, 1993 (Unaudited) and for the Years Ended December 26,
 1993, December 27, 1992 and December 29, 1991 (Audited)..................  F-3
Consolidated Balance Sheets as of March 27, 1994 (Unaudited), December 26,
 1993 and December 27, 1992 (Audited).....................................  F-4
Consolidated Statements of Cash Flows for the Quarters Ended March 27,
 1994 and March 28, 1993 (Unaudited) and for the Years Ended December 26,
 1993, December 27, 1992 and December 29, 1991 (Audited)..................  F-5
Consolidated Statements of Changes in Shareholders' Equity for the Quarter
 Ended March 27, 1994 (Unaudited) and for the Years Ended December 26,
 1993, December 27, 1992, December 29, 1991 and December 30, 1990
 (Audited)................................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Acme Metals Incorporated

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Acme Metals Incorporated and its subsidiaries at December 26, 1993 and December 27, 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 26, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in the Notes to the Consolidated Financial Statements, Acme Metals Incorporated changed its method of accounting for postretirement benefits other than pensions and income taxes in 1992.

PRICE WATERHOUSE

 March 21, 1994
 Chicago, Illinois

                            ACME METALS INCORPORATED

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                          FOR THE QUARTERS ENDED           FOR THE YEARS ENDED
                          ----------------------- --------------------------------------
                           MARCH 27,   MARCH 28,  DECEMBER 26, DECEMBER 27, DECEMBER 29,
                             1994        1993         1993         1992         1991
                          ----------- ----------- ------------ ------------ ------------
                          (UNAUDITED) (UNAUDITED)
Net sales...............   $123,560    $107,863     $457,406     $391,562     $376,951
Costs and expenses:
  Cost of products sold.    106,258      96,619      397,526      347,624      335,503
  Depreciation expense..      3,783       3,726       14,657       14,392       13,700
                           --------    --------     --------     --------     --------
Gross profit............     13,519       7,518       45,223       29,546       27,748
  Selling and
   administrative
   expense..............      7,363       6,729       30,633       28,901       29,219
  Restructuring charge..                                            2,700
  Nonrecurring charge...                               1,925
                           --------    --------     --------     --------     --------
Operating income (loss).      6,156         789       12,665       (2,055)      (1,471)
Non-operating income
 (expense):
  Interest expense......     (1,334)     (1,384)      (5,384)      (5,569)      (5,533)
  Interest income.......        394         368        1,571        1,700        1,322
  Unusual income item...                               1,210        1,047        1,241
  Other--net............        781         417          370          355        1,391
                           --------    --------     --------     --------     --------
Income (loss) before
 income taxes and
 cumulative effect of
 changes in accounting
 principles.............      5,997         190       10,432       (4,522)      (3,050)
Income tax provision
 (credit)...............      2,399          76        4,173       (1,673)        (732)
                           --------    --------     --------     --------     --------
                              3,598         114        6,259       (2,849)      (2,318)
Cumulative effect of
 changes in accounting
 principles:
  Retiree health care
   and life insurance
   benefits, net of
   taxes................                                          (42,246)
  Income taxes..........                                           (8,077)
                                                                 --------
                                                                  (50,323)
                           --------    --------     --------     --------     --------
Net income (loss).......   $  3,598    $    114     $  6,259     $(53,172)    $ (2,318)
                           ========    ========     ========     ========     ========
Per share:
  Income (loss) before
   cumulative effect of
   changes in accounting
   principles...........   $   0.64    $   0.02     $   1.15     $  (0.53)    $  (0.43)
  Cumulative effect of
   changes in accounting
   principles:
    Retiree health care
     and life insurance
     benefits, net of
     taxes..............                                            (7.82)
    Income taxes........                                            (1.50)
                           --------    --------     --------     --------     --------
Net income (loss).......   $   0.64    $   0.02     $   1.15     $  (9.85)    $  (0.43)
                           ========    ========     ========     ========     ========

    The accompanying notes are an integral part of this financial statement.

                            ACME METALS INCORPORATED

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                           MARCH 27,  DECEMBER 26, DECEMBER 27,
                 ASSETS                      1994         1993         1992
                 ------                   ----------- ------------ ------------
                                          (UNAUDITED)
Current assets:
  Cash and cash equivalents..............  $  60,937   $  50,444    $  49,224
  Receivables, less allowances of $1,176
   in 1994 (unaudited), $1,155 in 1993
   and $1,081 in 1992....................     59,088      58,479       47,091
  Inventories............................     44,541      47,867       39,488
  Deferred income taxes..................     12,337      12,337       11,754
  Other current assets...................      1,409       1,267        1,303
                                           ---------   ---------    ---------
    Total current assets.................    178,312     170,394      148,860
                                           ---------   ---------    ---------
Investments and other assets:
  Investments in associated companies....     14,701      14,701       14,105
  Other assets...........................     13,216      13,389        7,197
  Deferred income taxes..................     19,846      19,846        9,851
                                           ---------   ---------    ---------
    Total investments and other assets...     47,763      47,936       31,153
                                           ---------   ---------    ---------
Property, plant and equipment:
  Property, plant and equipment, at cost.    410,046     408,556      405,684
  Accumulated depreciation...............   (296,715)   (293,017)    (284,995)
                                           ---------   ---------    ---------
    Total property, plant and equipment..    113,331     115,539      120,689
                                           ---------   ---------    ---------
                                           $ 339,406   $ 333,869    $ 300,702
                                           =========   =========    =========
  LIABILITIES AND SHAREHOLDERS' EQUITY
  ------------------------------------
Current liabilities:
  Accounts payable.......................  $  29,271   $  32,800    $  25,985
  Accrued expenses.......................     35,982      34,089       28,641
  Income taxes payable...................      4,014       3,641        1,299
  Current maturities of long-term debt...      6,667       6,667        3,500
                                           ---------   ---------    ---------
    Total current liabilities............     75,934      77,197       59,425
                                           ---------   ---------    ---------
Long-term liabilities:
  Long-term debt.........................     49,333      49,333       56,000
  Other long-term debt...................     10,616      10,543        7,951
  Postretirement benefits other than
   pensions..............................     83,297      82,630       80,959
  Retirement benefit plans...............     30,963      30,963        7,072
                                           ---------   ---------    ---------
    Total long-term liabilities..........    174,209     173,469      151,982
                                           ---------   ---------    ---------
  Commitments and contingencies (see note
   titled Commitments and Contingencies)
Shareholders' equity:
  Preferred stock, $1 par value,
   2,000,000 shares authorized, no shares
   issued................................
  Common stock, $1 par value, 20,000,000
   shares authorized, 5,553,682,
   5,406,387, and 5,357,870 shares issued
   in 1994 (unaudited), 1993 and 1992,
   respectively..........................      5,554       5,406        5,358
  Additional paid-in capital.............     50,658      48,344       47,679
  Retained earnings......................     54,346      50,748       44,489
  Minimum pension liability adjustment...    (21,295)    (21,295)      (8,231)
                                           ---------   ---------    ---------
    Total shareholders' equity...........     89,263      83,203       89,295
                                           ---------   ---------    ---------
                                           $ 339,406   $ 333,869    $ 300,702
                                           =========   =========    =========

    The accompanying notes are an integral part of this financial statement.

                            ACME METALS INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                         FOR THE QUARTERS ENDED           FOR THE YEARS ENDED
                         ----------------------- --------------------------------------
                          MARCH 27,   MARCH 28,  DECEMBER 26, DECEMBER 27, DECEMBER 29,
                            1994        1993         1993         1992         1991
                         ----------- ----------- ------------ ------------ ------------
                         (UNAUDITED) (UNAUDITED)
Cash flows from
 operating activities:
  Net income (loss).....   $ 3,598     $   114     $  6,259     $(53,172)    $ (2,318)
  Adjustments to
   reconcile net income
   (loss) to net cash
   provided by (used
   for) operating
   activities:
    Depreciation........     3,930       3,849       15,234       14,705       14,224
    Deferred income
     taxes..............                             (1,629)      (1,848)       1,049
    Cumulative effect of
     changes in
     accounting
     principles.........                                          50,323
    Gain on sale of
     assets.............                                          (1,047)
    Nonrecurring charge.                              1,925
    Investment in
     associated company.                               (596)
    Change in current
     assets and
     liabilities:
      Receivables.......      (609)     (6,797)     (11,388)       1,403          741
      Inventories.......     3,326         833       (8,379)       1,698        7,922
      Accounts payable..    (3,529)       (101)       6,815        4,843       (2,242)
      Other current
       accounts.........     2,124       1,083        7,826        3,170       (2,475)
    Other, net..........     1,331         950          (26)       3,943        4,820
                           -------     -------     --------     --------     --------
  Net cash provided by
   (used for) operating
   activities...........    10,171         (69)      16,041       24,018       21,721
                           -------     -------     --------     --------     --------
Cash flows from
 investing activities:
  Capital expenditures..    (1,842)     (1,755)     (11,749)      (7,557)     (10,611)
  Proceeds from sales of
   assets...............                                             995
                           -------     -------     --------     --------     --------
  Net cash used for
   investing activities.    (1,842)     (1,755)     (11,749)      (6,562)     (10,611)
                           -------     -------     --------     --------     --------
Cash flows from
 financing activities:
  Payment of long-term
   debt.................                             (3,500)
  Purchase of common
   stock for treasury...                                             (79)        (462)
  Other.................       (94)        (32)         428          113           19
  Proceeds from the
   exercise of stock
   options..............     2,258
                           -------     -------     --------     --------     --------
  Net cash provided by
   (used for) financing
   activities...........     2,164         (32)      (3,072)          34         (443)
                           -------     -------     --------     --------     --------
  Net increase
   (decrease) in cash
   and cash equivalents.    10,493      (1,856)       1,220       17,490       10,667
  Cash and cash
   equivalents at
   beginning of year....    50,444      49,224       49,224       31,734       21,067
                           -------     -------     --------     --------     --------
  Cash and cash
   equivalents at end of
   year.................   $60,937     $47,368     $ 50,444     $ 49,224     $ 31,734
                           =======     =======     ========     ========     ========

    The accompanying notes are an integral part of this financial statement.

                            ACME METALS INCORPORATED

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                 (IN THOUSANDS)

                               COMMON
                               STOCK,  ADDITIONAL            MINIMUM
                               $1 PAR   PAID-IN   RETAINED   PENSION   TREASURY
                               VALUE    CAPITAL   EARNINGS  LIABILITY   STOCK
                               ------  ---------- --------  ---------  --------
BALANCE--DECEMBER 30, 1990.... $5,948   $46,813   $115,281  $      0   $(15,312)
  Net loss....................                      (2,318)
  Stock plans--issuance of
   shares.....................     61       646
  Tax benefit arising from
   stock plan transactions....                7
  Purchase of common stock for
   treasury...................                                             (462)
                               ------   -------   --------  --------   --------
BALANCE--DECEMBER 29, 1991....  6,009    47,466    112,963         0    (15,774)
                               ------   -------   --------  --------   --------
  Net loss....................                     (53,172)
  Stock plans--issuance of
   shares.....................      7       191
  Tax benefit arising from
   stock plan transactions....               22
  Purchase of common stock for
   treasury...................                                              (79)
  Redemption of stock rights..                        (107)
  Retirement of treasury
   stock......................   (658)             (15,195)              15,853
  Minimum pension liability...                                (8,231)
                               ------   -------   --------  --------   --------
BALANCE--DECEMBER 27, 1992....  5,358    47,679     44,489    (8,231)         0
                               ------   -------   --------  --------   --------
  Net income..................                       6,259
  Stock plans--issuance of
   shares.....................     48       635
  Tax benefit arising from
   stock plan transactions....               30
  Minimum pension liability...                               (13,064)
                               ------   -------   --------  --------   --------
BALANCE--DECEMBER 26, 1993.... $5,406   $48,344   $ 50,748  $(21,295)  $      0
                               ------   -------   --------  --------   --------
  Net income (unaudited)......                       3,598
  Stock plans--issuance of
   shares (unaudited).........    148     2,314
                               ------   -------   --------  --------   --------
BALANCE--MARCH 27, 1994
 (UNAUDITED).................. $5,554   $50,658   $ 54,346  $(21,295)  $      0
                               ======   =======   ========  ========   ========



    The accompanying notes are an integral part of this financial statement.

                            ACME METALS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (AMOUNTS AND DISCLOSURES FOR THE THREE MONTHS ENDED MARCH 27, 1994 AND MARCH
                            28, 1993 ARE UNAUDITED)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Principles of Consolidation

  The consolidated financial statements include the accounts of Acme Metals Incorporated (the Company) and its majority-owned subsidiaries. Investments in mining ventures are accounted for by the equity method. All intercompany transactions have been eliminated.

  The Company's fiscal year ends on the last Sunday in December.

 Interim Financial Data

  The interim financial data is unaudited; however, in the opinion of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim period.

 Inventories

  Inventories are stated at the lower of cost or market. The primary method used to determine inventory costs is the last-in, first-out (LIFO) method.

 Property, Plant and Equipment and Depreciation

  Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed principally on a straight-line basis over the estimated useful lives of the assets. Expenditures for maintenance, repairs and minor renewals and betterments are charged to expense as incurred. Furnace relines and major renewals and betterments are capitalized.

  Upon disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts, and the resulting gain or loss is recognized.

  The Company from time to time reviews the carrying value of certain of its assets and recognizes impairments when appropriate.

 Retirement Benefit Plans

  Pension costs include service cost, interest cost, return on plan assets and amortization of the unrecognized initial net asset. The Company's policy is to fund not less than the minimum funding required under ERISA.

  The Company has postretirement health care and life insurance plans. The provision for postretirement costs in 1991 includes current costs, amortization of prior service costs over periods not exceeding twenty-five years and interest on the accrued liability. The provisions for postretirement costs in 1993 and 1992 were determined pursuant to the provisions of Statement of Financial Accounting Standards (FAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Under this statement, the annual expense represents a combination of interest and service cost provisions of the annual accrual. The postretirement benefits are not funded.

 Income Taxes

  The credit for deferred income taxes in 1993 and 1992 was determined pursuant to the provisions of FAS No. 109, "Accounting for Income Taxes." Under this statement, the provision for deferred income taxes represents the tax effect of temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. In 1991, the provision for deferred income taxes represents the tax effect of differences in the timing of income and expense recognition for tax and financial reporting purposes.

                            ACME METALS INCORPORATED

  (AMOUNTS AND DISCLOSURES FOR THE THREE MONTHS ENDED MARCH 27, 1994 AND MARCH
                            28, 1993 ARE UNAUDITED)
 Per Share Data

  Amounts per common share are based on the weighted average number of common and dilutive common equivalent shares outstanding of 5,662,670 and 5,404,013 in the first quarters of 1994 (unaudited) and 1993 (unaudited), respectively; 5,439,784 in 1993, 5,396,311 in 1992 and 5,373,564 in 1991.

 Consolidated Statements of Cash Flows

  For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

 Reclassifications

  Certain prior year amounts have been reclassified to conform to the current year presentation.

RESTRUCTURING CHARGE:

  During 1992, the Company substantially completed its program to reduce its salaried work force by 10% which was completed during 1993. Voluntary retirement offers, which included an increased pension benefit and extra vacation pay, were extended to a number of employees for a limited period of time. Other employees were terminated with severance pay. The pre-tax reserve of $2.7 million established by the Company included $1.1 million related to the increased pension benefits and acceleration of the payment of pension benefits, a special postretirement termination charge of $1.3 million, a postretirement plan curtailment gain of $0.4 million and $0.7 million related to increased vacation benefits, severance pay and a reserve for contingencies related to the program.

NONRECURRING CHARGE:

  The Company recorded a $1.9 million nonrecurring charge in 1993 including $1.3 million in connection with a decision made during the year to permanently idle Acme Steel Company's No. 3 Hot Strip Mill and Billet Mill and a $0.6 million charge to close Acme Packaging Corporation's Pittsburg-East facility in California and the elimination of a strapping line at its New Britain, Connecticut facility following a determination made during the year to consolidate production facilities and eliminate unprofitable lines.

UNUSUAL INCOME ITEM:

  In 1993, the Company recorded a benefit in connection with its investment in Wabush Iron Company (WabIron). As a result of the finalization of a plan of reorganization for LTV Steel Company Inc., a former participant in WabIron, the Company was awarded $1.2 million (market value) of LTV securities in a settlement of a bankruptcy claim filed by all of the participants in the Wabush Mines Project joint venture.

  During 1992, the Company sold all of its interests in certain coal producing property located in West Virginia. This transaction added approximately $1 million of pre-tax income to 1992 results.

  In 1991, the Company recorded a benefit from an unusual item related to the assignment of its rights in claims allowed in the LTV Steel Company, Inc. bankruptcy to a third party. This transaction added $1.2 million of pre-tax income to 1991 results.

                            ACME METALS INCORPORATED

  (AMOUNTS AND DISCLOSURES FOR THE THREE MONTHS ENDED MARCH 27, 1994 AND MARCH
                            28, 1993 ARE UNAUDITED)

INVENTORIES:

  Inventories are summarized as follows:

                                            MARCH 27,  DECEMBER 26, DECEMBER 27,
                                              1994         1993         1992
                                           ----------- ------------ ------------
                                           (UNAUDITED)
                                                      (IN THOUSANDS)
Raw materials                                $ 4,270     $ 6,201      $ 4,594
Semi-finished and finished products.......    31,180      32,364       26,540
Supplies..................................     9,091       9,302        8,354
                                             -------     -------      -------
                                             $44,541     $47,867      $39,488
                                             =======     =======      =======

  On December 26, 1993 and December 27, 1992, inventories valued on the LIFO method were less than the current costs of such inventories by $57.4 million and $55.4 million, respectively.

  In 1992, inventory quantities decreased from the prior year, the effect of which decreased cost of products sold and net loss by $0.4 million and $0.2 million, respectively.

PROPERTY, PLANT AND EQUIPMENT:

  Property, plant and equipment consisted of the following:

                                              MARCH 27,  DECEMBER   DECEMBER 27,
                                                1994     26, 1993       1992
                                             ----------- ---------  ------------
                                             (UNAUDITED)
                                                       (IN THOUSANDS)
Land........................................  $   3,786  $   3,786   $   3,786
Buildings...................................     49,122     49,578      48,530
Equipment...................................    352,630    352,306     349,494
Construction in progress....................      4,508      2,886       3,874
                                              ---------  ---------   ---------
                                                410,046    408,556     405,684
Less accumulated depreciation...............   (296,715)  (293,017)   (284,995)
                                              ---------  ---------   ---------
                                              $ 113,331  $ 115,539   $ 120,689
                                              =========  =========   =========

  The difference between depreciation expense presented in the Consolidated Statements of Cash Flows and the Consolidated Statements of Operations represents that portion of depreciation expense that is classified in selling and administrative expense on the Consolidated Statements of Operations.

RETIREMENT BENEFIT PLANS:

  The Company has various retirement benefit plans covering substantially all salaried and hourly employees. Certain salaried employees with one full calendar quarter of service are eligible to participate in the Company's defined contribution plan and employee stock ownership plan (ESOP). Company contributions to the defined contribution plan and employee stock ownership plan are based upon 7.5% and 3.5% (the ESOP contribution was reduced from 6.5% to 3.5% in the second quarter of 1993), respectively, of eligible compensation. Amounts charged to operations under these plans were $3.4 million in 1993, $4.1 million in 1992 and $3.6 million in 1991.

  Salaried employees who joined the Company prior to December 31, 1981 and certain hourly employees participate in defined benefit retirement plans which provide benefits based upon either years of service and final average pay or fixed amounts for each year of service.

                            ACME METALS INCORPORATED

  (AMOUNTS AND DISCLOSURES FOR THE THREE MONTHS ENDED MARCH 27, 1994 AND MARCH
                            28, 1993 ARE UNAUDITED)

  The net defined benefit pension credit (cost) included the following components:

                                               1993         1992        1991
                                             --------  -------------- --------
                                                       (IN THOUSANDS)
Service cost................................ $ (1,852)    $ (1,979)   $ (1,984)
Interest cost on projected benefit
 obligation.................................  (14,526)     (14,231)    (13,923)
Actual return on plan assets................   16,094        9,715      28,085
Net amortization and deferral...............                 7,662     (12,157)
                                             --------     --------    --------
Net pension credit (cost)................... $   (284)    $  1,167    $     21
                                             ========     ========    ========

  Pension plan curtailment losses of $1.1 million are included in the 1992 restructuring charge.

  Actuarial assumptions used to calculate the net defined benefit pension credit (cost) were:

                                                               1993  1992  1991
                                                               ----- ----- -----
Weighted average discount rate................................  8.5%  8.5%    9%
Increase in future compensation levels........................    5%    5%    5%
Expected rate of return on plan assets........................ 9.75% 9.75% 9.75%

  The following table sets forth the funded status of the Company's defined benefit retirement plans and amounts recognized in the balance sheet.

                                    1993                   1992
                           ---------------------- ----------------------
                           UNDERFUNDED OVERFUNDED UNDERFUNDED OVERFUNDED
                              PLANS      PLANS       PLANS      PLANS
                           ----------- ---------- ----------- ----------
                                          (IN THOUSANDS)
Actuarial present value
 of benefit obligations:
  Accumulated benefit
   obligation, including
   vested benefits of
   $182,993 in 1993 and
   $155,815 in 1992......   $189,939     $9,648    $138,372    $33,635
  Effect of increase in
   future compensation
   levels................      4,419        709       4,525        725
                            --------     ------    --------    -------
  Projected benefit
   obligation for service
   rendered to date......    194,358     10,357     142,897     34,360
Plan assets at fair
 value, primarily U.S.
 government bonds and
 notes and common stock
 of publicly traded
 companies...............    158,975      9,860     131,300     37,258
Unrecognized net loss
 from past experience
 different from that
 assumed and effects of
 changes in assumptions..     51,465      2,461      29,367      4,503
Prior service cost not
 yet recognized in net
 periodic pension cost...      5,539                  1,440        192
Unrecognized net asset at
 December 30, 1985 being
 recognized over 15
 years...................    (12,879)      (604)    (11,773)    (3,637)
Minimum pension liability
 adjustment..............    (39,705)               (14,509)
                            --------     ------    --------    -------
Prepaid (accrued) pension
 cost....................   $(30,963)    $1,360    $ (7,072)   $ 3,956
                            ========     ======    ========    =======

                            ACME METALS INCORPORATED

  (AMOUNTS AND DISCLOSURES FOR THE THREE MONTHS ENDED MARCH 27, 1994 AND MARCH
                            28, 1993 ARE UNAUDITED)
  In accordance with FAS No. 87, the Company has recorded an adjustment, as shown in the table above, to recognize a minimum pension liability relating to certain underfunded pension plans. The additional $25.2 million adjustment arose at the end of 1993 primarily as a result of a lowering of the discount rate to 7.5 percent from 8.5 percent. Accordingly, for pension plans with accumulated benefits in excess of the fair value of plan assets at December 26, 1993, the accompanying consolidated balance sheets include an additional long-term pension liability of $40.1 million, a long-term intangible asset of $5.8 million and a charge to shareholders' equity of $21.3 million, net of a deferred tax benefit, representing the excess of the additional long-term liability over unrecognized prior service cost.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:

  The Company and its subsidiaries sponsor several unfunded defined benefit postretirement plans that provide medical, dental, and life insurance for retirees and eligible dependents.

  In 1993 and 1992 the cost for all plans, calculated pursuant to FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" amounted to $7.9 million and $7.8 million, respectively. The cost in 1991, which was calculated under the previous accounting method, totalled $6.4 million.

  The net periodic postretirement benefit cost for 1993 and 1992, net of retiree contributions of approximately 10% of costs, included the following components:

                                                                 1993    1992
                                                                ------  ------
                                                                     (IN
                                                                 THOUSANDS)
      Service cost--benefits attributed to service during the
       period.................................................. $1,185  $1,109
      Interest cost on accumulated postretirement benefit
       obligation..............................................  6,743   6,708
      Net amortization and deferral............................    (64)
                                                                ------  ------
      Net periodic postretirement benefit cost................. $7,864  $7,817
                                                                ======  ======

  The following table sets forth the plans' combined status at December 26, 1993 and December 27, 1992:

                                                                1993     1992
                                                               -------  -------
                                                               (IN THOUSANDS)
      Accumulated postretirement benefit obligation:
        Retirees.............................................. $55,687  $57,685
        Fully eligible active plan participants...............   9,675    6,751
        Other active plan participants........................  25,619   20,983
                                                               -------  -------
                                                                90,981   85,419
        Unrecognized net gain and prior service cost..........  (3,036)     (10)
                                                               -------  -------
        Accrued postretirement benefit cost................... $87,945  $85,409
                                                               =======  =======

  The accrued postretirement obligation was determined by application of the terms of medical, dental, and life insurance plans, together with relevant actuarial assumptions and health care cost trend rates projected at annual rates ranging ratably from 12 percent in 1992 to 5 percent through 1999. The effect of a 1 percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation by approximately $10.9 million; the annual service costs would increase by approximately $1.2 million. The obligation for postretirement benefits was remeasured as of January 1, 1994 using a 7.5% discount rate, as compared to the 8.5% discount rate used for the January 1, 1993 valuation.

                            ACME METALS INCORPORATED

  (AMOUNTS AND DISCLOSURES FOR THE THREE MONTHS ENDED MARCH 27, 1994 AND MARCH
                            28, 1993 ARE UNAUDITED)
  The reduction in the discount rate contributed to a net increase in the obligation of approximately $5 million. As the measurement of net periodic postretirement benefit cost is based on beginning of the year assumptions, the higher revalued obligation at the end of fiscal 1993 did not have any impact on the expense recorded for 1993.

  In accordance with the new labor agreement with the hourly workers effective January 1, 1994, individuals retiring on or after January 1, 1993 will be covered by a new managed care medical plan (PPO). This new plan is expected to help control future medical costs to be paid by the Company.

POSTEMPLOYMENT BENEFITS:

  In November 1992, the Financial Accounting Standards Board issued Statement No. 112, "Employers' Accounting for Postemployment Benefits," which requires accrual basis accounting for postemployment benefits, and must be adopted not later than fiscal 1994. Postemployment benefits include all benefits paid after employment but before retirement, such as layoff and disability benefits. The Company has not yet determined the impact, if any, or the timing of this change on the financial statements.

ACCRUED EXPENSES:

  Included in the Consolidated Balance Sheets caption accrued expenses are the following:

                                   MARCH 27,  DECEMBER 26, DECEMBER 27,
                                     1994         1993         1992
                                  ----------- ------------ ------------
                                  (UNAUDITED)
                                             (IN THOUSANDS)
Accrued salaries and wages.......   $14,184     $16,235      $11,177
Accrued postretirement health
 care and life insurance.........     5,328       5,328        4,450
Accrued taxes other than income
 taxes...........................     4,446       4,970        4,736
Other current liabilities........    12,024       7,556        8,278
                                    -------     -------      -------
                                    $35,982     $34,089      $28,641
                                    =======     =======      =======

INVESTMENTS IN ASSOCIATED COMPANIES

  The Company has a 31.7 percent interest in an iron ore mining venture. In 1993, 1992 and 1991, the Company made iron ore purchases of $18.3 million, $21.7 million, and $26.8 million, respectively, from the venture. At December 26, 1993, $4.2 million was owed to the venture for iron ore purchases; amounts owed to the venture for such ore purchases were $3.6 million at December 27, 1992.

  The Company has a 37% interest in Olga Coal Company. In 1987, Olga Coal Company filed for protection under Chapter 11 of the U.S. Bankruptcy Act and the coal mining operation was idled. The coal mining investment is carried at no value in the Consolidated Balance Sheets.

INCOME TAXES:

  The provision (credit) for taxes consisted of the following:

                                               1993     1992     1991
                                              -------  -------  -------
                                                  (IN THOUSANDS)
Taxes on income:
  Current:
    Federal.................................. $ 5,399  $    62  $(1,781)
    State....................................     403      113       --
                                              -------  -------  -------
                                                5,802      175   (1,781)
    Deferred.................................  (1,629)  (1,848)   1,049
                                              -------  -------  -------
                                              $ 4,173  $(1,673) $  (732)
                                              =======  =======  =======

                            ACME METALS INCORPORATED

  (AMOUNTS AND DISCLOSURES FOR THE THREE MONTHS ENDED MARCH 27, 1994 AND MARCH
                            28, 1993 ARE UNAUDITED)
  In 1992, the Company adopted FAS No. 109, "Accounting for Income Taxes," and reported the cumulative effect of the change in the method of accounting for income taxes as of the beginning of the 1992 fiscal year in the consolidated statements of operations. The cumulative effect of the change in accounting for income taxes increased the 1992 net loss by $8.1 million or $1.50 per share and was reported separately in the consolidated statements of operations for the year ended December 27, 1992. The change in accounting for income taxes increased the credit for taxes in 1992 by $0.9 million.

  Significant components of the Company's deferred tax liabilities and assets at December 26, 1993 and December 27, 1992 are summarized below.

                           LIABILITIES                        1993    1992
                           -----------                       ------- -------
                                                             (IN THOUSANDS)
      Property, plant and equipment......................... $21,319 $21,535
                                                             ------- -------
      Gross deferred tax liabilities........................  21,319  21,535
                                                             ------- -------
                              ASSETS
                              ------
      Postretirement benefits other than pensions...........  34,381  32,222
      Inventory.............................................   4,313   3,185
      Reserves..............................................     670     426
      Pensions..............................................   8,620     565
      Other employee benefits...............................   2,712   2,039
      Other assets..........................................     910     736
      Miscellaneous.........................................     310     236
      Alternative minimum tax credits.......................   1,496   3,005
      Other.................................................      90     726
                                                             ------- -------
      Gross deferred tax assets.............................  53,502  43,140
                                                             ------- -------
      Net deferred tax asset................................ $32,183 $21,605
                                                             ======= =======

  The Company believes it is more likely than not to realize the net deferred tax asset and accordingly no valuation allowance has been provided. This conclusion is based on, (i) reversing deductible temporary differences (excluding postretirement amounts) being offset by reversing taxable temporary differences, (ii) the extremely long period that is available to realize the future tax benefits associated with the postretirement related deductible temporary differences and, (iii) the Company's expected future profitability.

  In 1993 and 1992, the change in the deferred income tax liability primarily represents the effect of changes in the amounts of temporary differences from December 27, 1992 to December 26, 1993 and December 29, 1991 to December 27, 1992, respectively. For 1991, the deferred income tax liability results from timing differences, created principally by the use of accelerated tax depreciation, in the recognition of income and expense for tax and financial reporting purposes.

  The Company's federal tax liability is the greater of its regular tax or alternative minimum tax. At December 26, 1993, the Company had available alternative minimum tax credits of $1.5 million. This amount can be carried forward indefinitely and utilized as a tax credit to reduce, to a certain extent, regular tax liabilities of future years.

                            ACME METALS INCORPORATED

  (AMOUNTS AND DISCLOSURES FOR THE THREE MONTHS ENDED MARCH 27, 1994 AND MARCH
                            28, 1993 ARE UNAUDITED)

  The effective income tax rates for 1993, 1992 and 1991 are reconciled to the federal statutory tax rate in the following table:

                                                           1993  1992    1991
                                                           ----  -----   -----
Statutory federal income tax rate......................... 34.0% (34.0)% (34.0)%
Change in tax rate due to:
  Federal surtax..........................................  1.9    --      --
  Depreciation............................................  --     --      5.1
  Reorganization and restructuring costs..................  --     1.7     3.9
  State taxes--net of federal tax effect..................  4.7     .8    (2.0)
  Reserves no longer required.............................  --    (6.4)    --
  Penalties...............................................   .6    2.3     --
  Other--net.............................................. (1.2)  (1.4)    3.0
                                                           ----  -----   -----
                                                           40.0% (37.0)% (24.0)%
                                                           ====  =====   =====

  There are currently certain federal tax matters that, upon resolution, could enable the Company to carryback its entire 1986 net operating loss.

  For the first quarter of 1994 (unaudited) and 1993 (unaudited), cash flows were reduced by $2.1 million and $0.4 million for payment of income taxes. In 1993, cash flows were reduced by $4.5 million resulting from income tax payments of $5.0 million and income tax refunds of $0.5 million in connection with net operating loss carryback claims. In 1992, cash flows were increased by $4.8 million resulting from $6.0 million of income tax refunds in connection with net operating loss carryback claims and income tax payments of $1.2 million. No cash payments for income taxes were made in 1991.

LONG-TERM DEBT AND REVOLVING CREDIT AGREEMENT:

  The Company's long-term debt at March 27, 1994 (unaudited), December 26, 1993 and December 27, 1992 is summarized as follows:

                                           MARCH 27,  DECEMBER 26, DECEMBER 27,
                                             1994         1993         1992
                                          ----------- ------------ ------------
                                          (UNAUDITED)
                                                     (IN THOUSANDS)
Senior notes, 9.35%, due 1994-1999.......   $50,000     $50,000      $50,000
Note payable, 6.50% to 6.75%, due 1998-
 2008....................................     6,000       6,000        9,500
                                            -------     -------      -------
                                             56,000      56,000       59,500
Less current portion.....................     6,667       6,667        3,500
                                            -------     -------      -------
                                            $49,333     $49,333      $56,000
                                            =======     =======      =======

  The maturities during the five years ending December 27, 1998 are $6.7 million in 1994 and 1995, $16.7 million in 1996, $6.7 million in 1997 and $7.2 million in 1998. Cash flows from operating activities were reduced by cash paid for interest on debt by $5.2 million in 1993 and $5.6 million in 1992 and 1991.

  The Company has a revolving credit agreement with a group of banks which provides aggregate commitments of $60 million. At December 26, 1993 and December 27, 1992, no amounts were outstanding under the credit agreement. The Company pays an annual commitment fee ranging from three-eighths to one-half percent on the unused portion of the credit line. The credit agreement includes a covenant that restricts the payment of dividends. At December 26, 1993, retained earnings available for the payment of dividends amounted to $10 million.

                            ACME METALS INCORPORATED

  (AMOUNTS AND DISCLOSURES FOR THE THREE MONTHS ENDED MARCH 27, 1994 AND MARCH
                            28, 1993 ARE UNAUDITED)

FAIR VALUE OF FINANCIAL INSTRUMENTS

 Cash and Short-term Investments

  The carrying amount approximates fair value because of the short maturity of those instruments.

 Long-term Debt

  The fair value of the Company's long-term debt is estimated by calculating the present value of the remaining interest and principal payments on the debt to maturity. The present value computation uses a discount rate equal to the prime rate at the end of the reporting period plus or minus the spread between the prime rate and the rate negotiated on the debt at the inception of the loan.

                            MARCH 27, 1994   DECEMBER 26, 1993 DECEMBER 27, 1992
                           ----------------- ----------------- -----------------
                              (UNAUDITED)
                                              (IN THOUSANDS)
                           CARRYING   FAIR   CARRYING   FAIR   CARRYING   FAIR
                            AMOUNT   VALUE    AMOUNT   VALUE    AMOUNT   VALUE
                           -------- -------- -------- -------- -------- --------
Cash and cash
 equivalents.............  $ 60,937 $ 60,937 $ 50,444 $ 50,444 $ 49,224 $ 49,224
Long-term debt
 . Senior notes, 9.35%,
  due 1994-1999..........    50,000   52,211   50,000   56,130   50,000   57,992
 . Note payable, 6.50% to
  6.75%, due 1998-2008...     6,000    6,878    6,000    7,021    9,500   10,524
                           -------- -------- -------- -------- -------- --------
                           $116,937 $120,026 $106,444 $113,595 $108,724 $117,740
                           ======== ======== ======== ======== ======== ========

COMMON STOCK:

  The Company has a stock incentive program which provides, among other benefits, for the granting of stock options and stock awards to officers and key employees. Stock options for the Company's common stock are granted at prices not less than the market price at date of grant and no option may be exercised more than ten years from the grant date.

  Information regarding stock options is summarized below:

                                                        OPTION      PER SHARE
                                                        SHARES    OPTION PRICE
                                                       --------  ---------------
OUTSTANDING AT DECEMBER 30, 1990......................  382,475  $ 8.375-$24.25
  Granted.............................................  198,500  $13.563
  Exercised...........................................   (2,250) $ 8.375
  Canceled............................................  (18,700) $ 8.375-$24.25
                                                       --------
OUTSTANDING AT DECEMBER 29, 1991......................  560,025  $ 8.375-$24.25
  Granted.............................................   58,000  $18.75
  Exercised...........................................  (10,100) $ 8.375-$15.625
  Canceled............................................  (30,950) $13.563-$24.25
                                                       --------
OUTSTANDING AT DECEMBER 27, 1992......................  576,975
  Granted.............................................   88,500  $14.50
  Exercised...........................................  (39,450) $ 8.375-$17.00
  Canceled............................................  (17,675) $13.563-$24.25
                                                       --------
OUTSTANDING AT DECEMBER 26, 1993......................  608,350
  Granted (unaudited).................................      --
  Exercised (unaudited)............................... (138,650) $ 8.375-$24.25
  Canceled (unaudited)................................   (4,550) $17.875-$24.25
                                                       --------
OUTSTANDING AT MARCH 27, 1994 (unaudited).............  465,150
                                                       ========

                            ACME METALS INCORPORATED

  (AMOUNTS AND DISCLOSURES FOR THE THREE MONTHS ENDED MARCH 27, 1994 AND MARCH
                            28, 1993 ARE UNAUDITED)
  At March 27, 1994 (unaudited), 352,150 options were exercisable; at December 26, 1993, 490,850 options were exercisable; at December 27, 1992, 447,650 options were exercisable.

  Stock awards granted in 1994 (unaudited) totaled 13,000 at a value of either $22.88 or $23.19 per share depending on the start date. Stock awards granted in 1993 totaled 15,400 shares at a value of either $16.00 or $16.75 per share depending on the grant date. Stock awards granted in 1992 totaled 18,650 shares at a value of either $15.00 or $18.75 per share depending on the grant date. Stock awards granted in 1991 totaled 60,900 shares at a value of either $11.75 or $13.563 per share depending on the grant date.

COMMITMENTS AND CONTINGENCIES:

  The Company's interest in an iron ore mining joint venture requires payment of its proportionate share of all fixed operating costs, regardless of the quantity of ore received, plus the variable operating costs of minimum ore production for the Company's account. Normally, the Company reimburses the joint venture for these costs through its purchase of ore at the higher of cost or market prices. During 1993, the Company obtained approximately 56% of its iron ore needs from the joint venture and purchases during 1993 generally approximated market prices.

  The Company is subject to various federal, state and local environmental statutes and regulations which provide a comprehensive program for controlling the release of materials into the environment and require responsible parties to remediate certain waste disposal sites. In addition, various health and safety statutes and regulations apply to the work-place environment. Administrative, civil and criminal penalties may be applicable for failure to comply with these laws.

  These environmental laws and regulations are subject to periodic revision and modification. The United States Congress, by example, has recently completed a major overhaul of the federal Clean Air Act which is a major component of the federal environmental statutes affecting the Company's operations. Additionally, the U.S. EPA and the eight Great Lakes States are currently developing guidelines for discharge standards in the Great Lakes basin. These guidelines, when issued, are expected to require substantially more stringent limitations than currently in effect for discharges into the Great Lakes basin.

  From time to time, the Company is also involved in administrative proceedings involving the issuance, or renewal, of environmental permits relating to the conduct of its business. The final issuance of these permits to date has been resolved on terms satisfactory to the Company; and, in the future, the Company expects such permits will similarly be resolved on satisfactory terms. However, if the Company is not successful in obtaining certain variances and revised regulatory standards for water discharges from its coke and blast furnace facilities through administrative proceedings as expected, it may be subject to civil penalties. The Company does not currently have sufficient information to estimate its potential liabilities, if any, should such actions occur. If the above matters are not resolved through administrative procedures, the Company could achieve compliance through capital expenditures approximating $10 million in the aggregate, with annual estimated operating costs of approximately $.6 million.

  Management believes it will be required to make further substantial expenditures for pollution abatement facilities in future years because of the continuous revision of these regulatory and statutory requirements. The Company anticipates making capital expenditures for environmental projects of approximately $6 million in 1994 and $7 million in 1995 to maintain compliance with current environmental laws. While such expenditures in future years may be substantial, management does not presently expect they will have a material adverse effect on the Company's future ability to compete within its markets.

  In those cases where the Company or its subsidiaries have been identified as a Potentially Responsible Party ("PRP") or are otherwise made aware of a possible exposure to incur costs associated with an environmental matter, management determines (i) whether, in fact, the Company or its subsidiaries have been properly named or are otherwise obligated, (ii) the extent to which the Company or its subsidiaries may be responsible for costs associated with the site in question, (iii) an assessment as to whether another party may be responsible under various indemnification agreements the Company or its subsidiaries are parties to, and

                            ACME METALS INCORPORATED

  (AMOUNTS AND DISCLOSURES FOR THE THREE MONTHS ENDED MARCH 27, 1994 AND MARCH
                            28, 1993 ARE UNAUDITED)
(iv) an estimate, if one can be made, of the costs associated with the clean-up efforts or settlement costs that are the responsibility of the Company or its subsidiaries. It is the Company's policy to make provisions for environmental clean-up costs at the time that a reasonable estimate can be made. Certain of the Company's operating subsidiaries have been named as PRPs at eleven Superfund sites. Company investigations have evidenced that in all of these cases, either the subsidiary had not disposed of waste materials and was therefore not properly named a PRP, or that the subsidiary's proportion of materials disposed at such sites was of sufficiently small volume to qualify the subsidiary as a de minimis contributor. The de minimis status has been confirmed at essentially all of the applicable sites. The Company believes, based on all currently available information, that the total costs related to the eleven Superfund sites will not be material to the Company's financial position or its results of operations.

  At March 27, 1994 (unaudited), the Company had recorded reserves of less than $0.3 million for environmental clean-up matters. While it is not possible to predict the ultimate costs of resolving environmental related issues facing the Company or its subsidiaries, based upon information currently available, they are currently not expected to have a material effect on the consolidated financial condition of the Company.

  In connection with the spin-off from The Interlake Corporation (Interlake) on May 29, 1986, Acme Steel Company (a subsidiary of the Company) entered into certain indemnification agreements with Interlake. Pursuant to the terms of the indemnification agreements, Interlake undertook to defend, indemnify and hold Acme Steel Company harmless from any claims, as defined, relating to Acme Steel Company operations or predecessor operations occurring before May 29, 1986, the inception of Acme Steel Company. The indemnification agreements cover certain environmental matters including certain litigation and Superfund sites in Duluth, Minnesota and Gary, Indiana for which either Interlake or Acme Steel Company's predecessor operations have been named as defendents or PRPs, as applicable. To date, Interlake has met its obligations under the indemnification agreements and has provided the defense and paid all costs related to these environmental matters. The Company does not have sufficient information to determine the potential liability, if any, for the matters covered by the indemnification agreements in the event Interlake fails to meet its obligations thereunder in the future. In the event that Interlake, for any reason, were unable to fulfill its obligations under the indemnification agreements, the Company could have increased future obligations which could be significant.

  Also in connection with the spin-off from Interlake, Acme Steel Company entered into a Tax Indemnification Agreement (TIA) which generally provides for Interlake to indemnify Acme Steel Company for certain tax matters. While certain issues have been negotiated and settled between the Company, Interlake and the Internal Revenue Service, certain significant issues for the tax years beginning in 1982 through 1986 remain unresolved.

  On March 17, 1994, Acme Steel Company received a Statutory Notice of Deficiency (Notice) in the amount of $16.9 million in tax as a result of the Internal Revenue Service's examination of the 1982-1984 tax years. Should the government sustain its position as proposed for those unresolved issues and those contained in the Notice, substantial interest would also be due (potentially in an amount greater than the tax claimed). The taxes claimed relate principally to adjustments for which Acme Steel Company is indemnified by Interlake pursuant to the TIA. The Company has adequate reserves to cover that portion which it believes it may be responsible per the TIA. The Company is contesting the unresolved issues and the Notice. In the event that Interlake, for any reason, were unable to fulfill its obligations under the TIA, the Company could have increased future obligations.

BUSINESS SEGMENTS:

  Commencing in 1993, the Company has elected to present its operations in two segments, Steel Making and Steel Fabricating. Prior year amounts have been restated for comparison purposes.

                            ACME METALS INCORPORATED

  (AMOUNTS AND DISCLOSURES FOR THE THREE MONTHS ENDED MARCH 27, 1994 AND MARCH
                            28, 1993 ARE UNAUDITED)

  Steel Making operations include the manufacture of sheet, strip and semifinished steel in low-, mid-, and high-carbon alloy and special grades. Principal markets include agricultural, automotive, industrial equipment, industrial fasteners, welded steel tubing, processor and tool manufacturing industries.

  The Steel Fabricating business segment processes and distributes steel strapping, strapping tools and industrial packaging (Acme Packaging Corporation), welded steel tube (Alpha Tube Corporation) and auto and light truck jacks (Universal Tool & Stamping Company, Inc.). The Steel Fabricating Segment sells to a number of markets.

  All sales between segments are recorded at current market prices. Income from operations consists of total sales less operating expenses. Operating expenses include an allocation of expenses incurred at the Corporate Office that are considered by the Company to be operating expenses of the segments rather than general corporate expenses. Income (loss) from operations does not include other non-operating income or expense, interest income or expense, the cumulative effect of changes in accounting principles, or income taxes. Identifiable assets are those that are associated with each business segment. Corporate assets are principally investments in cash equivalents and deferred income taxes.

  The products and services of the Steel Making and Steel Fabricating segments are distributed through their own respective sales organizations which have sales offices at various locations in the United States. Export sales are insignificant for the years presented.

                              SEGMENT INFORMATION
                                 (IN THOUSANDS)

                          FOR THE QUARTER ENDED           FOR THE YEARS ENDED
                         ----------------------- --------------------------------------------
                          MARCH 27,   MARCH 28,  DECEMBER 26,    DECEMBER 27,    DECEMBER 29,
                            1994        1993         1993            1992            1991
                         ----------- ----------- ------------    ------------    ------------
                         (UNAUDITED) (UNAUDITED)
Net Sales
 Steel Making
   Sales to unaffiliated
    customers...........  $ 53,765    $ 43,974    $ 187,750       $ 145,627       $ 140,877
   Intersegment sales...    30,503      31,159      116,094         114,517         110,184
                          --------    --------    ---------       ---------       ---------
                            84,268      75,133      303,844         260,144         251,061
 Steel Fabricating:
   Sales to unaffiliated
    customers...........    69,795      63,889      269,656         245,935         236,074
   Intersegment sales...       497         415        1,873           1,023              --
                          --------    --------    ---------       ---------       ---------
                            70,292      64,304      271,529         246,958         236,074
   Eliminations.........   (31,000)    (31,574)    (117,967)       (115,540)       (110,184)
                          --------    --------    ---------       ---------       ---------
     Total..............  $123,560    $107,863    $ 457,406       $ 391,562       $ 376,951
                          ========    ========    =========       =========       =========
Income (loss) from
 Operations
 Steel Making...........  $  2,664    $ (1,277)   $     736 (1)   $  (9,264)(3)   $  (4,403)
 Steel Fabricating......     3,843       2,318       11,926 (2)       7,350 (4)       2,561
 Eliminations and
  adjustments...........      (351)       (252)           3            (141)            371
                          --------    --------    ---------       ---------       ---------
                             6,156         789       12,665          (2,055)         (1,471)
                          ========    ========    =========       =========       =========
Identifiable Assets:
 Steel Making...........  $204,338    $180,697    $ 203,366       $ 185,743       $ 171,389
 Steel Fabricating......   110,793     104,016      108,254          94,514          84,100
 Corporate..............    24,275      18,171       22,249          20,445          35,247
                          --------    --------    ---------       ---------       ---------
     Total..............  $339,406    $302,884    $ 333,869       $ 300,702       $ 290,736
                          ========    ========    =========       =========       =========
Depreciation:
 Steel Making...........  $  2,926    $  2,783    $  11,285       $  10,805       $  10,010
 Steel Fabricating......       979       1,040        3,842           3,804           4,124
 Corporate..............        25          26          107              96              90
                          --------    --------    ---------       ---------       ---------
     Total..............  $  3,930    $  3,849    $  15,234       $  14,705       $  14,224
                          ========    ========    =========       =========       =========
Capital Expenditures:
 Steel Making...........  $  1,506    $  1,340    $   9,368       $   5,661       $   8,402
 Steel Fabricating......       332         390        2,283           1,823           2,027
 Corporate..............         4          25           98              73             182
                          --------    --------    ---------       ---------       ---------
     Total..............  $  1,842    $  1,755    $  11,749       $   7,557       $  10,611
                          ========    ========    =========       =========       =========

                            ACME METALS INCORPORATED

  (AMOUNTS AND DISCLOSURES FOR THE THREE MONTHS ENDED MARCH 27, 1994 AND MARCH
                            28, 1993 ARE UNAUDITED)
- --------
(1) Includes a $1.3 million write off of Acme Steel Company's No. 3 Hot Strip Mill and Billet Mill.
(2) Includes a $0.6 million expense to close Acme Packaging's Pittsburg-East facility in California and the write-off of a strapping line at its New Britain, Connecticut facility.
(3) Includes a $2.1 million restructuring charge in connection with a 10% salaried work force reduction plan.
(4) Includes a $0.3 million restructuring charge in connection with a 10% salaried work force reduction plan.

SUBSEQUENT EVENT:

  On March 11, 1994, Acme Metals Incorporated (the "Company") agreed to sell an issue of securities on a private placement basis. Within 160 days of the closing of this transaction (March 28, 1994), the securities will be exercisable for 5,600,000 common shares of the Company (the "Shares"). Conditions for the release of escrowed proceeds include the approval by the Board of Directors of the Company of the construction of a continuous thin slab caster-hot rolled mill, the effectiveness of the registration statement for the Shares and confirmation of the availability of debt financing sufficient for such construction.

  The securities and the underlying common shares have not been registered under the Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States or to a U.S. person, as defined in Regulation S under the Securities Act, absent registration or an applicable exemption from registration requirements.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 No dealer, salesperson or other person has been authorized in connection with the offering made hereby to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, any Guarantor or the Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                                 -------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain Information by Reference.........................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
The Company...............................................................   11
Modernization and Expansion Project.......................................   12
Financing Plan............................................................   19
Special Warrant Offering..................................................   20
Capitalization............................................................   22
Selected Consolidated Financial and Operating Data........................   23
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   24
Business..................................................................   31
Management................................................................   44
Security Ownership of Certain Beneficial Owners and Management............   53
Selling Stockholders......................................................   55
Certain Transactions......................................................   55
Description of Capital Stock..............................................   57
Description of Notes......................................................   60
Legal Matters.............................................................   62
Experts...................................................................   62
Index to Consolidated Financial Statements................................  F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                5,600,000 SHARES

                                      LOGO

                                  COMMON STOCK


                                 -------------
                                   PROSPECTUS
                                        , 1994
                                 -------------




- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses which will be incurred in connection with the offering, other than underwriting discounts. The amounts set forth below are estimated except for the SEC registration fee and the NASD listing fee.

      SEC registration fee.......................................... $43,206.90
      NASD listing fee..............................................  17,500.00
      Transfer Agent's and Registrar's fees.........................     *
      Printing costs................................................     *
      Accounting fees and expenses..................................     *
      Legal fees and expenses (not including Blue Sky)..............     *
      Blue Sky fees and expenses....................................     *
      Miscellaneous expenses........................................     *
                                                                     ----------
          Total..................................................... $    *
                                                                     ==========

- --------
*  To be provided by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. The Company's Certificate of Incorporation and By-laws provide for indemnification of its directors, officers and employees to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Company has Indemnification Agreements with its officers and directors.

ITEM 16. EXHIBITS

  The following exhibits are filed as part of this registration statement:

     EXHIBIT DESCRIPTION
     -------------------
       5.*               Opinion regarding legality
         5.1             Opinion of Coffield Ungaretti & Harris with
                         respect to the legality of the securities being
                         issued
      15.                Letter regarding Unaudited Interim Financial
                         Information
        15.1             Letter of Price Waterhouse
      23.
        23.1             Consent of Price Waterhouse
        23.2*            Consent of Coffield Ungaretti & Harris (included
                         in Exhibit 5)
      24.                Powers of Attorney
        24.1             Powers of Attorney of Directors of Acme Metals
                         Incorporated

- --------
*  To be filed by amendment.

ITEM 17. UNDERTAKINGS

  The Registrant hereby undertakes:

    (1) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for purposes of determining any liability under the Securities Act of 1993, each filing of the Registrant's annual report pursuant to
  Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

    (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (6) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE VILLAGE OF RIVERDALE, STATE OF ILLINOIS, ON THE 10TH DAY OF JUNE, 1994.

                                          Acme Metals Incorporated
                                          (Registrant)

                                                  /s/ Brian W. H. Marsden
                                          By: _________________________________
                                                    Brian W. H. Marsden
                                            Chairman of the Board of Directors
                                                and Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURES                             TITLE                    DATE
             ----------                             -----                    ----
      /s/ Brian W. H. Marsden
- ------------------------------------
        Brian W. H. Marsden          Director, Chairman of the Board of
                                      Directors and Chief Executive
                                      Officer (Principal Executive
                                      Officer)                           June 10, 1994

       /s/ Jerry F. Williams
- ------------------------------------
         Jerry F. Williams           Vice President/Finance and          June 10, 1994
                                      Administration (Principal
                                      Financial Officer and Principal
                                      Accounting Officer)

       /s/ Stephen D. Bennett
- ------------------------------------
         Stephen D. Bennett          Director, President and Chief
                                      Operating Officer (Principal
                                      Operating Officer)                 June 10, 1994

- ------------------------------------
           C.J. Gauthier             Director                            June   , 1994

       /s/ Edward G. Jordan*
- ------------------------------------
          Edward G. Jordan           Director                            June 10, 1994

       /s/ Andrew R. Laidlaw*
- ------------------------------------
         Andrew R. Laidlaw           Director                            June 10, 1994

        /s/ Frank A. LePage*
- ------------------------------------
          Frank A. LePage            Director                            June 10, 1994

     /s/ Reynold C. MacDonald*
- ------------------------------------
        Reynold C. MacDonald         Director                            June 10, 1994

       /s/ Julien L. McCall*
- ------------------------------------
          Julien L. McCall           Director                            June 10, 1994

      /s/ Carol O'Cleireacain*
- ------------------------------------
        Carol O'Cleireacain          Director                            June 10, 1994

       /s/ William P. Sovey*
- ------------------------------------
          William P. Sovey           Director                            June 10, 1994

       /s/ William R. Wilson*
- ------------------------------------
         William R. Wilson           Director                            June 10, 1994

  /s/ Jerry F. Williams
_______________________________
     (Attorney-in-Fact)

*Signed for by the Attorney-in-Fact.

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                             DESCRIPTION                           PAGE
  -------                            -----------                           ----
  5.*      Opinion regarding legality....................................
    5.1    Opinion of Coffield Ungaretti & Harris with respect to the legality of the securities being issued.......................
 15.       Letter regarding Unaudited Interim Financial Information......
   15.1    Letter of Price Waterhouse....................................
 23.
   23.1    Consent of Price Waterhouse...................................
   23.2*   Consent of Coffield Ungaretti & Harris (included in Exhibit
           5)............................................................
 24.       Powers of Attorney............................................
   24.1    Powers of Attorney of Directors of Acme Metals Incorporated...

- --------
*  To be filed by amendment.